As confidentially submitted to the Securities and Exchange Commission on February 14, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OSPREY BITCOIN TRUST

(Exact name of Registrant as specified in its charter)

Delaware	6221	83-2424407
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1241 Post Road, 2nd Floor

Fairfield, CT 06824

(914) 214-4697

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Gregory D. King

Chief Executive Officer

Osprey Funds, LLC

1241 Post Road, 2nd Floor

Fairfield, CT 06824

(914) 214-4697

Copies to:

Erin E. Martin

Rahul Patel

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

202.739.3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated          , 2025

PRELIMINARY PROSPECTUS

Osprey Bitcoin Trust

The Osprey Bitcoin Trust (the “Trust”) is a Delaware statutory trust that issues shares (“Shares”) representing fractional undivided beneficial interests in its net assets. The assets of the Trust consist primarily of Bitcoin held by a custodian on behalf of the Trust. The Trust seeks to reflect generally the performance of the price of Bitcoin. The Trust seeks to reflect such performance before payment of the Trust’s expenses and liabilities. Osprey Funds LLC (the “Sponsor”) is the sponsor of the Trust; Delaware Trust Company (the “Trustee”) is the trustee of the Trust; Coinbase Custody Trust Company, LLC (the “Bitcoin Custodian”) is the custodian for the Trust’s Bitcoin holdings; [and [_______] is the custodian for the Trust’s cash holdings (the “Cash Custodian” and together with the Bitcoin Custodian, the “Custodians”)] and [_______] is the administrator of the Trust (the “Trust Administrator”). The transfer agent for the Trust is [_______] (the “Transfer Agent”).

The Trust intends to issue Shares on a continuous basis and is registering an indeterminate number of Shares with the SEC in accordance with Rule 456(d) and 457(u). The Trust intends to list the shares on [     ] (“Listing Exchange”) under the symbol “OBTC.”

The Trust issues and redeems Shares only in blocks of [_____] or integral multiples thereof, based on the quantity of Bitcoin attributable to each Share (net of accrued but unpaid remuneration due to the Sponsor (the “Management Fee”) and any accrued but unpaid expenses or liabilities). A block of [______] Shares is called a “Basket.” These transactions will take place in exchange for cash. Subject to the Listing Exchange receiving the necessary regulatory approval to permit the Trust to create and redeem Shares in-kind for Bitcoin (the “In-Kind Regulatory Approval”), these transactions may also take place in exchange for Bitcoin. The timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Listing Exchange will receive the In-Kind Regulatory Approval at any point in the future. If the Listing Exchange receives the In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions, the Trust will notify the owners of the beneficial interests of Shares (the “Shareholders”) in a prospectus supplement, in its periodic reports filed pursuant to requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and on the Trust’s website. Baskets will be offered continuously at the net asset value (“NAV”) per Share for [______] Shares. Only registered broker-dealers that become authorized participants by entering into a contract with the Sponsor and the Trustee (“Authorized Participants”) may purchase or redeem Baskets. Shares will be offered to the public from time to time at varying prices that will reflect the price of Bitcoin and the trading price of the Shares on the Listing Exchange at the time of the offer.

The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive Bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third party with respect to purchasing, holding, delivering, or receiving Bitcoin as part of the creation or redemption process.

The Trust will create Shares by receiving Bitcoin from a third party that is not the Authorized Participant and the Trust is responsible for selecting the third party to deliver the Bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the delivery of the Bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the Bitcoin to the Trust. The Trust will redeem shares by delivering Bitcoin to a third party that is not the Authorized Participant and the Trust-not the Authorized Participant-is responsible for selecting the third party to receive the Bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the receipt of the Bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the Bitcoin from the Trust. The third party will be unaffiliated with the Trust and the Sponsor.

Except when aggregated in Baskets, Shares are not redeemable securities. Baskets are only redeemable by Authorized Participants.

The Trust is an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”), subject to reduced public company reporting requirements under U.S. federal securities laws.

Investing in the Shares involves significant risks. You should carefully consider the “Risk Factors” starting on page 15.

Neither the SEC nor any state securities commission has approved or disapproved of the securities offered in this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust is not an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Sponsor is not registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”), and the Sponsor is not subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator or a commodity trading advisor with respect to the Trust.

The Shares are not interests in nor obligations of any of the Sponsor, the Trustee, the Trust Administrator, [the Cash Custodian,] the Bitcoin Custodian or their respective affiliates. The Shares are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is              , 2025

This prospectus contains information you should consider when making an investment decision about the Shares. You may rely on the information contained in this prospectus. Neither the Trust nor the Sponsor has authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. This prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

Until        , 2025 (25 days after the date of this prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions. The Sponsor first intends to use this prospectus on       , 2025.

Authorized Participants may be required to deliver a prospectus when making transactions in the Shares. See “Plan of Distribution.”

1

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements which relate to future events or future performance. In some cases, you can identify such forward-looking statements by terminology such as “may,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that may occur in the future, including such matters as changes in commodity prices and market conditions (for Bitcoin and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses made by the Sponsor on the basis of its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors.” Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. None of the Trust, the Sponsor, the Trustee or their respective affiliates is under a duty to update any of the forward-looking statements to conform such statements to actual results or to a change in the Sponsor’s expectations or predictions.

2

PROSPECTUS SUMMARY

Although the Sponsor believes that this summary is materially complete, you should read the entire prospectus, including “Risk Factors” beginning on page 15, before making an investment decision about the Shares.

Definitions of terms used in this prospectus can be found in the Glossary on page 90.

Trust Structure

The Trust was formed as a Delaware statutory trust on January 3, 2019. The investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to Coin Metrics CMBI Bitcoin Index (the “Index”) provided by Coin Metrics Inc. (the “Index Provider”), less the Trust’s expenses and other liabilities. The Trust determines the current value of Bitcoin by reference to the market price of Bitcoin as determined once a day in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures.” (“ASC 820”) on each day the Listing Exchange is open for trading (each, a “Business Day”) (the “Bitcoin Market Price”). The Bitcoin Market Price is determined based on the estimated fair market value price for Bitcoin, reflecting the execution price of Bitcoin on its principal market as determined by Lukka Inc., an independent third-party digital asset data company (“Lukka”). Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The assets of the Trust consist primarily of Bitcoin held by the Bitcoin Custodian on behalf of the Trust.

Prior to listing the Shares for trading on the Listing Exchange, the Trust issued common units of fractional undivided beneficial interest representing ownership in the Trust, pursuant to Regulation D under the Securities Act. The units were quoted on OTC Markets Group Inc.’s OTCQX® Best Marketplace (“OTCQX”) under the ticker symbol “OBTC” from February 26, 2021. From the date of this prospectus, the Trust intends to issue Shares on an ongoing basis and the Shares will be listed and traded on the Listing Exchange under the ticker symbol “OBTC.” The Shares will be distributed to Authorized Participants who will be able to take advantage of arbitrage opportunities to keep the value of the Shares closely in line with the Index Price. Immediately prior to listing on the Listing Exchange, the Sponsor expects the market price of the Shares and the NAV of the Trust divided by the number of outstanding Shares (the “NAV per Share”) to converge, thus closing the current discount to NAV per Share. Subsequent to the first day of trading, the Sponsor expects there to be a net creation of Shares if the Shares trade at a premium to NAV per Share and a net redemption of Shares if the Shares trade at a discount to NAV per Share, representing the effective functioning of the arbitrage mechanism. Thereafter, it is expected that the Shares will be sold to the public at varying: prices to be determined by reference to, among other factors, the price of the Bitcoins represented by each Share and the trading price of the Shares on the Listing Exchange at the time of each sale. Shares registered hereby are of the same class and will have the same rights as any units distributed prior to this offering. Market prices for the Shares may be different from the NAV at any given time.

The Trust is governed by the provisions of the Trust Agreement, dated as of November 1, 2020, as amended on April 15, 2022, and as further amended on January 18, 2024, by the Sponsor and the Trustee.

The Trust issues and redeems Shares only in Baskets of [____] or integral multiples thereof, based on the quantity of Bitcoin attributable to each Share (net of accrued but unpaid Management Fee and any accrued but unpaid expenses or liabilities). Baskets may be redeemed by the Trust in exchange for the cash proceeds from selling the amount of Bitcoin corresponding to their redemption value. These transactions will take place in exchange for cash. Subject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for Bitcoin. The timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Listing Exchange will receive the In-Kind Regulatory Approval at any point in the future. If the Listing Exchange receives the In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions, the Trust will notify Shareholders in a prospectus supplement, in its periodic Exchange Act reports and on the Trust’s website. Individual Shares will not be redeemed by the Trust but will be listed and traded on the Listing Exchange under the ticker symbol “OBTC.” The Trust seeks to reflect generally the performance of the price of Bitcoin. The Trust seeks to reflect such performance before payment of the Trust’s expenses and liabilities. The material terms of the Trust are discussed in greater detail under the section “Description of the Shares and the Trust Agreement.” The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin. This means the Sponsor does not speculatively sell Bitcoin at times when its price is high or speculatively acquire Bitcoin at low prices in the expectation of future price increases. It also means the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. The Trust is not a registered investment company under the Investment Company Act and is not required to register under the Investment Company Act. The Sponsor is not registered with the SEC as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the Sponsor is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with its activities with respect to the Trust.

3

The Trust intends to continuously offer Shares but may suspend issuances of Shares at any time.

The Sponsor maintains a public website on behalf of the Trust, which contains information about the Trust and the Shares. The Internet address of the Trust’s website is https://ospreyfunds.io. This Internet address is only provided here as a convenience to you, and the information contained on or connected to the Trust’s website is not considered part of this prospectus.

The Trust’s Service Providers

The Sponsor

Osprey Funds, LLC serves as the Sponsor for the Trust. The Sponsor is generally responsible for the day-to-day administration of the Trust under the provisions of the Trust Agreement. This includes (i) preparing and providing periodic reports and financial statements on behalf of the Trust for investors, (ii) selecting and monitoring the Trust’s service providers and from time to time engaging additional, successor or replacement service providers (including without limitation the Trust Administrator, Bitcoin Custodian, [Cash Custodian,] Transfer Agent and Index Provider), (iii) instructing the Bitcoin Custodian to withdraw the Trust’s Bitcoin as needed to pay the Management Fee, (iv) upon dissolution of the Trust, distributing the Trust’s cash proceeds from the sale of the remaining Bitcoin to the owners of record of the Shares and (v) when applicable, establishing the principal market for GAAP valuation. The Shares are not obligations of, and are not guaranteed by, Osprey Funds, LLC, or any of its subsidiaries or affiliates.

The Trustee

The Trustee is Delaware Trust Company. The Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the DSTA that the Trust have at least one trustee with a principal place of business in the State of Delaware. The duties of the Trustee will be limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute under the DSTA. To the extent that, at law or in equity, the Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or the Shareholders, such duties and liabilities will be replaced by the duties and liabilities of the Trustee expressly set forth in the Trust Agreement. The Trustee will have no obligation to supervise, nor will it be liable for, the acts or omissions of the Sponsor, Transfer Agent, Custodian or any other person.

The Bitcoin Custodian

The Bitcoin Custodian is Coinbase Custody Trust Company, LLC (“Coinbase Custody”). The Bitcoin Custodian is responsible for safekeeping the Bitcoin owned by the Trust. The Bitcoin Custodian is appointed by the Trustee. The general role and responsibilities of the Bitcoin Custodian are further described in “The Trust’s Service Providers-The Bitcoin Custodian.”

The Trust Administrator

The Trust Administrator is [     ]. The Trust Administrator is generally responsible for the day-to-day administration of the Trust, including keeping the Trust’s operational records. The Trust Administrator’s principal responsibilities include: (i) valuing the Trust’s Bitcoin and calculating the NAV per Share; (ii) supplying pricing information to the Sponsor for the Trust’s website; (iii) receiving and reviewing reports on the custody of and transactions in cash and Bitcoin from the Cash Custodian and Trust, respectively, and taking such other actions in connection with the custody of cash as the Sponsor instructs; and (iv) accounting and other fund administrative services. The Trust Administrator also provides know your customer, anti-money laundering, and Office of Foreign Assets Control (“OFAC”) compliance check services to the Trust and Sponsor.

4

[The Cash Custodian]

[        ] serves as the Cash Custodian pursuant to an agreement between it and the Trust (the “Cash Custody Agreement”). The Cash Custodian is the custodian for the Trust’s cash holdings. The Trust may retain additional cash custodians from time to time pursuant to a cash custodian agreement to perform certain services that are typical of a cash custodian. The Sponsor may, in its sole discretion, add or terminate cash custodians at any time.

The Transfer Agent

The transfer agent for the Trust is [         ]. The Transfer Agent is responsible the issuance and redemption of Shares, the payment, if any, of distributions with respect to the Shares, the recording of the issuance of the Shares and the maintaining of certain records therewith.

Trust Objective and Key Operating Metrics

The investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the Index provided by the Index Provider, less the Trust’s expenses and other liabilities. The Shares have been quoted on OTC Markets since February 12, 2021, and on OTCQX under the symbol “OBTC” since February 26, 2021, and to date have not met their investment objective. For example, the price of the Shares quoted on OTCQX has varied from a premium over NAV as high as 240% on February 16, 2021, to a discount to NAV as low as -30% on June 7, 2022.

While an investment in the Shares is not a direct investment in Bitcoin, the Shares are intended to constitute a cost-effective and convenient means of gaining investment exposure to Bitcoin. The logistics of accepting, transferring and safekeeping of Bitcoin are dealt with by the Sponsor and the Bitcoin Custodian, and the related expenses are built into the price of the Shares. Therefore, Shareholders do not have additional tasks or costs over and above those generally associated with investing in any other privately placed security. However, an investment in the Shares may operate and perform differently over time, or at any specific point in time, than an investment directly in Bitcoin due to such factors as Trust fees and expenses, the quantity of Shares available for trading, the relative liquidity of the Shares and differences in the markets trading Bitcoin and Shares (e.g., hours of operation, marketplace rules, clearance and settlement and market participants).

Although there can be no assurance that an actively traded market in the Shares will develop, the Shares will be listed and traded on the Listing Exchange under the ticker symbol “OBTC.”

Summary Risk Factors

Risk Factors Related to Digital Assets

●	The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

●	The value of the Shares is subject to a number of factors relating to the fundamental investment characteristics of Bitcoin as a digital asset, including the fact that digital assets are bearer instruments and loss, theft, destruction, or compromise of the associated private keys could result in permanent loss of the asset, and the capabilities and development of blockchain technologies such as the Bitcoin blockchain.

●	Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on the continued acceptance of Bitcoin.

●	Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

5

Risk Factors Related to the Digital Asset Markets

●	The value of the Shares relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

●	The Index (as defined below) has a limited performance history, the Index price could fail to track the global Bitcoin price, and a failure of the Index price could adversely affect the value of the Shares.

●	The Index price used to calculate the value of the Trust’s Bitcoin may be volatile, adversely affecting the value of the Shares.

Risk Factors Related to the Trust and the Shares

●	If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

●	The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants.

●	Security threats to the Trust’s account at the Bitcoin Custodian could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the value of the Shares.

●	Bitcoin transactions are irrevocable and stolen or incorrectly transferred Bitcoins may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could adversely affect the value of the Shares.

●	Loss of a critical banking relationship for, or the failure of a bank used by, the Prime Execution Agent could adversely impact the Trust’s ability to create or redeem Baskets, or could cause losses to the Trust.

Risk Factors Related to the Regulation of the Trust and the Shares

●	Digital asset markets in the United States exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying Bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

●	If regulators subject the Trust, the Trustee or the Sponsor to regulation as a money services business (“MSB”) or money transmitter, this could result in extraordinary expenses to the Trust, the Trustee or the Sponsor and also result in decreased liquidity for the Shares.

6

●	Regulatory changes or interpretations could obligate the Trust, the Trustee or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust.

●	The treatment of digital currency for U.S. federal, state and local income tax purposes is uncertain.

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act. For as long as the Trust is an emerging growth company, the Trust may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports and audited financial statements in this prospectus, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on “golden parachute” compensation and exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless otherwise determined by the SEC, any new audit rules adopted by the Public Company Accounting Oversight Board.

Under the JOBS Act, the Trust will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year during which the Trust has total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

●	the date on which the Trust has, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which the Trust is deemed to be a “large accelerated filer” (i.e., an issuer that (1) has more than $700 million in outstanding equity held by non-affiliates and (2) has been subject to the reporting requirements of the Exchange Act for at least 12 calendar months and has filed at least one annual report on Form 10-K.)

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. The Trust is choosing to opt out of this extended transition period and, as a result, the Trust will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that the Trust’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Principal Offices

The offices of the Trust and the Sponsor’s offices are located at 1241 Post Road, 2nd Floor, Fairfield, CT 06824 and the Trust’s telephone number is (914) 214-4697. The Trustee’s office is located at 251 Little Falls Drive, Wilmington, Delaware 19808. The Bitcoin Custodian’s office is located at [         ]. The Trust Administrator’s office is located at [         ]. The Transfer Agent’s office is located [         ].

7

THE OFFERING

Offering	The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust.

Use of proceeds	Proceeds received by the Trust from the issuance and sale of Shares will be used to acquire Bitcoin and to accrue forked or airdropped cryptocurrency coins from the Bitcoin Network, or their respective U.S. dollar cash equivalents. Such Bitcoin will in all cases be (1) owned by the Trust and held by the Bitcoin Custodian, (2) disbursed (after conversion to U.S. dollars, as applicable) to pay the Trust’s expenses, (3) distributed (after conversion to U.S. dollars, as applicable) to Shareholders in connection with the redemption of Shares, if and when redemptions of Shares are ever permitted, (4) distributed (after conversion to U.S. dollars, as applicable), to Shareholders as dividends, if and when dividends are ever paid and (5) liquidated in the event that the Trust is terminated or as otherwise required by law or regulation.

Listing Exchange ticker symbol	OBTC

CUSIP	[68839C206]

Creation and redemption

The Trust issues and redeems Baskets on a continuous basis. These transactions will take place in exchange for cash. Subject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for Bitcoin. The timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Listing Exchange will receive the In-Kind Regulatory Approval at any point in the future. If the Listing Exchange receives the In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions, the Trust will notify Shareholders in a prospectus supplement, in its periodic Exchange Act reports and on the Trust’s website. Baskets are only issued or redeemed in exchange for an amount of cash determined by the Trustee on each day that the Listing Exchange is open for regular trading. No Shares are issued unless the Bitcoin Custodian or Prime Execution Agent has allocated to the Trust’s account the corresponding amount of Bitcoin. As of the date of this prospectus, a Basket requires delivery of $[_____]. [Baskets may be created or redeemed only by Authorized Participants, who pay [________], an affiliate of the Trustee that has been retained by the Trust to perform certain order processing, Authorized Participant communications, and related services in connection with the issuance and redemption of Baskets (“ETF Services”), (1) a transaction fee for each order to create or redeem Baskets (the “ETF Servicing Fee”) and (2) transfer, processing and other transaction costs charged by the Bitcoin Custodian in connection with the issuance of Baskets for such purchase order (“Custody Transaction Costs”).]

The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive Bitcoin as part of the creation or redemption process or otherwise direct the Trust or a third party with respect to purchasing, holding, delivering, or receiving Bitcoin as part of the creation or redemption process.

The Trust will create Shares by receiving Bitcoin from a third party that is not the Authorized Participant and the Trust-not the Authorized Participant-is responsible for selecting the third party to deliver the Bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the delivery of the Bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the Bitcoin to the Trust. The Trust will redeem Shares by delivering Bitcoin to a third party that is not the Authorized Participant and the Trust-not the Authorized Participant-is responsible for selecting the third party to receive the Bitcoin. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the receipt of the Bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the Bitcoin from the Trust. The third party will be unaffiliated with the Trust and the Sponsor.

See “Description of the Shares and the Trust Agreement” for more details.

8

Net Asset Value

As of September 30, 2024, the Trust’s NAV per share was $20.45. The Sponsor has the exclusive authority to determine the Trust’s NAV. The Sponsor has delegated to the Trust Administrator the responsibility to calculate the net asset value of the Trust and the NAV. Upon commencement of the offering, the value of Bitcoin held by the Trust is determined based on the estimated fair market value price for Bitcoin, reflecting the execution price of Bitcoin on its principal market as determined by Lukka.

The NAV is calculated on each business day and is equal to the aggregate value of the Trust’s assets less its liabilities (which include accrued but unpaid fees and expenses, both estimated and finally determined), based on the Bitcoin Market Price. In calculating the value of the Bitcoin held by the Trust on any business day, the Trust Administrator will use the Bitcoin Market Price as determined once a day in accordance with ASC 820. The Trust Administrator will also calculate the NAV per Share of the Trust daily. The Trust considers 4:00 p.m. New York time as a cut off for the end of day reporting.

The Trust’s financial statements are prepared in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) and utilize an exchange-traded price from the Trust’s principal market for Bitcoin as of 4:00 p.m. ET on the Trust’s financial statement measurement date. The Sponsor will determine in its sole discretion the valuation sources and policies used to prepare the Trust’s financial statements in accordance with GAAP. The Trust intends to engage a third-party vendor to obtain a price from a principal market for Bitcoin, which will be determined and designated by such third-party vendor daily based on its consideration of several exchange characteristics, including oversight, and the volume and frequency of trades. Under GAAP, such a price is expected to be deemed a Level 2 input in accordance with the ASC Topic 820 because it is expected to be a quoted price in active markets for identical assets or liabilities.

Index

The Index is a U.S. dollar-denominated composite reference rate for the price of Bitcoin. The Index is designed to (1) mitigate instances of fraud, manipulation and other anomalous trading activity, (2) provide a real-time, trade-weighted fair value of Bitcoin and (3) appropriately handle and adjust for non-market related events.

The method by which the Index Provider selects constituent markets for its indexes is contained in Section 3.1 Constituent Market Eligibility Criteria in the Index Provider’s CMBI Single Asset Series Methodology, available at https://cmbi-indexes.coinmetrics.io/cmbibtc. The constituent markets for CMBI indexes are derived from the constituent markets for the CM Reference Rates, available at https://coinmetrics.io/wp-content/uploads/2021/05/reference-rates-methodology.pdf, which in turn evaluates markets traded on digital asset exchanges as potential input data sources using CMBI’s Market Selection Framework. The framework consists of a fully systematized process for evaluating markets. In this framework, a market refers to a specific traded asset pair on a specific exchange. Although the Trust believes that the information provided by the Index Provider is reliable, the Trust has not independently verified the accuracy of this information.

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The Market Selection Framework consists of 36 features which represent individual measurable properties that provide an indication of the suitability for a market to serve as an input data source, which are combined to form a market rating. For each asset, the Index Provider selects the highest quality markets using a rating algorithm and a selection algorithm. Detailed information is contained in the full text of the Market Selection Framework, available at https://coinmetrics.io/wp-content/uploads/2021/04/reference-rates-market-selection-framework.pdf.

The Coin Metrics Index Committee reviews the constituent markets from the CM Reference Rates to determine the constituent markets for CMBI’s indexes. This review applies considerations surrounding the investability of each of the markets and takes into consideration all the available data. The Coin Metrics Oversight Committee reviews these decisions. In the case of the CMBI Bitcoin Index, the constituent markets are identical to the constituent markets for CMBI’s Bitcoin reference rate.

Index levels and returns are determined using transacted cryptoasset prices from the Index Provider’s vetted markets as determined by the Market Selection Framework. No quote data, derivative data or estimations are used as an estimation of constituent price levels. Real-time index pricing is not streaming but conducted at fixed intervals (e.g., every 15 seconds) as defined in the Index’s methodology. An Intraday index level means the level of an index observed by a calculation agent at any time during the regular trading session hours of the relevant exchange, without regard to after hours or any other trading outside of the regular trading session hours. Intraday Index level and return calculations leverage the real-time reference rates. Real-time reference rates are a collection of reference rates quoted in U.S. dollars published once per second, every day of the year for a set of cryptocurrencies and fiat currencies. As such, the real-time reference rates represent the reference rate of one unit of the asset quoted in U.S. dollars. The collection of reference rates is derived from the most recent trade data available from markets traded on cryptocurrency exchanges that are approved to serve as pricing sources (“whitelisted markets”) by the Coin Metrics Oversight Committee (“Index Provider Oversight Committee”) and by applying an exchange volume-weighted median as calculated within the CoinMetrics Real-Time Reference Rate Methodology, version 0.10, last revised May 27, 2021 (the “Reference Rate Methodology”).

The Reference Rate Methodology and Coin Metrics Market Selection Framework, version 1.0.2, last revised April 25, 2021 (the “Market Selection Framework”) lays out the criteria for the whitelisted market selection framework. The Index Provider Oversight Committee is responsible for evaluating new markets for inclusion as a selected whitelisted markets and reassessing current whitelisted markets on a quarterly basis and during interim periods if market conditions warrant.

Adjustments to the pricing data are made (1) if observable transactions from a constituent market are unable to be collected due to technical problems specific to the constituent market’s exchange during the calculation of a Reference rate, the observable transactions from the constituent market are not included in the calculation of the specific instance of the given Refence Rate and (2) if no observable transactions from constituent markets exist during the trailing 60 minutes, the value of the Reference Rate will be determined to equal the value calculated during the previous second. If potential errors or anomalies in the data are detected, the exercise of expert judgment will be applied by Coin Metrics to determine if the potentially erroneous data is included in the calculation of the Reference Rate. If errors are discovered in the calculation process subsequent to the publication of the Reference Rate, a recalculated reference rate may be published.

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Official Index levels are produced daily at 4:00 pm, New York time. End-of-day Index level and return calculations leverage the hourly reference rates, which are derived by applying a volume-weighted median price to trade data that has been collected over a 61-minute interval.

Intraday Indicative Value

In order to provide updated information relating to the Trust for use by Shareholders, the Trust intends to publish an intraday indicative value per Share (“IIV”) using Lukka. One or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Listing Exchange or a third-party financial data provider during the Listing Exchange’s regular market session of 9:30 a.m. to 4:00 p.m. New York time (the “Regular Market Session”). The IIV will be calculated by using the prior day’s closing NAV as a base and updating that value during the Regular Market Session to reflect changes in the value of the Trust’s NAV during the trading day.

The IIV’s dissemination during the Regular Market Session should not be viewed as an actual real time update of the NAV, which will be calculated only once at the end of each trading day. The IIV will be widely disseminated every 15 seconds during the Regular Market Session by one or more major market data vendors. In addition, the IIV will be available through online information services.

Trust Expenses

Historically, the Trust’s only ordinary recurring expenses were the Management Fee, index license fees and fees of the Bitcoin Custodian. The Trust was also responsible for annual legal fees in excess of $50,000, and audit fees (the “Excluded Expenses”), as well as certain extraordinary expenses of the Trust, including but not limited to taxes and governmental charges, expenses and costs, expenses and indemnities related to any extraordinary services performed by the Sponsor (or any other Service Provider, including the Trustee) on behalf of the Trust to protect the Trust or the interest of Unitholders, indemnification expenses, and fees and expenses related to public quotation on OTCQX (the “Extraordinary Expenses”). Historically, the Trust paid the Sponsor the Management Fee equal to an annualized 0.49% of the average daily NAV of the Trust for each year.

Upon commencement of this offering, the Trust’s only ordinary recurring expenses is expected to be the Management Fee. The Management Fee will accrue daily at an annual rate of 0.49% of the NAV and will be paid on a monthly basis, and the Management Fee will be payable at the Sponsor’s sole discretion, in Bitcoins or U.S. dollars and valued at the Bitcoin Market Price in effect for such Bitcoin at the time of such payment. As partial consideration for its receipt of the Management Fee, the Sponsor will bear the routine operational, administrative and other ordinary fees and expenses of the Trust, including the fees of the Trustee, the Trust Administrator, Fund Accountant, Transfer Agent, and Marketing Agent, the Custodians’ Fee, Exchange listing fees, SEC registration fees, printing and mailing costs, tax reporting fees, audit fees, license fees and ordinary legal fees and expenses (the “Assumed Expenses”); provided, however, that the Trust shall remain responsible for any Extraordinary Expenses.

If the Trust holds any IR Virtual Currency, the Trust may pay the Management Fee, in whole or in part, with such IR Virtual Currency by entering into an agreement with the Sponsor and transferring such IR Virtual Currency to the Sponsor at a value to be determined in accordance with the terms of such agreement, but only if such agreement and transfer do not conflict with the terms of the Trust Agreement. The Trust’s NAV is calculated daily, by reference to the Bitcoin Market Price as measured as determined once a day in accordance with ASC 820.

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Incidental Rights/ IR Virtual Currency

From time to time, the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency (for avoidance of doubt, other than Bitcoin) or other asset or right, which rights are incident to the Trust’s ownership of Bitcoins and arise without any action of the Trust, or of the Sponsor or Trustee on behalf of the Trust (“Incidental Rights”) and/or virtual currency tokens, or other assets or rights, acquired by the Trust through the exercise (subject to the applicable provisions of the Trust Agreement) of any Incidental Right (“IR Virtual Currency”) by virtue of its ownership of Bitcoins, generally through a fork in the Bitcoin blockchain, an airdrop offered to holders of Bitcoins or other similar event.

With respect to any fork, airdrop or similar event, the Sponsor may, in its discretion, decide to cause the Trust to distribute the IR Virtual Currency in-kind to an agent of the Shareholders for resale by such agent, or to irrevocably abandon the IR Virtual Currency. In the case of a distribution in-kind, the Shareholders’ agent would attempt to sell the IR Virtual Currency, and if the agent is able to do so, remit the cash proceeds to Shareholders. There can be no assurance as to the price or prices for any IR Virtual Currency that the agent may realize, and the value of the IR Virtual Currency may increase or decrease after any sale by the agent. In the case of abandonment, the Trust would not receive any direct or indirect consideration for the IR Virtual Currency and thus the value of the Shares will not reflect the value of the IR Virtual Currency. See “Risk Factors-Risks Related to the Trust and the Shares-A temporary or permanent “fork” could adversely affect the value of the Shares” and “In addition, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency, including any forked or airdropped assets.”

Tax Considerations	Owners of Shares will be treated, for U.S. federal income tax purposes, as if they owned a corresponding share of the assets of the Trust. They will also be viewed as if they directly received a corresponding share of any income of the Trust, or as if they had incurred a corresponding share of the expenses of the Trust. Consequently, each sale of Bitcoin by the Trust will constitute a taxable event to the Shareholders. See “U.S. Federal Income Tax Consequences-Taxation of U.S. Shareholders” and “ERISA and Related Considerations.”

Voting Rights	Owners of Shares do not have any voting rights, take no part in the management or control, and have no voice in, the Trust’s operations or business. See “Description of the Shares and the Trust Agreement-Voting Rights.”

Suspension of Issuance, Transfers and Redemptions

The Sponsor may suspend the acceptance of purchase orders or the delivery or registration of transfers of Shares generally, or refused with respect to particular requested creations, during any period when the transfer books of the Sponsor or its delegate are closed or if any such action is deemed necessary or advisable by the Sponsor or its delegate or for any reason at any time or from time to time. The Sponsor may suspend the right to surrender Shares or postpone the delivery date of Bitcoin or other Trust property generally or with respect to a particular redemption order if (1) the order is not in proper form as determined by the Trust or Sponsor, (2) during an emergency as a result of which delivery, disposal or evaluation of Bitcoin is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of Shareholders. See “Description of the Shares and the Trust Agreement.”

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Limitation on Obligations and Liability

The Sponsor and its affiliates (each a “Covered Person”) will not be liable to the Trust or any Shareholder for any action taken, or for refraining from taking any action in good faith, having determined that such course of conduct was in the best interests of the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own willful misconduct, bad faith or gross negligence in the performance of its duties.

Each Covered Person will be indemnified by the Trust and held harmless against any loss, judgment, liability, expense incurred or amount paid in settlement of any claim sustained by it in connection with the Covered Person’s activities for the Trust, without fraud, gross negligence, bad faith, willful misconduct or a material breach of the Trust Agreement on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, any subscription agreement) or any actions taken in accordance with the provisions of the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action that it may deem necessary or desirable in respect of the Trust Agreement and the interests of the Shareholders and, in such event, the legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust. See “Description of the Shares and the Trust Agreement—Limitations on Obligations and Liability.”

Dissolution events	The Trust will dissolve if any of the following events occur:

●	a U.S. federal or state regulator requires the Trust to shut down or forces the Trust to liquidate its Bitcoin or seizes, impounds or otherwise restricts access to Trust assets;

●	The Trust is determined to be a “money services business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act and is required to comply with certain FinCEN regulations thereunder, and the Sponsor has made the determination that dissolution of the Trust is advisable;

●	The Trust is required to obtain a license or make a registration under any state law regulating money transmitters, money services businesses, providers of prepaid or stored value, virtual currency businesses or similar entities, and the Sponsor has made the determination that dissolution of the Trust is advisable;

●	any ongoing event exists that either prevents the Trust from making or makes impractical the Trust’s reasonable efforts to make a fair determination of the Bitcoin Market Price;

●	any ongoing event exists that either prevents the Trust from converting or makes impractical the Trust’s reasonable efforts to convert Bitcoin to U.S. Dollars;

●	the filing of a certificate of dissolution or revocation of the Sponsor’s charter (and the expiration of 90 days after the date of notice to the Sponsor of revocation without a reinstatement of its charter) or upon the withdrawal, removal, adjudication or admission of bankruptcy or insolvency of the Sponsor, or an event of withdrawal (each of the foregoing events an “Event of Withdrawal”) unless at the time there is at least one remaining Sponsor; or

●	the Bitcoin Custodian resigns or is removed without replacement.

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The Sponsor may, in its sole discretion, dissolve the Trust if any of the following events occur:

●	the SEC determines that the Trust is an investment company required to be registered under the Investment Company Act;

●	the CFTC determines that the Trust is a commodity pool under the CEA;

●	the Trust becomes insolvent or bankrupt;

●	all of the Trust’s assets are sold;

●	the determination of the Sponsor that the aggregate net assets of the Trust in relation to the operating expenses of the Trust make it unreasonable or imprudent to continue the activities of the Trust;

●	the Sponsor receives notice from the IRS or from counsel for the Trust or the Sponsor that the Trust fails to qualify for treatment, or will not be treated, as a grantor trust under the Internal Revenue Code of 1986, as amended (the “IRC”); or

●	if the Trustee notifies the Sponsor of the Trustee’s election to resign and the Sponsor does not appoint a successor trustee within 60 days, the Trust will dissolve.

See “Description of the Shares and the Trust Agreement-Amendment and Dissolution.”

Upon dissolution of the Trust and surrender of Shares by the Shareholders, Shareholders will receive a distribution in U.S. dollars after the Sponsor has paid or made provision for the Trust’s obligations. See “Description of the Shares and the Trust Agreement-Amendment and Dissolution.”

Authorized Participants	Baskets may be created or redeemed only by Authorized Participants. Each Authorized Participant must be a registered broker-dealer, a participant in DTC, have entered into an agreement with the Sponsor and the Trustee (the “Authorized Participant Agreement”) and be in a position to transfer cash to, and take delivery of cash from, the Trust Administrator through one or more accounts. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of cash in connection with such creations or redemptions. As of the date of this prospectus, the Authorized Participants are [ ]. Additional Authorized Participants may be added at any time, subject to the discretion of the Sponsor.

Clearance and settlement	The Shares will be evidenced by a global certificate that the Trust issues to DTC. The Shares are issued in book-entry form only. Transactions in Shares clear through the facilities of DTC. Investors may hold their Shares through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

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RISK FACTORS

The Shares are speculative and involve a high degree of risk. Before making an investment decision, you should consider carefully the risks described below, as well as the other information included in this prospectus.

Risk Factors Related to Digital Assets

The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

The trading prices of many digital assets, including Bitcoin, have experienced extreme volatility in recent periods and may continue to do so. These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for Bitcoin. In the 2021-2022 cycle, the price of Bitcoin peaked at $67,734 and bottomed at $15,632, marking a steep 77% drawdown. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout Bitcoin’s history, including in 2011, 2013-2014, and 2017-2018, before repeating again in 2021-2022. Over the course of 2023 and 2024, bitcoin prices continued to exhibit extreme volatility. After the results of the U.S. presidential election in November 2024, the price of bitcoin rallied to an all-time high of over $100,000 in December 2024 based, in part, on the market’s perception that the new presidential administration would be pro-digital assets.

Extreme volatility may persist and the value of the Shares may significantly decline in the future without recovery. The digital asset markets may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC (“Genesis”). In response to these events (collectively, the “2022 Events”), the digital asset markets have experienced extreme price volatility and other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets. These events have also negatively impacted the liquidity of the digital asset markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices, including Bitcoin, may continue to experience significant volatility or price declines and confidence in the digital asset markets may be further undermined. In addition, regulatory and enforcement scrutiny has increased, including from, among others, the Department of Justice, the SEC, the CFTC, the White House and Congress, as well as state regulators and authorities. These events are continuing to develop and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Trust, its service providers or to the digital asset industry as a whole.

Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The Trust is not actively managed and will not take any actions to take advantage, or mitigate the impacts, of volatility in the price of Bitcoin.

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The value of the Shares is subject to a number of factors relating to the fundamental investment characteristics of Bitcoin as a digital asset, including the fact that digital assets are bearer instruments and loss, theft, or compromise of the associated private keys could result in permanent loss of the asset, and the capabilities and development of blockchain technologies such as the Bitcoin blockchain.

Digital assets such as Bitcoin were only introduced within the past 16 years, and the value of the Shares is subject to a number of factors over time relating to the capabilities and development of blockchain technologies, such as the recentness of their development, their dependence on the internet and other technologies, their dependence on the role played by users, developers and miners and the potential for malicious activity. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

●	Digital asset networks, including the Bitcoin peer-to-peer network and associated blockchain ledger (the “Bitcoin blockchain” and together the “Bitcoin network”), and the software used to operate them are in the early stages of development. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks. Because Bitcoin is a digital asset, the value of the Shares is subject to a number of factors relating to the fundamental investment characteristics of digital assets, including the fact that digital assets are bearer instruments and loss, theft, compromise, or destruction of the associated private keys could result in permanent loss of the asset.

●	Digital assets, including Bitcoin, are controllable only by the possessor of both the unique public key and private key or keys relating to the Bitcoin network address, or “wallet”, at which the digital asset is held. Private keys must be safeguarded and kept private in order to prevent a third-party from accessing the digital asset held in such wallet. The loss, theft, compromise or destruction of a private key required to access a digital asset may be irreversible. If a private key is lost, stolen, destroyed or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the digital asset corresponding to that private key and the private key will not be capable of being restored by the digital asset network resulting in the total loss of the value of the digital asset linked to the private key.

●	Digital asset networks are dependent upon the internet. A disruption of the internet or a digital asset network, such as the Bitcoin network, would affect the ability to transfer digital assets, including Bitcoin, and, consequently, their value.

●	The acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in a digital asset network, such as the Bitcoin network, could result in a “fork” in such network’s blockchain, including the Bitcoin blockchain, resulting in the operation of multiple separate networks.

●	Governance of the Bitcoin network is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of the Bitcoin network, which may stymie the Bitcoin network’s utility and ability to grow and face challenges. In particular, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems on the Bitcoin network, especially long-term problems.

●	Over the past decade, Bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation application specific integrated circuit machines to “professionalized” mining operations using proprietary hardware or sophisticated machines. If the profit margins of Bitcoin mining operations are not sufficiently high, including due to an increase in electricity costs or a decline in the market price of Bitcoin, or if Bitcoin mining operations are unable to arrange alternative sources of financing (e.g., if lenders refuse to make loans to such miners), Bitcoin miners are more likely to immediately sell more Bitcoins than they otherwise would, resulting in an increase in liquid supply of Bitcoin, which would generally tend to reduce Bitcoin’s market price.

●	To the extent that any miners cease to record transactions that do not include the payment of a transaction fee in solved blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Bitcoin blockchain until a block is mined by a miner who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network.

●	Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage, or if electricity prices increase where the mining activities are performed.

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●	Many digital asset networks, including the Bitcoin network, face significant scaling challenges and may periodically be upgraded with various features designed to increase the speed and throughput of digital asset transactions. These attempts to increase the volume of transactions may not be effective, and such upgrades may fail, resulting in potentially irreparable damage to the Bitcoin network and to the value of Bitcoin.

●	The open-source structure of many digital asset network protocols, such as the protocol for the Bitcoin network, means that developers and other contributors are generally not directly compensated for their contributions in maintaining and developing such protocols. As a result, the developers and other contributors of a particular digital asset may lack a financial incentive to maintain or develop the network, or may lack the resources to adequately address emerging issues. Alternatively, some developers may be funded by companies whose interests are at odds with other participants in a particular digital asset network. A failure to properly monitor and upgrade the protocol of the Bitcoin network could damage that network.

●	Moreover, in the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying Bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to compromise the security of the Bitcoin network or take the Trust’s Bitcoin, which would adversely affect the value of the Shares. Moreover, functionality of the Bitcoin network may be negatively affected such that it is no longer attractive to users, thereby dampening demand for Bitcoin. Even if another digital asset other than Bitcoin were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the value of the Shares.

Moreover, because digital assets, including Bitcoin, have been in existence for a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this prospectus.

Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on the continued acceptance of Bitcoin.

The Bitcoin network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Although the Bitcoin network is the most established digital asset network, the Bitcoin network and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

●	Bitcoins have only recently become selectively accepted as a means of payment by retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions; process wire transfers to or from digital asset platforms, Bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in Bitcoin. As a result, the prices of Bitcoins may be influenced to a significant extent by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually. Further, the lack of availability of banking services could prevent the Trust from being able to complete creations and redemptions of Baskets, the timely liquidation of Bitcoin and withdrawal of assets from the Bitcoin Custodian even if the Sponsor determined that such liquidation was appropriate or suitable, or otherwise disrupt the Trust’s operations.

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●	Certain privacy-preserving features have been or are expected to be introduced to digital asset networks, such as the Bitcoin network, and platforms or businesses that facilitate transactions in Bitcoin may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks or facilitate illicit financing or crime.

●	Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.

The Trust is not actively managed and will not have any formal strategy relating to the development of the Bitcoin network.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

Potential amendments to the Bitcoin network’s protocols and software could, if accepted and authorized by the Bitcoin network community, adversely affect an investment in the Trust.

The Bitcoin network uses a cryptographic protocol to govern the interactions within the Bitcoin network. A loose community known as the core developers has evolved to informally manage the source code for the protocol. Membership in the community of core developers evolve over time, largely based on self-determined participation in the resource section dedicated to Bitcoin on Github.com. The core developers can propose amendments to the Bitcoin network’s source code that, if accepted by miners and users, could alter the protocols and software of the Bitcoin network and the properties of Bitcoin. These alterations would occur through software upgrades, and could potentially include changes to the irreversibility of transactions and limitations on the mining of new Bitcoin, which could undermine the appeal and market value of Bitcoin. Alternatively, software upgrades and other changes to the protocols of the Bitcoin network could fail to work as intended or could introduce bugs, security risks, or otherwise adversely affect, the speed, security, usability, or value of the Bitcoin network or Bitcoins. As a result, the Bitcoin network could be subject to changes to its protocols and software in the future that may adversely affect an investment in the Trust.

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The open-source structure of the Bitcoin network protocol means that the core developers and other contributors are generally not directly compensated for their contributions in maintaining and developing the Bitcoin network protocol. A failure to properly monitor and upgrade the Bitcoin network protocol could damage the Bitcoin network and an investment in the Trust.

The Bitcoin network operates based on an open-source protocol maintained by the core developers and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As Bitcoins are rewarded solely for mining activity and are not sold to raise capital for the Bitcoin network, and the Bitcoin network protocol itself is made available for free rather than sold or made available subject to licensing or subscription fees and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the source code for the Bitcoin network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin network protocol. Although the Bitcoin network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. For example, there have been recent reports that the number of core developers who have the authority to make amendments to the Bitcoin network’s source code in the GitHub repository is relatively small, although there are believed to be a larger number of developers who contribute to the overall development of the source code of the Bitcoin network. Alternatively, some developers may be funded by entities whose interests are at odds with other participants in the Bitcoin network. In addition, a bad actor could also attempt to interfere with the operation of the Bitcoin network by attempting to exercise a malign influence over a core developer. To the extent that material issues arise with the Bitcoin network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the Bitcoin network and an investment in the Trust may be adversely affected.

Digital asset networks face significant scaling challenges and efforts to increase the volume and speed of transactions may not be successful.

Many digital asset networks, including the Bitcoin network, face significant scaling challenges due to the fact that public blockchains generally face a tradeoff between security and scalability. One means through which public blockchains achieve security is decentralization, meaning that no intermediary is responsible for securing and maintaining these systems. For example, a greater degree of decentralization generally means a given digital asset network is less susceptible to manipulation or capture. A digital asset network may be limited in the number of transactions it can process by the capabilities of each single fully participating node.

As corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Bitcoin network has been, at times, at capacity, which has led to increased transaction fees. Since January 1, 2024, Bitcoin transaction fees have decreased from $14.75 per Bitcoin transaction, on average, to $1.24 per transaction, on average, on February 10, 2025. As of December 31, 2024, Bitcoin transaction fees were $4.81 per transaction, on average, over a one-year trailing basis. Increased fees and decreased settlement speeds could preclude certain uses for Bitcoin (e.g., micropayments), and could reduce demand for, and the price of, Bitcoin, which could adversely impact the value of the Shares.

Many developers are actively researching and testing scalability solutions for public blockchains that do not necessarily result in lower levels of security or decentralization (e.g., off-chain payment channels like the Lightning Network, sharding, or off-chain computations). However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of the Bitcoin Network transactions will be effective, or how long these mechanisms will take to become effective, which could adversely impact the value of the Shares.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

The largest Bitcoin wallets are believed to hold, in aggregate, a significant percentage of the Bitcoins in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoins, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin.

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If the digital asset award for mining blocks and transaction fees for recording transactions on the Bitcoin network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expanding processing power or demand high transaction fees, which could negatively impact the value of Bitcoin and the value of the Shares.

If the digital asset awards for solving blocks and the transaction fees for recording transactions on the Bitcoin Network are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed. A reduction in the processing power expended by miners on the Bitcoin Network could increase the likelihood of a malicious actor or botnet obtaining control.

Miners have historically accepted relatively low transaction confirmation fees on most digital asset networks. If miners demand higher transaction fees for recording transactions in the Blockchain or a software upgrade automatically charges fees for all transactions on the Bitcoin Network, the cost of using Bitcoin may increase and the marketplace may be reluctant to accept Bitcoin as a means of payment. Alternatively, miners could collude in an anti-competitive manner to reject low transaction fees on the Bitcoin Network and force users to pay higher fees, thus reducing the attractiveness of the Bitcoin Network. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect the attractiveness of the Bitcoin Network, the value of Bitcoin and the value of the Shares.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin network, or otherwise obtains control over the Bitcoin network through its influence over core developers or otherwise, such actor or botnet could manipulate the Bitcoin blockchain to adversely affect the value of the Shares or the ability of the Trust to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin network, it may be able to alter the Bitcoin blockchain on which transactions in Bitcoin rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Bitcoin blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the Bitcoin network.

Although there are no known reports of malicious activity on, or control of, the Bitcoin network, it is believed that certain mining pools may have exceeded the 50% threshold on the Bitcoin network since the Bitcoin blockchain’s genesis block was mined in 2009, and others have come close. The possible crossing or near-crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. Also, there have been reports that two mining pools recently controlled in excess of 50% of the aggregate mining power on the Bitcoin network and may do so now or in the future. If network participants, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin network will increase, which may adversely affect the value of the Shares. Also, if miners experience financial or other difficulties on a large scale and are unable to participate in mining activities, whether due to a downturn in the Bitcoin market or other factors, the risks of the Bitcoin network becoming more centralized could increase.

A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that users and miners accept amendments to the source code proposed by the controlled core developer, other core developers do not counter such amendments, and such amendments enable the malicious exploitation of the Bitcoin network, the risk that a malicious actor may be able to obtain control of the Bitcoin network in this manner exists.

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A temporary or permanent “fork” could adversely affect the value of the Shares.

The Bitcoin network operates using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of Bitcoin adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel on separate networks using separate blockchain ledgers, yet lacking interchangeability. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.

Forks may also occur as a network community’s response to a significant security breach. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach in which an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset platforms. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ethereum and Ethereum Classic.

In addition, many developers have previously initiated hard forks in the Blockchain to launch new digital assets, such as Bitcoin Gold and Bitcoin Diamond. To the extent such digital assets compete with Bitcoin, such competition could impact demand for Bitcoin and could adversely impact the value of the Shares.

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum platforms through at least October 2016. An Ethereum platform announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of a digital asset network that retained or attracted less mining power, thereby making digital asset networks that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of Bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the prefork digital asset, in anticipation that ownership of the prefork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the prefork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes, there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares.

As another example of the effects of hard forks on digital assets, on September 15, 2022, the Ethereum Network completed its Merge, moving from a proof-of-work model to a proof-of-stake model. Ethereum proof-of-work miners who disagreed with the new consensus mechanism forked the network which resulted in the Ethereum proof-of-work network. Ethereum proof-of-work network was driven by a small but vocal group of miners who wished to hold onto revenue as Ethereum switched to proof-of-stake. The vast majority of token holder votes preferred the new proof-of-stake consensus method. There was no material impact on the Ethereum network as a result of the fork. All ether holders were airdropped Ethereum proof-of-work network tokens as a result of the hard fork. However, not all liquidity providers were able to trade the new token and the Ethereum proof-of-work network token almost immediately lost most of its value.

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Protocols may also be cloned. Unlike a fork, which modified an existing blockchain, and results in two competing networks, each with the same genesis block, a “clone” is a copy of a protocol’s codebase, but results in an entirely new blockchain and new genesis block. Tokens are created solely from the new “clone” network and, in contrast to forks, holders of tokens of the existing network that was cloned do not receive any tokens of the new network. A “clone” results in a competing network that has characteristics substantially similar to the network it was based on, subject to any changes as determined by the developer(s) that initiated the clone.

A future fork in the Bitcoin network could adversely affect the value of the Shares or the ability of the Trust to operate.

Shareholders may not receive the benefits of any forks or “airdrops.”

In addition to forks, a digital asset may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in March 2017 the promoters of Stellar Lumens announced that anyone that owned Bitcoin as of June 26, 2017 could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops could create operational security, legal or regulatory, or other risks for the Trust, the Sponsor, the Bitcoin Custodian, Authorized Participants, or other entities.

Shareholders may not receive the benefits of any forks, the Trust may not choose, or be able, to participate in an airdrop, and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain. We refer to the right to receive any such benefit as an “Incidental Right” and any such virtual currency (other than Bitcoin) acquired through an Incidental Right as “IR Virtual Currency.” There are likely to be operational, tax, securities law, regulatory, legal and practical issues that significantly limit, or prevent entirely, Shareholders’ ability to realize a benefit, through their interests in the Trust, from any such IR Virtual Currency. For instance, the Bitcoin Custodian may not agree to provide access to the IR Virtual Currency. In addition, the Sponsor may determine that there is no safe or practical way to custody the IR Virtual Currency, or that trying to do so may pose an unacceptable risk to the Trust’s holdings in Bitcoin, or that the costs of taking possession and/or maintaining ownership of the IR Virtual Currency exceed the benefits of owning the IR Virtual Currency. Additionally, laws, regulation or other factors may prevent Shareholders from benefiting from the IR Virtual Currency even if there is a safe and practical way to custody and secure the IR Virtual Currency. For example, it may be illegal to sell or otherwise dispose of the IR Virtual Currency, or there may not be a suitable market into which the IR Virtual Currency can be sold (immediately after the fork or airdrop, or ever).

The Sponsor may also determine, in consultation with its legal advisors and tax consultants, that the IR Virtual Currency is, or is likely to be deemed, a security under federal or state securities laws. In such a case, the Sponsor would irrevocably abandon, as of any date on which the Trust creates Shares, such IR Virtual Currency if holding it would have an adverse effect on the Trust and it would not be practicable to avoid such effect by disposing of the IR Virtual Currency in a manner that would result in Shareholders receiving more than insignificant value thereof. In making such a determination, the Sponsor expects to take into account a number of factors, including the definition of a “security” under Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the case law interpreting it, as well as reports, orders, press releases, public statements and speeches by the SEC providing guidance on when a digital asset is a “security” for purposes of the federal securities laws.

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In the event of a hard fork of the Bitcoin network, the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust’s purposes, and in doing so may adversely affect the value of the Shares.

In the event of a hard fork of the Bitcoin network, the Sponsor will, as permitted by the terms of the Trust Agreement, use its sole discretion to determine, in good faith, which peer-to-peer network, among a group of incompatible forks of the Bitcoin network, is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes. The Sponsor will base its determination on whatever factors it deems relevant, including but not limited to, the Sponsor’s beliefs regarding expectations of the core developers of Bitcoin, users, services, businesses, miners and other constituencies, as well as the actual continued acceptance of, mining power on, and community engagement with, the Bitcoin network, or whatever other factors it deems relevant. There is no guarantee that the Sponsor will choose the digital asset that is ultimately the most valuable fork, and the Sponsor’s decision may adversely affect the value of the Shares as a result. The Sponsor may also disagree with Shareholders, the Bitcoin Custodian, other service providers, the Index Administrator, cryptocurrency platforms, or other market participants on what is generally accepted as Bitcoin and should therefore be considered “Bitcoin” for the Trust’s purposes, which may also adversely affect the value of the Shares as a result.

A hard fork could change the source code to the Bitcoin network, including the 21 million Bitcoin supply cap.

In principle a hard fork could change the source code for the Bitcoin network, including the source code which limits the supply of Bitcoin to 21 million. Although many observers believe this is unlikely at present, there is no guarantee that the current 21 million supply cap for outstanding Bitcoin, which is estimated to be reached by approximately the year 2140, will not be changed. If a hard fork changing the 21 million supply cap is widely adopted, the limit on the supply of Bitcoin could be lifted, which could have an adverse impact on the value of Bitcoin and the value of the Shares.

Any name change and any associated rebranding initiative by the core developers, users or miners of Bitcoin or the Bitcoin network may not be favorably received by the digital asset community, which could negatively impact the value of Bitcoin and the value of the Shares.

From time to time, digital assets may undergo name changes and associated rebranding initiatives. For example, Bitcoin Cash may sometimes be referred to as Bitcoin ABC in an effort to differentiate itself from any Bitcoin Cash hard forks, such as Bitcoin Satoshi’s Vision, and in the third quarter of 2018, the team behind Zen rebranded and changed the name of ZenCash to “Horizen.” The Sponsor cannot predict the impact of any name change and any associated rebranding initiative on Bitcoin. After a name change and an associated rebranding initiative, a digital asset may not be able to achieve or maintain brand name recognition or status that is comparable to the recognition and status previously enjoyed by such digital asset. The failure of any name change and any associated rebranding initiative by a digital asset may result in such digital asset not realizing some or all of the anticipated benefits contemplated by the name change and associated rebranding initiative, and could negatively impact the value of Bitcoin and the value of the Shares.

Risk Factors Related to the Digital Asset Markets

The value of the Shares relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

The value of the Shares relates directly to the value of the Bitcoins held by the Trust and fluctuations in the price of Bitcoin could adversely affect the value of the Shares. The market price of Bitcoin may be highly volatile, and subject to a number of factors, including:

●	an increase in the global Bitcoin supply or a decrease in global Bitcoin demand;

●	market conditions of, and overall sentiment towards, the digital assets and blockchain technology industry;

●	trading activity on digital asset platforms, which, in many cases, are largely unregulated or may be subject to manipulation;

●	the adoption of Bitcoin as a medium of exchange, store-of-value or other consumptive asset and the maintenance and development of the open-source software protocol of the Bitcoin network, and their ability to meet user demands;

●	manipulative trading activity on digital asset platforms, which, in many cases, are largely unregulated;

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●	forks in the Bitcoin network;

●	investors’ expectations with respect to interest rates, the rates of inflation of fiat currencies or Bitcoin, and digital asset exchange rates;

●	consumer preferences and perceptions of Bitcoin specifically and digital assets generally;

●	negative events, publicity, and social media coverage relating to the digital assets and blockchain technology industry;

●	fiat currency withdrawal and deposit policies on digital asset platforms;

●	the liquidity of digital asset markets and any increase or decrease in trading volume or market making on digital asset markets;

●	business failures, bankruptcies, hacking, fraud, crime, government investigations, or other negative developments affecting digital asset businesses, including digital asset platforms, or banks or other financial institutions and service providers which provide services to the digital assets industry;

●	the use of leverage in digital asset markets, including the unwinding of positions, “margin calls”, collateral liquidations and similar events;

●	investment and trading activities of large or active consumer and institutional users, speculators, miners, and investors in Bitcoin;

●	an active derivatives market for Bitcoin or for digital assets generally;

●	monetary policies of governments, legislation or regulation, trade restrictions, currency devaluations and revaluations and regulatory measures or enforcement actions, if any, that restrict the use of Bitcoin as a form of payment or the purchase of Bitcoin on the digital asset markets;

●	global or regional political, economic or financial conditions, events and situations;

●	fees associated with processing a Bitcoin transaction and the speed at which Bitcoin transactions are settled;

●	the maintenance, troubleshooting, and development of the Bitcoin network including by miners and developers worldwide;

●	the ability for the Bitcoin network to attract and retain miners to secure and confirm transactions accurately and efficiently;

●	ongoing technological viability and security of the Bitcoin network and Bitcoin transactions, including vulnerabilities against hacks and scalability;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity and credit risk of digital asset platforms;

●	interruptions in service from or closures or failures of major digital asset platforms or their banking partners, or outages or system failures affecting the Bitcoin network;

●	decreased confidence in digital assets and digital assets platforms;

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●	poor risk management or fraud by entities in the digital assets ecosystem;

●	increased competition from other forms of digital assets or payment services; and

●	the Trust’s own acquisitions or dispositions of Bitcoin, since there is no limit on the number of Bitcoin that the Trust may acquire.

Although returns from investing in Bitcoin have at times diverged from those associated with other asset classes to a greater or lesser extent, there can be no assurance that there will be any such divergence in the future, either generally or with respect to any particular asset class, or that price movements will not be correlated. In addition, there is no assurance that Bitcoin will maintain its value in the long, intermediate, short, or any other term. In the event that the price of Bitcoin declines, the Sponsor expects the value of the Shares to decline proportionately.

The value of a Bitcoin as represented by the Index or other pricing source used by the Trust may also be subject to momentum pricing due to speculation regarding future appreciation in value, leading to greater volatility that could adversely affect the value of the Shares. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future appreciation in value, if any. The Sponsor believes that momentum pricing of Bitcoins has resulted, and may continue to result, in speculation regarding future appreciation in the value of Bitcoin, inflating and making the Index more volatile. As a result, Bitcoin may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in the Index or other pricing source used by the Trust and could adversely affect the value of the Shares.

Because the Trust holds only Bitcoin and cash, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust holds only Bitcoin and cash. As a result, the Trust’s holdings are not diversified. Accordingly, the Trust’s net asset value may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over short or long periods of time. Fluctuations in the price of Bitcoin are expected to have a direct impact on the value of the Shares.

An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons financially able to maintain their investment and who can bear the risk of total loss associated with an investment in the Trust. Investors should review closely the objective and strategy of the Trust and redemption rights, as discussed herein, and familiarize themselves with the risks associated with an investment in the Trust.

Due to the unregulated nature and lack of transparency surrounding the operations of digital asset platforms, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Bitcoin market, the value of Bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset platforms are relatively new and, in some cases, unregulated. Many operate outside the United States. Furthermore, while many prominent digital asset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many digital asset platforms do not provide this information. Digital asset platforms may not be subject to, or may not comply with, regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in digital asset platforms, including prominent platforms that handle a significant volume of Bitcoin trading.

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Many digital asset platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions, and may take the position that they are not subject to laws and regulations that would apply to a national securities exchange or designated contract market in the United States, or may, as a practical matter, be beyond the ambit of U.S. regulators. As a result, trading activity on or reported by these digital asset platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. For example, in 2019 there were reports claiming that 80.95% of Bitcoin trading volume on digital asset platforms was false or noneconomic in nature, with specific focus on unregulated platforms located outside of the United States. Such reports alleged that certain overseas platforms have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices, such as fake or artificial trading volume or trading volume based on non-economic “wash trading” (where offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes), and attributed such manipulative or fraudulent behavior to motives like the incentive to attract listing fees from token issuers who seek the most liquid and high-volume platforms on which to list their coins.

Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain Bitcoin platforms. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of Bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling Bitcoin and Bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets. Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset platform market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of Bitcoin and/or negatively affect the market perception of Bitcoin.

The Bitcoin market globally and in the United States is not subject to comparable regulatory guardrails as exist in regulated securities markets. Furthermore, many Bitcoin trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of Bitcoin on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities such as market manipulation, front-running of trades, and wash-trading may not be available to or employed by digital asset platforms, or may not exist at all. The SEC has identified possible sources of fraud and manipulation in the Bitcoin market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in Bitcoin manipulating Bitcoin pricing; (3) hacking of the Bitcoin network and trading platforms; (4) malicious control of the Bitcoin network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in Bitcoin, new sources of demand for Bitcoin) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether (for more information, see “Risk Factors-Risk Factors Related to Digital Assets-Prices of Bitcoin may be affected due to stablecoins (including Tether and US Dollar Coin (“USDC”)), the activities of stablecoin issuers and their regulatory treatment”); and (7) fraud and manipulation at Bitcoin trading platforms. The effect of potential market manipulation, front-running, wash-trading, and other fraudulent or manipulative trading practices may inflate the volumes actually present in crypto market and/or cause distortions in price, which could adversely affect the Trust or cause losses to Shareholders.

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In addition, over the past several years, some digital asset platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset platforms were not compensated or made whole for the partial or complete losses of their account balances in such digital asset platforms. While, generally speaking, smaller digital asset platforms are less likely to have the infrastructure and capitalization that make larger digital asset platforms more stable, larger digital asset platforms are more likely to be appealing targets for hackers and malware and their shortcomings or ultimate failures are more likely to have contagion effects on the digital asset ecosystem, and therefore may be more likely to be targets of regulatory enforcement action. For example, the collapse of Mt. Gox, which filed for bankruptcy protection in Japan in late February 2014, demonstrated that even the largest digital asset platforms could be subject to abrupt failure with consequences for both users of digital asset platforms and the digital asset industry as a whole. In particular, in the two weeks that followed the February 7, 2014 halt of Bitcoin withdrawals from Mt. Gox, the value of one Bitcoin fell on other platforms from around $795 on February 6, 2014 to $578 on February 20, 2014. Additionally, in January 2015, Bitstamp announced that approximately 19,000 Bitcoin had been stolen from its operational or “hot” wallets. Further, in August 2016, it was reported that almost 120,000 Bitcoins worth around $78 million were stolen from Bitfinex, a large digital asset platform. The value of Bitcoin and other digital assets immediately decreased over 10% following reports of the theft at Bitfinex. Regulatory enforcement actions have followed, such as in July 2017, when FinCEN assessed a $110 million fine against BTC-E, a now defunct digital asset platform, for facilitating crimes such as drug sales and ransomware attacks. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset platform Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their platform accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In addition, in January 2018, the Japanese digital asset platform, Coincheck, was hacked, resulting in losses of approximately $535 million, and in February 2018, the Italian digital asset platform, Bitgrail, was hacked, resulting in approximately $170 million in losses. In May 2019, one of the world’s largest digital asset platforms, Binance, was hacked, resulting in losses of approximately $40 million. In November 2022, FTX, one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior.

Negative perception, a lack of stability and standardized regulation in the digital asset markets and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, security breaches or government mandated regulation, and associated losses by customers, may reduce confidence in the Bitcoin network and result in greater volatility or decreases in the prices of Bitcoin. Furthermore, the closure or temporary shutdown of a digital asset platform used in calculating the Index may result in a loss of confidence in the Trust’s ability to determine its NAV on a daily basis. The potential consequences of a digital asset platform’s failure could adversely affect the value of the Shares.

The Index has a limited performance history, the Index price could fail to track the global Bitcoin price, and a failure of the Index price could adversely affect the value of the Shares.

The Index has a limited history and the methodology for determining the Index established by the Index Provider is relatively new and untested. The failure of the Index methodology to measure the actual value of Bitcoin could have an adverse effect on the Trust and on the value of an investment in the Trust. In addition, the value of Bitcoin as calculated by the Index methodology may differ from the value of Bitcoin calculated by other methodologies and the price of Bitcoin on any single spot market, including the principal market used to determine NAV.

The Index price used to calculate the value of the Trust’s Bitcoin may be volatile, adversely affecting the value of the Shares.

The price of Bitcoin on public digital asset platforms has a limited history, and during this history, Bitcoin prices on the digital asset markets more generally, and on digital asset platforms individually, have been volatile and subject to influence by many factors, including operational interruptions. While the Index is designed to limit exposure to the interruption of individual digital asset platforms, the Index price, and the price of Bitcoin generally, remains subject to volatility experienced by digital asset platforms, and such volatility could adversely affect the value of the Shares.

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Furthermore, because the number of liquid and credible digital asset platforms is limited, the Index will necessarily be composed of a limited number of digital asset platforms. If a digital asset platform were subjected to regulatory, volatility or other pricing issues, in the case of the CMBI Bitcoin Index, the Index Administrator would have limited ability to remove such digital asset platform from the Index, which could skew the price of Bitcoin as represented by the Index. Trading on a limited number of digital asset platforms may result in less favorable prices and decreased liquidity of Bitcoin and, therefore, could have an adverse effect on the value of the Shares.

Competition from central bank digital currencies (“CBDCs”) and emerging payments initiatives involving financial institutions could adversely affect the value of Bitcoins and other digital assets.

Central banks in various countries have introduced digital forms of legal tender (CBDCs). Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value. Central banks and other governmental entities have also announced cooperative initiatives and consortia with private sector entities, with the goal of leveraging blockchain and other technology to reduce friction in cross-border and interbank payments and settlement, and commercial banks and other financial institutions have also recently announced a number of initiatives of their own to incorporate new technologies, including blockchain and similar technologies, into their payments and settlement activities, which could compete with, or reduce the demand for, Bitcoin. As a result of any of the foregoing factors, the value of Bitcoin could decrease, which could adversely affect an investment in the Trust.

Prices of Bitcoin may be affected due to stablecoins (including Tether and USDC), the activities of stablecoin issuers and their regulatory treatment.

While the Trust does not invest in stablecoins, it may nonetheless be exposed to risks that stablecoins pose for the Bitcoin market and other digital asset markets. Stablecoins are digital assets designed to have a stable value over time as compared to typically volatile digital assets, and are typically marketed as being pegged to a fiat currency, such as the U.S. dollar, at a certain value. Although the prices of stablecoins are intended to be stable, their market value may fluctuate. This volatility has in the past apparently impacted the price of Bitcoin. Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks that they could pose to participants in the Bitcoin market. In addition, some have argued that some stablecoins, particularly Tether, are improperly issued without sufficient backing in a way that, when the stablecoin is used to pay for Bitcoin, could cause artificial rather than genuine demand for Bitcoin, artificially inflating the price of Bitcoin, and also argue that those associated with certain stablecoins may be involved in laundering money. On February 17, 2021, the New York Attorney General entered into an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. On October 15, 2021, the CFTC announced a settlement with Tether’s operators in which they agreed to pay $42.5 million in fines to settle charges that, among others, Tether’s claims that it maintained sufficient U.S. dollar reserves to back every Tether stablecoin in circulation with the “equivalent amount of corresponding fiat currency” held by Tether were untrue.

USDC is a reserve-backed stablecoin issued by Circle Internet Financial that is commonly used as a method of payment in digital asset markets, including the Bitcoin market. An affiliate of the Sponsor acts as investment manager to a Money Market Fund, the Circle Reserve Fund, which the issuer of USDC uses to hold cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations or cash, which serve as reserves backing USDC stablecoins. While USDC is designed to maintain a stable value at 1 U.S. dollar at all times, on March 10, 2023, the value of USDC fell below $1.00 for multiple days after Circle Internet Financial disclosed that US$3.3 billion of the USDC reserves were held at Silicon Valley Bank, which had entered Federal Deposit Insurance Corporation (“FDIC”) receivership earlier that day. Stablecoins are reliant on the U.S. banking system and U.S. treasuries, and the failure of either to function normally could impede the function of stablecoins, and therefore could adversely affect the value of the Shares. An affiliate of the Sponsor has a minority equity interest in the issuer of USDC.

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Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on the broader digital asset market, including the market for Bitcoin. Because a large portion of the digital asset market still depends on stablecoins such as Tether and USDC, there is a risk that a disorderly de-pegging or a run on Tether or USDC could lead to dramatic market volatility in digital assets more broadly. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or potential manipulative activity when unbacked stablecoins are used to pay for other digital assets (including Bitcoin), or regulatory concerns about stablecoin issuers or intermediaries, such as exchanges, that support stablecoins, could impact individuals’ willingness to trade on trading venues that rely on stablecoins, reduce liquidity in the Bitcoin market, and affect the value of Bitcoin, and in turn impact an investment in the Shares.

Competition from the emergence or growth of other digital assets or methods of investing in Bitcoin could have a negative impact on the price of Bitcoin and adversely affect the value of the Shares.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other digital assets. As of December 31, 2024, Bitcoin was the largest digital asset by market capitalization and had the largest combined mining power. Despite this first to market advantage, as of December 31, 2024, there were over 10,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $1.65 trillion (including the approximately $833 billion market capitalization of Bitcoin), as calculated using market prices and total available supply of each digital asset. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contract platforms rather than open platforms like the Bitcoin network. Competition from the emergence or growth of alternative digital assets and smart contracts platforms, such as Ethereum, Solana, Avalanche, Polkadot, or Cardano, could have a negative impact on the demand for, and price of, Bitcoin and thereby adversely affect the value of the Shares.

In addition, some digital asset networks, including the Bitcoin network, may be the target of ill will from users of other digital asset networks. For example, Litecoin is the result of a hard fork of Bitcoin. Some users of the Bitcoin network may harbor ill will toward the Litecoin network, and vice versa. These users may attempt to negatively impact the use or adoption of the Bitcoin network.

Investors may invest in Bitcoin through means other than the Shares, including through direct investments in Bitcoin and other potential financial vehicles, possibly including securities backed by or linked to Bitcoin and digital asset financial vehicles similar to the Trust, or Bitcoin futures-based products. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in Bitcoin directly, which could limit the market for, and reduce the liquidity of, the Shares. In addition, to the extent digital asset financial vehicles other than the Trust tracking the price of Bitcoin are formed and represent a significant proportion of the demand for Bitcoin, large purchases or redemptions of the securities of these digital asset financial vehicles, or private funds holding Bitcoin, could negatively affect the Index, the Trust’s Bitcoin holdings, the price of the Shares, the net asset value of the Trust and the NAV.

Additionally, the Trust and the Sponsor face competition with respect to the creation of competing exchange-traded Bitcoin products. If the SEC were to approve many or all of the currently pending applications for such exchange-traded Bitcoin products, many or all of such products, including the Trust, could fail to acquire substantial assets, initially or at all. The Trust’s competitors may also charge a substantially lower fee than the Management Fee in order to achieve initial market acceptance and scale. Accordingly, the Sponsor’s competitors may commercialize a competing product more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position and the likelihood that the Trust will achieve initial market acceptance, and could have a detrimental effect on the scale and sustainability of the Trust. If the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders. In addition, the Trust may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Trust’s failure to reflect the performance of the price of Bitcoin.

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Risk Factors Related to the Trust and the Shares

The Trust may be negatively impacted by the effects of the spread of illnesses or other public health emergencies on the global economy and the markets and service providers relevant to the performance of the Trust.

As seen during the COVID-19 pandemic, the impact of a public health crisis could adversely affect the economies of many nations and the entire global economy as well as individual issuers, assets and capital markets, and could have serious negative effects on social, economic and financial systems, including significant uncertainty and volatility in the digital asset markets. For example, digital asset prices, including Bitcoin, decreased significantly in the first quarter of 2020 amidst broader market declines as a result of the COVID-19 outbreak.

Future public health emergencies could result in an increase of the costs of the Trust and affect liquidity in the digital asset market, as well as the correlation between the price of the Shares and the net asset value of the Trust, any of which could adversely affect the value of the Shares. In addition, future public health emergencies could impair the information technology and other operational systems upon which the Trust’s service providers, including the Sponsor, the Trustee, and the Custodians, rely, and could otherwise disrupt the ability of employees of the Trust’s service providers to perform essential tasks on behalf of the Trust. Governmental and quasi-governmental authorities and regulators throughout the world have at times responded to major economic disruptions with a variety of fiscal and monetary policy changes, including, but not limited to, direct capital infusions into companies and other issuers, new monetary tools and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, is likely to increase volatility in the digital asset markets, which could adversely affect the value of Bitcoin and the price of the Shares. Future public health emergencies could also cause the closure of futures exchanges, which could eliminate the ability of Authorized Participants to hedge purchases of Baskets, increasing trading costs of Shares and resulting in a sustained premium or discount in the Shares. Each of these outcomes would negatively impact the Trust.

The amount of the Trust’s assets represented by each Share will decline over time as the Trust pays the Management Fee and additional expenses born by the Trust, and as a result, the value of the Shares may decrease over time.

The amount of Bitcoin represented by each Share will decrease over the life of the Trust due to the sales of Bitcoin necessary to pay the Management Fee and other Trust expenses. Without increases in the price of Bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Although the Sponsor has agreed to assume all organizational and certain ordinary administrative and marketing expenses incurred by the Trust, not all Trust expenses have been assumed by the Sponsor. For example, any taxes and other governmental charges that may be imposed on the Trust’s property will not be paid by the Sponsor. As part of its agreement to assume some of the Trust’s ordinary administrative expenses, the Sponsor has agreed to pay ordinary legal fees and expenses of the Trust not in excess of $50,000 per annum. Any legal fees and expenses in excess of the amount required under the Trust Agreement will be the responsibility of the Trust.

Because the Trust does not have any income, it needs to sell Bitcoin to cover the Management Fee and expenses not assumed by the Sponsor. The Trust may also be subject to other liabilities (for example, as a result of litigation) that have also not been assumed by the Sponsor. The only source of funds to cover those liabilities will be sales of Bitcoin held by the Trust. Even if there are no expenses other than those assumed by the Sponsor, and there are no other liabilities of the Trust, the Sponsor will still need to sell Bitcoin to pay the Management Fee. The result of these sales is a decrease in the amount of Bitcoin represented by each Share. New purchases of Bitcoin utilizing cash proceeds for new Shares issued by the Trust do not reverse this trend.

A decrease in the amount of Bitcoin represented by each Share results in a decrease in its price even if the price of Bitcoin has not changed. To retain the Share’s original price, the price of Bitcoin has to increase. Without that increase, the lesser amount of Bitcoin represented by the Share will have a correspondingly lower price. If these increases do not occur, or are not sufficient to counter the lesser amount of Bitcoin represented by each Share, you will sustain losses on your investment in Shares.

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An increase in the Trust expenses not assumed by the Sponsor, or the existence of unexpected liabilities affecting the Trust, will force the Sponsor to sell larger amounts of Bitcoin, and will result in a more rapid decrease of the amount of Bitcoin represented by each Share and a corresponding decrease in its value.

The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin. The Trust is not actively managed and will be affected by a general decline in the price of Bitcoin.

The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin. The Sponsor does not actively manage the Bitcoin held by the Trust. This means the Sponsor does not speculatively sell Bitcoin at times when its price is high or speculatively acquire Bitcoin at low prices in the expectation of future price increases. It also means the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. Any losses sustained by the Trust will adversely affect the value of your Shares.

The value of the Shares may be influenced by a variety of factors unrelated to the value of Bitcoin.

The value of the Shares may be influenced by a variety of factors unrelated to the price of Bitcoin and the digital asset platforms included in the Index that may have an adverse effect on the value of the Shares. These factors include the following factors:

●	unanticipated problems or issues with respect to the mechanics of the Trust’s operations and the trading of the Shares may arise, in particular due to the fact that the mechanisms and procedures governing the creation and redemption of the Shares in exchange for cash, offering of the Shares and storage of Bitcoin have been developed specifically for this product;

●	the Trust could experience difficulties in operating and maintaining its technical infrastructure, including in connection with expansions or updates to such infrastructure, which are likely to be complex and could lead to unanticipated delays, unforeseen expenses and security vulnerabilities;

●	the Trust could experience unforeseen issues relating to the performance and effectiveness of the security procedures used to protect the Trust’s account with the Bitcoin Custodian, or the security procedures may not protect against all errors, software flaws or other vulnerabilities in the Trust’s technical infrastructure, which could result in theft, loss or damage of its assets; or

●	service providers may default on or fail to perform their obligations or deliver services under their contractual agreements with the Trust, or decide to terminate their relationships with the Trust, for a variety of reasons, which could affect the Trust’s ability to operate.

●	if the Bitcoin network introduces privacy enhancing features in the future, service providers may decide to terminate their relationships with the Trust due to concerns that the introduction of privacy enhancing features to the Bitcoin network may increase the potential for Bitcoin to be used to facilitate crime, exposing such service providers to potential reputational harm.

Any of these factors could affect the value of the Shares, either directly or indirectly through their effect on the Trust’s assets.

The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants.

In the event that one or more Authorized Participants withdraw from or cease participation in creation and redemption activity for any reason, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in your incurring a loss on your investment in Shares.

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There may be situations where an Authorized Participant is unable to redeem a Basket of Shares. To the extent the value of Bitcoin decreases, these delays may result in a decrease in the amount the Authorized Participant will receive when the redemption occurs, as well as a reduction in liquidity for all Shareholders in the secondary market.

Although Shares surrendered by Authorized Participants in Basket-size aggregations are redeemable in exchange for the cash proceeds from selling the underlying amount of Bitcoin, redemptions may be suspended (i) during any period in which regular trading on the Listing Exchange is suspended or restricted, or the exchange is closed (other than scheduled holiday or weekend closings), or (ii) during a period when the Sponsor determines that delivery, disposal or evaluation of Bitcoin is not reasonably practicable (for example, as a result of an interruption in services or availability of the Prime Execution Agent, Bitcoin Custodian, Cash Custodian, Administrator, or other service providers to the Trust, act of God, catastrophe, civil disturbance, government prohibition, war, terrorism, strike or other labor dispute, fire, force majeure, interruption in telecommunications, [______] order entry system, Internet services, or network provider services, unavailability of Fedwire, SWIFT or banks’ payment processes, significant technical failure, bug, error, disruption or fork of the Bitcoin network, hacking, cybersecurity breach, or power, Internet, or Bitcoin network outage, or similar event). If any of these events occurs at a time when an Authorized Participant intends to redeem Shares, and the price of Bitcoin decreases before such Authorized Participant is able again to surrender for redemption Baskets, such Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain upon the redemption of its Shares, had the redemption taken place when such Authorized Participant originally intended it to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and, therefore, decreasing the price a Shareholder may receive upon sale.

The Trust is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

The Trust is an “emerging growth company” as defined in the JOBS Act. For as long as the Trust continues to be an emerging growth company it may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which include, among other things:

●	exemption from the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports and audited financial statements in this prospectus;

●	exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on “golden parachute” compensation; and

●	exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless otherwise determined by the SEC, any new audit rules adopted by the Public Company Accounting Oversight Board.

The Trust could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after its initial public offering, or until the earliest of (1) the last day of the fiscal year in which it has annual gross revenue of $1.235 billion or more, (2) the date on which it has, during the previous three year period, issued more than $1 billion in non-convertible debt or (3) the date on which it is deemed to be a large accelerated filer under the federal securities laws. The Trust will qualify as a large accelerated filer as of the first day of the first fiscal year after it has (A) more than $700 million in outstanding equity held by nonaffiliates, (B) been public for at least 12 months and (C) filed at least one annual report on Form 10-K.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. However, the Trust has chosen to opt out of this extended transition period for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that the decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Trust cannot predict if investors will find an investment in the Trust less attractive if it relies on these exemptions.

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The lack of an active trading market for the Shares may result in losses on your investment at the time of disposition of your Shares.

Although Shares are listed for trading on the Listing Exchange, you should not assume that an active trading market for the Shares will be maintained. If you need to sell your Shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price you receive for your Shares (assuming you are able to sell them).

The lack of ability to facilitate in-kind creations and redemptions of Shares could have adverse consequences for the Trust.

The Trust is currently only able to accept cash purchase orders and redemption orders, which means that an Authorized Participant will deliver only cash to create Shares and will receive only cash when redeeming Shares and the Trust will choose, in its sole discretion, to enter into a transaction with a Bitcoin Trading Counterparty or the Prime Execution Agent to buy or sell Bitcoin in exchange for cash. However, and in common with other spot Bitcoin exchange-traded products, the Trust is not at this time able to create and redeem Shares via in-kind transactions with Authorized Participants in exchange for Bitcoin.

Authorized Participants must be registered broker-dealers. Registered broker-dealers are subject to various requirements of the federal securities laws and rules, including financial responsibility rules such as the customer protection rule, the net capital rule and recordkeeping requirements. There has yet to be definitive regulatory guidance on whether and how registered broker-dealers can comply with these rules with regard to transacting in or holding spot Bitcoin. Until further regulatory clarity emerges regarding whether registered broker-dealers can hold and deal in Bitcoin under such rules, there is a risk that registered broker-dealers participating in the in-kind creation or redemption of Shares for Bitcoin may be unable to demonstrate compliance with such requirements. While compliance with these requirements would be the broker-dealer’s responsibility, a national securities exchange is required to enforce compliance by its member broker-dealers with applicable federal securities law and rules. As a result, the SEC is unlikely to permit an exchange to adopt listing rules for a product if it is not clear that the exchange’s members would be able to comply with applicable rules when transacting in the product as designed. To the extent further regulatory clarity emerges, the Listing Exchange may seek In-Kind Regulatory Approval, to amend its listing rules to permit the Trust to create and redeem Shares through in-kind creations and redemptions, in which Authorized Participants or their designees would deposit Bitcoin directly with the Trust or receive Bitcoin directly from the Trust. However, there can be no assurance as to when such regulatory clarity will emerge, or when the Listing Exchange will seek or obtain this approval, if at all.

To the knowledge of the Sponsor, exchange-traded products for all spot-market commodities other than Bitcoin, such as gold and silver, employ in-kind creations and redemptions with the underlying asset. The Sponsor believes that it is generally more efficient, and therefore less costly, for spot commodity exchange-traded products to utilize in-kind orders rather than cash orders, because there are fewer steps in the process and therefore there is less operational risk involved when an authorized participant can manage the buying and selling of the underlying asset itself, rather than depend on an unaffiliated party such as the issuer or sponsor of the exchange-traded product. As such, a spot commodity exchange-traded product that only employs cash creations and redemptions and does not permit in-kind creations and redemptions is a novel product that has not been tested, and could be impacted by any resulting operational inefficiencies.

In particular, the Trust’s inability to facilitate in-kind creations and redemptions could result in the exchange-traded product arbitrage mechanism failing to function as efficiently as it otherwise would, leading to the potential for the Shares to trade at premiums or discounts to the NAV per Share, and such premiums or discounts could be substantial. See “-The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.” Furthermore, if cash creations or redemptions are unavailable, either due to the Sponsor’s decision to reject or suspend such orders, the unavailability of Bitcoin Trading Counterparties or the Prime Execution Agent’s services, or otherwise, it will not be possible for Authorized Participants to redeem or create Shares, in which case the arbitrage mechanism would be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in secondary trading of the Shares and greater costs to investors and other market participants. In addition, the Trust’s inability to facilitate in-kind creations and redemptions, and resulting reliance on cash creations and redemptions, could cause the Sponsor to halt or suspend the creation or redemption of Shares during times of market volatility or turmoil, among other consequences.

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Even if In-Kind Regulatory Approval were obtained, there can be no assurance that in-kind creations or redemptions of the Shares will be available in the future, or that broker-dealers would be willing to serve as Authorized Participants with respect to the in-kind creation and redemption of Shares. Any of these factors could adversely affect the performance of the Trust and the value of the Shares.

If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

If the processes of creation and redemption of Shares (which depend on timely transfers of Bitcoin to and by the Bitcoin Custodian and Prime Execution Agent) encounter any unanticipated difficulties due to, for example, the price volatility of Bitcoin, the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Execution Agent, Bitcoin Custodian, Authorized Participants or Bitcoin Trading Counterparties, the change from the originally contemplated in-kind creations and redemptions to cash creations and redemptions, the closing of Bitcoin trading platforms due to fraud, failures, security breaches or otherwise, or network outages or congestion, spikes in transaction fees demanded by miners, or other problems or disruptions affecting the Bitcoin network, then potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets (in the case of Authorized Participants) to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying Bitcoin or to engage in Bitcoin transactions (in the case of Bitcoin Trading Counterparties or transactions facilitated by the Prime Execution Agent) may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. In certain such cases, as further described in “Description of the Shares and the Trust Agreement-Requirements for Trustee Actions,” the Sponsor may suspend the process of creation and redemption of Baskets. During such times, trading spreads, and the resulting premium or discount, on Shares may widen. Alternatively, in the case of a network outage or other problems affecting the Bitcoin network, the processing of transactions on the Bitcoin network may be disrupted, which in turn may prevent Bitcoin Trading Counterparties (as defined in “Description of the Shares and the Trust Agreement-Issuance of Baskets”) from depositing or withdrawing Bitcoin from their accounts at the Prime Execution Agent, or prevent the Prime Execution Agent from facilitating Bitcoin transactions, which in turn could affect the creation or redemption of Baskets. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of Bitcoin and may fall or otherwise diverge from NAV. Furthermore, in the event that the market for Bitcoin should become relatively illiquid and thereby materially restrict opportunities for arbitraging, the price of Shares may diverge from the value of Bitcoin.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the originally contemplated in-kind creation and redemption model, or the potential unavailability or exhaustion of the Trade Credits, which the Trust would not be able to use in connection with in-kind creations and redemptions. Such delays could cause the execution price associated with such trades to materially deviate from the Index price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying Bitcoin, to elect to not participate in the Trust’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of Bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying Bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying Bitcoin held by the Trust, causing Shareholders to suffer losses. Alternatively, Authorized Participants could refrain from participating in creating and redeeming Baskets, and if not replaced, could disrupt the Trust’s ability to operate.

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As an owner of Shares, you will not have the rights normally associated with ownership of other types of shares.

Shares are not entitled to the same rights as shares issued by a corporation. By acquiring Shares, you are not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of shares. You will only have the limited rights contained in the Trust Agreement and described under “Description of the Shares and the Trust Agreement.”

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the Shareholders.

The Sponsor may amend the Trust Agreement without the consent of any Shareholder if the amendment is not adverse to the interests of the Shareholders and does not adversely affect the limitations on the liability of the Shareholders. Any amendment that adversely affects the rights of Shareholders, appoints a new Sponsor, dissolves the Trust or makes any material change to the Trust’s purpose or structure must be approved by the affirmative vote of Shareholders owning at least a majority (over 50%) of the outstanding Shares.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodity Exchange Act.

The Investment Company Act is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies from engaging in excessive leveraging. To accomplish these ends, the Investment Company Act requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The Trust is not a registered investment company under the Investment Company Act, and the Sponsor believes that the Trust is not required to register under such act. Consequently, Shareholders do not have the regulatory protections provided to investors in investment companies.

The Trust will not hold or trade in commodity interests regulated by the Commodity Exchange Act, as administered by the CFTC. Furthermore, the Sponsor believes that the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and that neither the Sponsor nor the Trustee is subject to regulation by the CFTC as a commodity pool operator or a commodity trading adviser in connection with the operation of the Trust. Consequently, Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools.

Security threats to the Trust’s account at the Bitcoin Custodian could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the value of the Shares.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to digital assets. The Sponsor believes that the Trust’s Bitcoins held in the Trust’s account at the Bitcoin Custodian or Trading Balance held with the Prime Execution Agent will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal the Trust’s Bitcoins and will only become more appealing as the Trust’s assets grow. To the extent that the Trust, the Sponsor or the Bitcoin Custodian or Prime Execution Agent is unable to identify and mitigate or stop new security threats or otherwise adapt to technological changes in the digital asset industry, the Trust’s Bitcoins may be subject to theft, loss, destruction or other attack.

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The Sponsor believes that the security procedures in place for the Trust, including but not limited to, offline storage, or cold storage, multiple encrypted private key “shards”, and other measures, are reasonably designed to safeguard the Trust’s Bitcoins. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Trust and the security procedures may not protect against all errors, software flaws or other vulnerabilities in the Trust’s technical infrastructure, which could result in theft, loss or damage of its assets. The Sponsor does not control the Bitcoin Custodian’s or Prime Execution Agent’s operations or their implementation of such security procedures and there can be no assurance that such security procedures will actually work as designed or prove to be successful in safeguarding the Trust’s assets against all possible sources of theft, loss or damage. Assets not held in cold storage, such as assets held in a trading account, may be more vulnerable to security breach, hacking or loss than assets held in cold storage. Furthermore, assets held in a trading account, including the Trust’s Trading Balance (as defined below) at the Prime Execution Agent, are held on an omnibus, rather than segregated basis, which creates greater risk of loss. Even though Bitcoin is only moved into the Trading Balance in connection with and to the extent of purchases and sales of Bitcoin by the Trust and such Bitcoin is swept from the Trust’s Trading Balance to the Trust’s Vault Balance each trading day pursuant to a regular end-of-day sweep process, there are no policies that would limit the amount of Bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Execution Agent. This could create greater risk of loss of the Trust’s Bitcoin, which could cause Shareholders to suffer losses.

The security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of the Sponsor, the Bitcoin Custodian, or otherwise, and, as a result, an unauthorized party may obtain access to the Trust’s account at the Bitcoin Custodian, the relevant private keys (and therefore Bitcoin) or other data or property of the Trust. Additionally, outside parties may attempt to fraudulently induce employees of the Sponsor or the Bitcoin Custodian to disclose sensitive information in order to gain access to the Trust’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, the Sponsor and the Bitcoin Custodian may be unable to anticipate these techniques or implement adequate preventative measures.

An actual or perceived breach of the Trust’s account at the Bitcoin Custodian could harm the Trust’s operations, result in partial or total loss of the Trust’s assets, resulting in a reduction or destruction in the value of the Shares. The Trust may also cease operations, the occurrence of which could similarly result in a reduction in the value of the Shares.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred Bitcoins may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could adversely affect the value of the Shares.

Bitcoin transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Bitcoin blockchain, an incorrect transfer or theft of Bitcoin generally will not be reversible and the Trust may not be capable of seeking compensation for any such transfer or theft. Although the Trust’s transfers of Bitcoin will regularly be made to or from the Trust’s account at the Bitcoin Custodian, it is possible that, through computer or human error, or through theft or criminal action, the Trust’s Bitcoin could be transferred from the Trust’s account at the Bitcoin Custodian in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Such events have occurred in connection with digital assets in the past. For example, in September 2014, the Chinese digital asset platform Huobi announced that it had sent approximately 900 Bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. To the extent that the Trust is unable to seek a corrective transaction with such third-party or is incapable of identifying the third-party which has received the Trust’s Bitcoins through error or theft, the Trust will be unable to revert or otherwise recover incorrectly transferred Bitcoins. The Trust will also be unable to convert or recover its Bitcoins transferred to uncontrolled accounts. To the extent that the Trust is unable to seek redress for such error or theft, such loss could adversely affect the value of the Shares.

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The lack of full insurance and Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Transfer Agent and Custodian expose the Trust and its Shareholders to the risk of loss of the Trust’s Bitcoins for which no person or entity is liable.

The Trust is not a banking institution or otherwise a member of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the Trust are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. In addition, neither the Trust nor the Sponsor insure the Trust’s Bitcoins.

Coinbase Global maintains a commercial crime insurance policy of up to $320 million, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Bitcoin Custodian (collectively, Coinbase Global and its subsidiaries are referred to as the “Coinbase Insureds”), including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer. The insurance maintained by the Coinbase Global is shared among all of Coinbase’s customers, is not specific to the Trust or to customers holding Bitcoin with the Bitcoin Custodian and may not be available or sufficient to protect the Trust from all possible losses or sources of losses. Coinbase Global’s insurance may not cover the type of losses experienced by the Trust. Alternatively, the Trust may be forced to share such insurance proceeds with other clients or customers of the Coinbase Insureds, which could reduce the amount of such proceeds that are available to the Trust. In addition, the Bitcoin insurance market is limited, and the level of insurance maintained by Coinbase Global may be substantially lower than the assets of the Trust. While the Bitcoin Custodian maintains certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional means to cover client asset losses, the Trust cannot be assured that the Bitcoin Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Trust’s digital assets.

In general, the Bitcoin Custodian is not liable under the Custodian Agreement unless in the event of its negligence, fraud, material violation of applicable law or willful misconduct. The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian. In the event of potential losses incurred by the Trust as a result of the Bitcoin Custodian losing control of the Trust’s Bitcoins or failing to properly execute instructions on behalf of the Trust, the Bitcoin Custodian’s liability with respect to the Trust will be subject to certain limitations which may allow it to avoid liability for potential losses or may be insufficient to cover the value of such potential losses, even if the Bitcoin Custodian directly caused such losses. Furthermore, the insurance maintained by the Bitcoin Custodian may be insufficient to cover its liabilities to the Trust.

The Shareholders’ recourse against the Sponsor and the Trust’s other service providers for the services they provide to the Trust, including those relating to the provision of instructions relating to the movement of Bitcoin, is limited. Consequently, a loss may be suffered with respect to the Trust’s Bitcoin that is not covered by insurance and for which no person is liable in damages. As a result, the recourse of the Trust or the Shareholders is limited.

[Loss of a critical banking relationship for, or the failure of a bank used by, the Prime Execution Agent could adversely impact the Trust’s ability to create or redeem Baskets, or could cause losses to the Trust.

The Prime Execution Agent facilitates the buying and selling or settlement of Bitcoin by the Trust in connection with cash creations and redemptions between the Trust and the Authorized Participants, and the sale of Bitcoin to pay the Management Fee, any other Trust expenses, to the extent applicable, and in extraordinary circumstances, to effect the liquidation of the Trust’s Bitcoin. The Prime Execution Agent relies on bank accounts to provide its trading platform services and including temporarily holding any cash related to a customer’s purchase or sale of Bitcoin. In particular, the Prime Execution Agent has disclosed that customer cash held by the Prime Execution Agent, including the cash associated with the Trust’s Trading Balance, is held in one or more banks’ accounts for the benefit of the Prime Execution Agent’s customers, or in money market funds in compliance with Rule 2a-7 under the Investment Company Act and rated “AAA” by S&P (or the equivalent from any eligible rating service), provided that such investments are held in accounts in Coinbase’s name for the benefit of customers and are permitted and held in accordance with state money transmitter laws (“Money Market Funds”). The Prime Execution Agent has represented to the Sponsor that it has implemented the following policy with respect to the cash associated with the Trust’s Trading Balance. First any cash related to the Trust’s purchase or sale of Bitcoin will be held in an omnibus account in the Prime Execution Agent’s name for the benefit of (“FBO”) its customers at each of multiple FDIC-insured banks (an “FBO Account”), or in a Money Market Fund. The amount of Trust cash held at each FBO Account shall be in an amount at each bank that is the lower of (i) the FDIC insurance limit for deposit insurance and (ii) any bank-specific limit set by the Prime Execution Agent for the applicable bank. Deposit insurance does not apply to cash held in a Money Market Fund. The Prime Execution Agent has agreed to title the accounts in a manner designed to enable receipt of FDIC deposit insurance where applicable on a pass-through basis, but does not guarantee that pass-through insurance will apply since such insurance is dependent on the compliance of the bank. Second, to the extent the Trust’s cash in the Trading Balance in aggregate exceeds the amounts that can be maintained at the banks on the foregoing basis, the Prime Execution Agent has represented that it currently conducts an overnight sweep of the excess into U.S. government money market funds. The Sponsor has not independently verified the Prime Execution Agent’s representations. To the extent that the Prime Execution Agent faces difficulty establishing or maintaining banking relationships, the loss of the Prime Execution Agent’s banking partners or the imposition of operational restrictions by these banking partners and the inability for the Prime Execution Agent to utilize other financial institutions may result in a disruption of creation and redemption activity of the Trust, or cause other operational disruptions or adverse effects for the Trust. In the future, it is possible that the Prime Execution Agent could be unable to establish accounts at new banking partners or establish new banking relationships, or that the banks with which the Prime Execution Agent is able to establish relationships may not be as large or well-capitalized or subject to the same degree of prudential supervision as the existing providers.

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The Trust could also suffer losses in the event that a bank in which the Prime Execution Agent holds customer cash, including the cash associated with the Trust’s Trading Balance (which is used by the Prime Execution Agent to move cash flows associated with the Trust’s orders to sell Bitcoin in connection with payment of the Management Fee, and to the extent applicable, other Trust expenses), fails, becomes insolvent, enters receivership, is taken over by regulators, enters financial distress, or otherwise suffers adverse effects to its financial condition or operational status. Recently, some banks have experienced financial distress. For example, on March 8, 2023, the California Department of Financial Protection and Innovation (“DFPI”) announced that Silvergate Bank had entered voluntary liquidation, and on March 10, 2023, Silicon Valley Bank, (“SVB”), was closed by the DFPI, which appointed the FDIC, as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver. A joint statement by the Department of the Treasury, the Federal Reserve and the FDIC on March 12, 2023, stated that depositors in Signature and SVB will have access to all of their funds, including funds held in deposit accounts, in excess of the insured amount. On May 1, 2023, First Republic Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Following a bidding process, the FDIC entered into a purchase and assumption agreement with JPMorgan Chase Bank, National Association, to acquire the substantial majority of the assets and assume certain liabilities of First Republic Bank from the FDIC.

The Prime Execution Agent has historically maintained banking relationships with Silvergate Bank and Signature Bank. While the Sponsor does not believe there is a direct risk to the Trust’s assets from the failures of Silvergate Bank or Signature Bank, in the future, changing circumstances and market conditions, some of which may be beyond the Trust’s or the Sponsor’s control, could impair the Trust’s ability to access the Trust’s cash held with the Prime Execution Agent in the Trust’s Trading Balance or associated with the Trust’s orders to sell Bitcoin in connection with payment of the Management Fee, and to the extent applicable, other Trust expenses. If the Prime Execution Agent were to experience financial distress or its financial condition is otherwise affected by the failure of its banking partners, the Prime Execution Agent’s ability to provide services to the Trust could be affected. Moreover, the future failure of a bank at which the Prime Execution Agent maintains customer cash, in the Trust’s Trading Balance associated with the Trust’s orders to sell Bitcoin in connection with payment of the Management Fee, and to the extent applicable, other Trust expenses, could result in losses to the Trust, to the extent the balances are not subject to deposit insurance, notwithstanding the regulatory requirements to which the Prime Execution Agent is subject or other potential protections. Although the Prime Execution Agent has made certain representations to the Sponsor regarding the Prime Execution Agent’s maintenance of records in a manner reasonably designed to qualify for FDIC insurance on a pass-through basis in connection with the accounts in which the Prime Execution Agent maintains cash on behalf of its customers (including the Trust), there can be no assurance that such pass-through insurance will ultimately be made available. In addition, the Trust may maintain cash balances with the Prime Execution Agent that are not insured or are in excess of the FDIC’s insurance limits, or which are maintained by the Prime Execution Agent at Money Market Funds and subject to the attendant risks (e.g., “breaking the buck”). As a result, the Trust could suffer losses.]

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[The Prime Execution Agent routes orders through Connected Trading Venues in connection with trading services under the Prime Execution Agent Agreement. The loss or failure of any such Connected Trading Venues may adversely affect the Prime Execution Agent’s business and cause losses for the Trust.]

[In connection with trading services under the Prime Execution Agent Agreement, the Prime Execution Agent routinely routes customer orders to Connected Trading Venues, which are third-party platforms or other trading venues (including the trading venue operated by the Prime Execution Agent). In connection with these activities, the Prime Execution Agent may hold Bitcoin with such Connected Trading Venues in order to effect customer orders, including the Trust’s orders. However, the Prime Execution Agent has represented to the Sponsor that no customer cash is held at Connected Trading Venues. If the Prime Execution Agent were to experience a disruption in the Prime Execution Agent’s access to these Connected Trading Venues, the Prime Execution Agent’s trading services under the Prime Execution Agent Agreement could be adversely affected to the extent that the Prime Execution Agent is limited in its ability to execute order flow for its customers, including the Trust. In addition, while the Prime Execution Agent has policies and procedures to help mitigate the Prime Execution Agent’s risks related to routing orders through third-party trading venues, if any of these third-party trading venues experience any technical, legal, regulatory or other adverse events, such as shutdowns, delays, system failures, suspension of withdrawals, illiquidity, insolvency, or loss of customer assets, the Prime Execution Agent might not be able to fully recover the customer’s Bitcoin that the Prime Execution Agent has deposited with these third parties. As a result, the Prime Execution Agent’s business, operating results and financial condition could be adversely affected, potentially resulting in its failure to provide services to the Trust or perform its obligations under the Prime Execution Agent Agreement, and the Trust could suffer resulting losses or disruptions to its operations. The failure of a Connected Trading Venue at which the Prime Execution Agent maintains customer Bitcoin, including Bitcoin associated with the Trust, could result in losses to the Trust, notwithstanding the regulatory requirements to which the Prime Execution Agent is subject or other potential protections.]

The Trust may be required, or the Sponsor may deem it appropriate, to terminate and liquidate at a time that is disadvantageous to Shareholders.

Pursuant to the terms of the Trust Agreement, the Trust is required to dissolve under certain circumstances. In addition, the Sponsor may, in its sole discretion, dissolve the Trust for a number of reasons, including if the Sponsor determines, in its sole discretion, that it is desirable or advisable for any reason to discontinue the affairs of the Trust.

If the Trust is required to terminate and liquidate, or the Sponsor determines in accordance with the terms of the Trust Agreement that it is appropriate to terminate and liquidate the Trust, such termination and liquidation could occur at a time that is disadvantageous to Shareholders, such as when the actual exchange rate of Bitcoin at such time is lower than the Index was at the time when Shareholders purchased their Shares. In such a case, when the Trust’s Bitcoins are sold as part of its liquidation, the resulting proceeds distributed to Shareholders will be less than if the actual exchange rate at such time were higher at the time of sale.

The Trust Agreement includes provisions that limit Shareholders’ voting rights and restrict Shareholders’ right to bring a derivative action.

The Trust is a passive investment vehicle with no management and no board of directors. Thus, the Shares are not entitled to the same rights as shares issued by a corporation operating a business enterprise with management and a board of directors. By acquiring Shares, you are not acquiring the right to elect directors, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of shares, such as the right to bring “oppression” or “derivative” actions. You will only have the extremely limited rights described under “Description of Shares and the Trust Agreement.”

Moreover, under Section 7.4 of the Trust Agreement, no Shareholder shall have the right to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust unless two or more Shareholders who (i) are not affiliates of one another and (ii) collectively hold at least 10% of the outstanding Shares join in the bringing or maintaining of such action, suit or other proceeding. This provision applies to any derivative actions brought in the name of the Trust other than claims under the federal securities laws and the rules and regulations thereunder. Due to this additional requirement, a Shareholder attempting to bring or maintain a derivative action in the name of the Trust will be required to locate other Shareholders with which it is not affiliated and that have sufficient Shares to meet the 10.0% threshold based on the number of Shares outstanding on the date the claim is brought and thereafter throughout the duration of the action, suit or proceeding. A minority Shareholder may have difficulties attempting to locate other Shareholders to reach the 10% threshold under this provision and may result in increased costs to a Shareholder attempting to seek redress in the name of the Trust in court, further limiting investors’ right to bring derivative actions on behalf of the Trust.

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Your right to bring derivative actions is limited and it might be difficult for minority Shareholders to locate other Shareholders to reach the ownership threshold for derivative actions.

Under Section 7.4 of the Trust Agreement, no Shareholder shall have the right to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust unless two or more Shareholders who (i) are not affiliates of one another and (ii) collectively hold at least 10% of the outstanding Shares join in the bringing or maintaining of such action, suit or other proceeding. This provision applies to any derivative actions brought in the name of the Trust other than claims under the federal securities laws and the rules and regulations thereunder. Due to this additional requirement, a Shareholder attempting to bring or maintain a derivative action in the name of the Trust will be required to locate other Shareholders with which it is not affiliated and that have sufficient Shares to meet the 10.0% threshold based on the number of Shares outstanding on the date the claim is brought and thereafter throughout the duration of the action, suit or proceeding. A minority Shareholder may have difficulties attempting to locate other Shareholders to reach the 10% threshold under this provision and may result in increased costs to a Shareholder attempting to seek redress in the name of the Trust in court, further limiting investors’ right to bring derivative actions on behalf of the Trust.

The Trust Administrator is responsible for determining the value of the net asset value of the Trust and NAV, and any errors, discontinuance or changes in such valuation calculations may have an adverse effect on the value of the Shares.

The Sponsor has the exclusive authority to determine the net asset value of the Trust and the NAV, which it has delegated to the Trust Administrator. The net asset value of the Trust and the NAV is calculated based on the principal market identified by Lukka. The Trust Administrator determines the net asset value of the Trust and NAV once a day in accordance with ASC 820. The Trust Administrator’s determination is made utilizing data from the operations of the Trust and the principal market, as determined in accordance with ASC 820, on such day. If the Sponsor determines in good faith that the principal market does not reflect an accurate Bitcoin price, then the Sponsor will instruct the Trust Administrator to employ an alternative method to determine the fair value of the Trust’s assets. There are no predefined criteria to make a good faith assessment as to which of the rules the Sponsor will apply and the Sponsor may make this determination in its sole discretion. The Trust Administrator may calculate the Index in a manner that ultimately inaccurately reflects the price of Bitcoin. To the extent that the net asset value of the Trust, NAV, the Index, or the Trust Administrator’s or the Sponsor’s other valuation methodology are incorrectly calculated, neither the Sponsor nor the Trust Administrator may be liable for any error and such misreporting of valuation data could adversely affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust.

Extraordinary expenses resulting from unanticipated events may become payable by the Trust, adversely affecting the value of the Shares.

In consideration for the Management Fee, the Sponsor has contractually assumed ordinary course operational and periodic expenses of the Trust, with the exception of those described in “Business of the Trust-Trust Expenses”. Expenses incurred by the Trust but not assumed by the Sponsor, such as, among others, taxes and governmental charges; expenses and costs of any extraordinary services performed by the Sponsor (or any other service provider) on behalf of the Trust to protect the Trust or the interests of Shareholders; or extraordinary legal fees and expenses are not assumed by the Sponsor and are borne by the Trust. The Sponsor will cause the Trust to either (i) sell Bitcoin held by the Trust or (ii) deliver Bitcoin in-kind to the Sponsor to pay Trust expenses not assumed by the Sponsor on an as-needed basis. Accordingly, the Trust may be required to sell or otherwise dispose of Bitcoin at a time when the trading prices for those assets are depressed.

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The sale or other disposition of assets of the Trust in order to pay extraordinary expenses could have a negative impact on the value of the Shares for several reasons. These include the following factors:

●	The Trust is not actively managed and no attempt will be made to protect against or to take advantage of fluctuations in the prices of Bitcoin. Consequently, if the Trust incurs expenses in U.S. dollars, the Trust’s Bitcoins may be sold at a time when the values of the disposed assets are low, resulting in a negative impact on the value of the Shares.

●	Because the Trust does not generate any income, every time that the Trust pays expenses, it will deliver Bitcoin to the Sponsor or sell Bitcoin. Any sales of the Trust’s assets in connection with the payment of expenses will decrease the amount of the Trust’s assets represented by each Share each time its assets are sold or transferred to the Sponsor.

The Trust’s delivery or sale of Bitcoin to pay expenses or other operations of the Trust could result in Shareholders incurring tax liability without an associated distribution from the Trust.

Assuming that the Trust is treated as a grantor trust for U.S. federal income tax purposes, each delivery of Bitcoin by the Trust to pay the Management Fee or other expenses and each sale of Bitcoin by the Trust to pay Trust expenses not assumed by the Sponsor will be a taxable event to beneficial owners of Shares. Thus, the Trust’s payment of expenses could result in beneficial owners of Shares incurring tax liability without an associated distribution from the Trust. Any such tax liability could adversely affect an investment in the Shares.

The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor, the Trustee, the Trust Administrator, the Bitcoin Custodian or the Cash Custodian under the Trust Documents.

Under the Trust Agreement and the Trust agreements with its service providers (“Trust Documents”) each of the Sponsor, the Trustee, the Trust Administrator, and the Custodians has a right to be indemnified by the Trust for certain liabilities or expenses that it incurs without, depending on the applicable Trust Document, gross negligence, bad faith or willful misconduct on its part. Therefore, the Sponsor, the Trustee, the Trust Administrator, or the Custodians may require that the assets of the Trust be sold in order to cover losses or liability suffered by it. Any sale of that kind would reduce the Digital Asset Holdings of the Trust and the value of the Shares.

Intellectual property rights claims may adversely affect the Trust and the value of the Shares.

The Sponsor is not aware of any intellectual property rights claims that may prevent the Trust from operating and holding Bitcoin. However, third parties may assert intellectual property rights claims relating to the operation of the Trust and the mechanics instituted for the investment in, holding of and transfer of Bitcoin. Regardless of the merit of an intellectual property or other legal action, any legal expenses to defend or payments to settle such claims would be extraordinary expenses that would be borne by the Trust through the sale or transfer of its Bitcoin. Additionally, a meritorious intellectual property rights claim could prevent the Trust from operating and force the Sponsor to terminate the Trust and liquidate its Bitcoin. As a result, an intellectual property rights claim against the Trust could adversely affect the value of the Shares.

Risk Factors Related to the Regulation of the Trust and the Shares

Digital asset markets in the United States exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying Bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

There is a lack of consensus regarding the regulation of digital assets, including Bitcoin, and their markets. As a result of the growth in the size of the digital asset market, as well as the 2022 Events, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, the Office of the Comptroller of the Currency (“OCC”), CFTC, FINRA, the Consumer Financial Protection Bureau (“CFPB”), the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, state financial institution regulators, and others) have been examining the operations of digital asset networks, digital asset users and the digital asset markets. Many of these state and federal agencies have brought enforcement actions or issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or Bitcoin in particular may alter, perhaps to a materially adverse extent, the nature of an investment in the Shares or the ability of the Trust to continue to operate.

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The 2022 Events, including among others the bankruptcy filings of FTX and its subsidiaries, Three Arrows Capital, Celsius Network, Voyager Digital, Genesis, BlockFi and others, and other developments in the digital asset markets, have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on intermediaries such as digital asset platforms, platforms, and custodians. Federal and state legislatures and regulatory agencies may introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset platforms and custodians. The March 2023 collapses of Silicon Valley Bank, Silvergate Bank, and Signature Bank, which in some cases provided services to the digital assets industry, may amplify and/or accelerate these trends. On January 3, 2023, the federal banking agencies issued a joint statement on crypto-asset risks to banking organizations following events which exposed vulnerabilities in the crypto-asset sector, including the risk of fraud and scams, legal uncertainties, significant volatility, and contagion risk. Although banking organizations are not prohibited from crypto-asset related activities, the agencies have expressed significant safety and soundness concerns with business models that are concentrated in crypto-asset related activities or have concentrated exposures to the crypto-asset sector.

US federal and state regulators, as well as the White House, have issued reports and releases concerning digital assets, including Bitcoin and digital asset markets. Further, in 2023 the House of Representatives formed two new subcommittees: the Digital Assets, Financial Technology and Inclusion Subcommittee and the Commodity Markets, Digital Assets, and Rural Development Subcommittee, each of which were formed in part to analyze issues concerning digital assets and demonstrate a legislative intent to develop and consider the adoption of federal legislation designed to address the perceived need for regulation of and concerns surrounding the crypto industry. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. In February 2024, David Sacks, the “Crypto and AI Czar” appointed by the White House, led a joint press conference on digital assets with members of Congress, which outlined a proposed bicameral roadmap for digital asset legislation in line with the directive issued by President Trump in the “Strengthening American Leadership in Digital Financial Technology” Executive Order that was issued in January 2024. Senate Banking Chair Tim Scott stated that the proposed actions are planned to be taken within the US administration’s first 100 days. Whether Congress can achieve this goal is uncertain; however, the congressional leaders made it clear in the press conference that digital asset legislation is a priority. We cannot predict how these and other related events will affect us or the digital asset business.

 In August 2021, the then chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. In May 2023, the House of Representatives passed H.R. 4763, the Financial Innovation and Technology for the 21st Century Act (“FIT21”), which would amend existing securities and commodity regulatory statutes to facilitate the use of digital assets. While FIT21 received strong bipartisan support, its future is uncertain, however, a Republican-controlled Congress may result in the enactment of legislation governing cryptocurrencies, such FIT21. President Trump indicated during his campaign that his administration will be “pro-digital assets” and has reportedly discussed the creation of a national bitcoin reserve, and other potential policies related to digital assets including bitcoin. In addition, the SEC’s acting chair recently launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for assets. As discussed, on January 23, 2025, President Trump issued an Executive Order that outlined the administration’s commitment to strengthening U.S. leadership in the digital asset space and established an inter-agency working group for artificial intelligence and crypto that is tasked with proposing a regulatory framework governing the issuance and operation of digital assets, including stablecoins, in the United States. On the same day the Executive Order was issued, the SEC rescinded Staff Accounting Bulletin 121 (“SAB 121”) by issuing new Staff Accounting Bulletin 122 (“SAB 122”). Released in March 2022, SAB 121 provided interpretative guidance for a reporting entity that operates a platform that allows its users to transact in digital assets and that engages in activities in which it has an obligation to safeguard customers’ digital assets. Effectively, SAB 121 was seen as a prohibition on national banks and other large financial institutions custodying digital assets. SAB 122 rescinds that prohibition and offers guidance on how an entity that has an obligation to safeguard crypto-assets for others should disclose to investors the entity’s obligation to safeguard crypto-assets held for others. In addition, the SEC recently announced a new “Crypto Task Force” focused on developing a federal regulatory framework for digital assets.

It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of digital asset markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and Bitcoin held by the Trust specifically.

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FinCEN requires any administrator or exchanger of convertible digital assets to register with FinCEN as a money transmitter and comply with the anti-money laundering regulations applicable to money transmitters. Entities which fail to comply with such regulations are subject to fines, may be required to cease operations, and could have potential criminal liability. For example, in 2015, FinCEN assessed a $700,000 fine against a sponsor of a digital asset for violating several requirements of the Bank Secrecy Act by acting as an MSB and selling the digital asset without registering with FinCEN, and by failing to implement and maintain an adequate anti-money laundering program. In 2017, FinCEN assessed a $110 million fine against BTC-e, a now defunct digital asset platform, for similar violations. The requirement that exchangers that do business in the United States register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling Bitcoin and therefore may adversely affect the price of Bitcoin and an investment in the Shares.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury (the “U.S. Treasury Department”) has added digital currency addresses, including addresses on the Bitcoin network, to the list of Specially Designated Nationals whose assets are blocked, and with whom U.S. persons are generally prohibited from dealing. Such actions by OFAC, or by similar organizations in other jurisdictions, may introduce uncertainty in the market as to whether Bitcoin that has been associated with such addresses in the past can be easily sold. This “tainted” Bitcoin may trade at a substantial discount to untainted Bitcoin. Reduced fungibility in the Bitcoin markets may reduce the liquidity of Bitcoin and therefore adversely affect their price.

In February 2020, then-U.S. Treasury Secretary Steven Mnuchin stated that digital assets were a “crucial area” on which the U.S. Treasury Department has spent significant time. Secretary Mnuchin announced that the U.S. Treasury Department is preparing significant new regulations governing digital asset activities to address concerns regarding the potential use for facilitating money laundering and other illicit activities. In December 2020, FinCEN, a bureau within the U.S. Treasury Department, proposed a rule that would require financial institutions to submit reports, keep records, and verify the identity of customers for certain transactions to or from so-called “unhosted” wallets, also commonly referred to as self-hosted wallets. In January 2021, U.S. Treasury Secretary nominee Janet Yellen stated her belief that regulators should “look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities.”

Under regulations from the New York State Department of Financial Services (“NYDFS”), businesses involved in digital asset business activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly known as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements, among others. As an alternative to a BitLicense, a firm can apply for a charter to become a limited purpose trust company under New York law qualified to engage in certain digital asset business activities. Other states have considered or approved digital asset business activity statutes or rules, passing, for example, regulations or guidance indicating that certain digital asset business activities constitute money transmission requiring licensure.

The inconsistency in applying money transmitting licensure requirements to certain businesses may make it more difficult for these businesses to provide services, which may affect consumer adoption of Bitcoin and its price. In an attempt to address these issues, the Uniform Law Commission passed a model law in July 2017, the Uniform Regulation of Virtual Currency Businesses Act, which has many similarities to the BitLicense and features a multistate reciprocity licensure feature, wherein a business licensed in one state could apply for accelerated licensure procedures in other states. It is still unclear, however, how many states, if any, will adopt some or all of the model legislation.

Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks. If the Bitcoin network were to adopt any of these features, these features may provide law enforcement agencies with less visibility into transaction-level data. Europol, the European Union’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. Although no regulatory action has been taken to treat privacy-enhancing digital assets differently, this may change in the future.

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A determination that Bitcoin or any other digital asset is a “security” may adversely affect the value of Bitcoin and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust.

Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements made in the past by senior officials at the SEC and endorsed by its previous Chairman in a letter to a member of Congress appeared to indicate that the SEC did not consider Bitcoin to be a security, at least currently, and the staff has provided informal assurances to a handful of promoters that their digital assets are not securities. On the other hand, the SEC has brought enforcement actions against the promoters of several other digital assets on the basis that the digital assets in question are securities.

Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

As part of determining whether Bitcoin is a security for purposes of the federal securities laws, the Sponsor takes into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws, and other materials relevant to the status of Bitcoin as a security (or not). Finally, the Sponsor discusses the security status of Bitcoin with its external securities lawyers. Through this process the Sponsor believes that it is applying the proper legal standards in determining that Bitcoin is not a security in light of the uncertainties inherent in the Howey and Reves tests. However, because of these uncertainties and the fact-based nature of the analysis, the Sponsor acknowledges that Bitcoin may in the future be found by the SEC or a federal court to be a security notwithstanding the Sponsor’s prior conclusion; and the Sponsor’s prior conclusion, even if reasonable under the circumstances and made in good faith, would not preclude legal or regulatory action based on the presence of a security.

The Sponsor may dissolve the Trust if the Sponsor determines Bitcoin is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination. Because the legal tests for determining whether a digital asset is or is not a security often leave room for interpretation, and because the SEC has not taken a definitive position, for so long as the Sponsor believes there to be good faith grounds to conclude that the Trust’s Bitcoin is not a security, the Sponsor does not intend to dissolve the Trust on the basis that Bitcoin could at some future point be determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that Bitcoin is a security, or a court decision, to that effect would be expected to have an immediate material adverse impact on the trading value of Bitcoin, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities.

If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. For example, in 2020 the SEC filed a complaint against the issuer of XRP, Ripple Labs, Inc., and two of its executives, alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times reached over $100 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s promoters underscores the continuing uncertainty around which digital assets are securities, and demonstrates that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.

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In addition, if Bitcoin is determined to be a security, the Trust could be considered an unregistered “investment company” under SEC rules, which could necessitate the Trust’s liquidation. In this case, the Trust and the Sponsor may be deemed to have participated in an illegal offering of securities and there is no guarantee that the Sponsor will be able to register the Trust under the Investment Company Act at such time or take such other actions as may be necessary to ensure the Trust’s activities comply with applicable law, which could force the Sponsor to liquidate the Trust.

Moreover, whether or not the Sponsor or the Trust were subject to additional regulatory requirements as a result of any SEC or federal court determination that its assets include securities, the Sponsor may nevertheless decide to terminate the Trust, in order, if possible, to liquidate the Trust’s assets while a liquid market still exists. For example, in response to the SEC’s action against the issuer of XRP, certain significant market participants announced they would no longer support XRP and announced measures, including the delisting of XRP from major digital asset trading platforms. The sponsor of the Grayscale XRP Trust subsequently dissolved this trust and liquidated its assets. If the SEC or a federal court were to determine that Bitcoin is a security, it is likely that the value of the Shares of the Trust would decline significantly, and that the Trust itself may be terminated and, if practical, its assets liquidated.

Competing industries may have more influence with policymakers than the digital asset industry, which could lead to the adoption of laws and regulations that are harmful to the digital asset industry.

The digital asset industry is relatively new and does not have the same access to policymakers and lobbying organizations in many jurisdictions compared to industries with which digital assets may be seen to compete, such as banking, payments and consumer finance. Competitors from other, more established industries may have greater access to and influence with governmental officials and regulators and may be successful in persuading these policymakers that digital assets require heightened levels of regulation compared to the regulation of traditional financial services. As a result, new laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the digital asset industry or digital asset platforms, which could adversely impact the value of Bitcoin and therefore the value of the Shares.

Regulatory changes or actions in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, mining activity or the operation of their networks or the Digital Asset Platform Market in a manner that adversely affects the value of the Shares.

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect digital asset networks (including the Bitcoin network), the digital asset markets (including the Bitcoin market), and their users, particularly digital asset platforms and service providers that fall within such jurisdictions’ regulatory scope. For example, if China or other foreign jurisdictions were to ban or otherwise restrict manufacturers’ ability to produce or sell semiconductors or hard drives in connection with Bitcoin mining, it would have a material adverse effect on digital asset networks (including the Bitcoin network), the digital asset market, and as a result, impact the value of the Shares.

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A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. In May 2021, the Chinese government announced renewed efforts to restrict cryptocurrency trading and mining activities. Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in cryptocurrency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to cryptocurrency miners. The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. A new bill, the Financial Services and Markets Bill (“FSMB”), has made its way through the House of Commons and is expected to work through the House of Lords and become law in 2023. The FSMB would bring digital asset activities within the scope of existing laws governing financial institutions, markets and assets. In addition, the European Council of the European Union approved the text of Markets in Crypto-Assets (“MiCA”) in October 2022, establishing a regulatory framework for digital asset services across the European Union. MiCA is intended to serve as a comprehensive regulation of digital asset markets and imposes various obligations on digital asset issuers and service providers. The main aims of MiCA are industry regulation, consumer protection, prevention of market abuse and upholding the integrity of digital asset markets. MiCA passed the European Parliament in 2023 and will apply from 2024.

Foreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of Bitcoin. Moreover, other events, such as the interruption in telecommunications or internet services, cyber-related terrorist acts, civil disturbances, war or other catastrophes, could also negatively affect the digital asset economy in one or more jurisdictions. For example, Russia’s invasion of Ukraine on February 24, 2022 led to volatility in digital asset prices, with an initial steep decline followed by a sharp rebound in prices. The effect of any future regulatory change or other events on the Trust or Bitcoin is impossible to predict, but such change could be substantial and adverse to the Trust and the value of the Shares.

Furthermore, legal claims have been filed in the United Kingdom by an entity associated with an individual named Craig Wright. The entity alleges that the private keys to Bitcoin purportedly worth several billion dollars were rendered inaccessible to it in a hack, and advances a series of novel legal theories in support of its request that the court compel certain core developers associated with the Bitcoin network to either somehow transfer the Bitcoin out of the Bitcoin address to which the entity no longer can access the private keys to a new Bitcoin address that it currently does control, or alternatively amend the source code to the Bitcoin network itself to restore its access to the stranded Bitcoin. In 2022, the High Court dismissed the claims, finding that the entity had not established a serious issue to be tried. However, in February 2023, the Court of Appeals unanimously overruled the High Court’s decision, holding that there was a serious issue to be tried. If a court decides to grant the relief requested, it is possible that wide-ranging and fundamental changes to the source code, operations, and governance of, and basic principles underlying, the Bitcoin network might be required, and a loss of public confidence in the Bitcoin network could result. Alternatively, Bitcoin could face obstacles to use or in the United Kingdom, which could reduce adoption. Courts in other jurisdictions could take similar positions. These or other possible outcomes could lead to a decrease in the value of Bitcoin, which could negatively impact the value of the Shares.

If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect the Bitcoin network and the value of the Shares.

Concerns have been raised about the electricity required to secure and maintain digital asset networks. For example, as of December 31, 2023, approximately 501 million tera hashes were performed every second in connection with mining on the Bitcoin network. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. The operations of the Bitcoin network and other digital asset networks may also consume significant amounts of energy. Further, in addition to the direct energy costs of performing calculations on any given digital asset network, there are indirect costs that impact a network’s total energy consumption, including the costs of cooling the machines that perform these calculations.

Driven by concerns around energy consumption and the impact on public utility companies, various states and cities have implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin network by making it easier for a malicious actor or botnet to manipulate the relevant blockchain. See “-If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin network, or otherwise obtains control over the Bitcoin network through its influence over core developers or otherwise, such actor or botnet could manipulate the relevant blockchain to adversely affect the value of the Shares or the ability of the Trust to operate.” If regulators or public utilities take action that restricts or otherwise impacts mining activities, such actions could result in decreased security of a digital asset network, including the Bitcoin network, and consequently adversely impact the value of the Shares.

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If regulators subject the Trust, the Trustee or the Sponsor to regulation as a money service business or money transmitter, this could result in extraordinary expenses to the Trust, the Trustee or the Sponsor and also result in decreased liquidity for the Shares.

To the extent that the activities of the Trust, the Trustee or the Sponsor cause it to be deemed an MSB under the regulations promulgated by FinCEN, the Trust, the Trustee or the Sponsor may be required to comply with FinCEN regulations, make certain reports to FinCEN and maintain certain records. Similarly, the activities of the Trust, the Trustee or the Sponsor may require it to be licensed as a money transmitter or as a digital asset business, such as under the New York State Department of Financial Services’ BitLicense regulation.

Such additional regulatory obligations may cause the Trust, the Trustee or the Sponsor to incur extraordinary expenses. If the Trust, the Trustee or the Sponsor decided to seek the required licenses, there is no guarantee that they will timely receive them. The Trustee may decide to discontinue and wind up the Trust. A dissolution of the Trust in response to the changed regulatory circumstances may be at a time that is disadvantageous to the Shareholders.

Additionally, to the extent the Trust, the Trustee or the Sponsor is found to have operated without appropriate state or federal licenses, it may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which would harm the reputation of the Trust, the Trustee or the Sponsor, and have a material adverse effect on the price of the Shares.

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Bitcoin blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil liability or lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset platforms. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. If the Trust, the Sponsor or the Trustee were to transact with a sanctioned entity, the Trust, the Sponsor or the Trustee would be at risk of potential criminal or civil lawsuits or liability.

The Trust takes measures with the objective of reducing illicit financing risks in connection with the Trust’s activities. However, illicit financing risks are present in the digital asset markets, including markets for Bitcoin. There can be no assurance that the measures employed by the Trust will prove successful in reducing illicit financing risks, and the Trust is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Trust, the Sponsor or the Trustee or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Trust’s ability to operate or cause losses in value of the Shares.

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Regulatory changes or interpretations could obligate the Trust, the Trustee or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust.

Current and future federal or state legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated. In particular, Bitcoin may be classified by the CFTC as a “commodity interest” under the Commodity Exchange Act or may be classified by the SEC as a “security” under U.S. federal securities laws. The Sponsor, the Trustee and the Trust cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. In the face of such developments, the required registrations and compliance steps may result in extraordinary, nonrecurring expenses to the Trust. If the Trustee decides to terminate the Trust in response to the changed regulatory circumstances, the Trust may be dissolved or liquidated at a time that is disadvantageous to Shareholders.

To the extent that Bitcoin is deemed to fall within the definition of a “commodity interest” under the Commodity Exchange Act, the Trust, the Trustee and the Sponsor may be subject to additional regulation under the Commodity Exchange Act and CFTC regulations. The Sponsor or the Trustee may be required to register as a commodity pool operator or commodity trading adviser with the CFTC and become a member of the National Futures Association (“NFA”) and may be subject to additional regulatory requirements with respect to the Trust, including disclosure and reporting requirements. These additional requirements may result in extraordinary, recurring and/or nonrecurring expenses of the Trust, thereby materially and adversely impacting the Shares. If the Sponsor or the Trustee determines not to comply with such additional regulatory and registration requirements, the Trustee will terminate the Trust. Any such termination could result in the liquidation of the Trust’s Bitcoins at a time that is disadvantageous to Shareholders.

To the extent that Bitcoin is deemed to fall within the definition of a security under U.S. federal securities laws, the Trust, the Trustee and the Sponsor may be subject to additional requirements under the Investment Company Act and the Sponsor or the Trustee may be required to register as an investment adviser under the Investment Advisers Act. Such additional registration may result in extraordinary, recurring and/or non-recurring expenses of the Trust, thereby materially and adversely impacting the Shares. If the Sponsor or the Trustee determines not to comply with such additional regulatory and registration requirements, the Trustee will terminate the Trust. Any such termination could result in the liquidation of the Trust’s Bitcoins at a time that is disadvantageous to Shareholders.

The SEC has recently proposed amendments to the custody rules under Rule 406(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule in 406(4)-2 to cover all digital assets, including Bitcoin, and related advisory activities. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets, including Bitcoin. The Sponsor is studying the impact that such amendments may have on the Trust and its arrangements with the Bitcoin Custodian and Prime Execution Agent. It is possible that such amendments, if adopted, could prevent the Bitcoin Custodian and Prime Execution Agent from serving as service providers to the Trust, or require potentially significant modifications to existing arrangements under the Custodian Agreement, which could cause the Trust to bear potentially significant increased costs. If the Sponsor is unable to make such modifications or appoint successor service providers to fill the role that the Bitcoin Custodian currently plays, the Trust’s operations (including in relation to creations and redemptions of Baskets and the holding of Bitcoin) could be negatively affected, the Trust could dissolve (including at a time that is potentially disadvantageous to Shareholders), and the value of the Shares or an investment in the Trust could be affected.

Further, the proposed amendments could have a severe negative impact on the price of Bitcoin and therefore the value of the Shares if enacted, by, among other things, making it more difficult for investors to gain access to Bitcoin, or causing certain holders of Bitcoin to sell their holdings.

The treatment of the Trust for U.S. federal income tax purposes is uncertain.

The Sponsor intends to take the position that the Trust is properly treated as a grantor trust for U.S. federal income tax purposes. Assuming that the Trust is a grantor trust, the Trust will not be subject to U.S. federal income tax. Rather, if the Trust is a grantor trust, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

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The Trust may take certain positions with respect to the tax consequences of Incidental Rights and its receipt of IR Virtual Currency. If the IRS were to disagree with, and successfully challenge any of these positions the Trust might not qualify as a grantor trust. In addition, the Sponsor has committed to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future. However, there can be no assurance that these abandonments would be treated as effective for U.S. federal income tax purposes, or that the Sponsor will continue to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency if there are future regulatory developments that would make it feasible for the Trust to retain those assets. If the Trust were treated as owning any asset other than Bitcoins (and/or incidental cash) as of any date on which it creates or redeems Shares, it may cease to qualify as a grantor trust for U.S. federal income tax purposes.

Because of the evolving nature of digital currencies, it is not possible to predict potential future developments that may arise with respect to digital currencies, including forks, airdrops and other similar occurrences. Assuming that the Trust is currently a grantor trust for U.S. federal income tax purposes, certain future developments could render it impossible, or impracticable, for the Trust to continue to be treated as a grantor trust for such purposes.

If the Trust is not properly classified as a grantor trust, the Trust might be classified as a partnership for U.S. federal income tax purposes. However, due to the uncertain treatment of digital currency for U.S. federal income tax purposes, future developments regarding the treatment of digital currency for U.S. federal income tax purposes could adversely affect the value of the Shares. If the Trust were classified as a partnership for U.S. federal income tax purposes, the tax consequences of owning Shares generally would not be materially different from the tax consequences described herein, although there might be certain differences, including with respect to timing of the recognition of taxable income or loss and (in certain circumstances) withholding taxes. In addition, tax information reports provided to beneficial owners of Shares would be made in a different form. If the Trust were not classified as either a grantor trust or a partnership for U.S. federal income tax purposes, it generally would be classified as a corporation for such purposes. If it were treated as a corporation, the Trust would be subject to entity-level U.S. federal income tax (currently at the rate of 21%), plus possible state and/or local taxes, on its net taxable income, and certain distributions made by the Trust to Shareholders would be treated as taxable dividends to the extent of the Trust’s current and accumulated earnings and profits. Any such dividend distributed to a beneficial owner of Shares that is a non-U.S. person for U.S. federal income tax purposes generally would be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as provided in an applicable tax treaty).

The treatment of digital currency for U.S. federal income tax purposes is uncertain.

Assuming that the Trust is properly treated as a grantor trust for U.S. federal income tax purposes, each beneficial owner of Shares will be treated for U.S. federal income tax purposes as the owner of an undivided interest in the Bitcoin held in the Trust. Due to the new and evolving nature of digital currencies and the absence of comprehensive guidance with respect to digital currencies, many significant aspects of the U.S. federal income tax treatment of digital currency are uncertain.

In 2014, the Internal Revenue Service (“IRS”) released a notice (the “Notice”) discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital currencies. Moreover, although the Ruling & FAQs address the treatment of hard forks, there continues to be uncertainty with respect to the timing and amount of the income inclusions.

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Future developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes. For example, the Notice addresses only digital currency that is “convertible virtual currency,” and it is conceivable that, as a result of a fork, airdrop or similar occurrence, the Trust will hold certain types of digital currency that are not within the scope of the Notice.

There can be no assurance that the IRS will not alter its position with respect to digital currencies in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional guidance on the treatment of digital currencies for U.S. federal income tax purposes may be issued in the future. Any future guidance on the treatment of digital currencies for U.S. federal income tax purposes could increase the expenses of the Trust and could have an adverse effect on the prices of digital currencies, including on the price of Bitcoin in the digital asset markets. As a result, any such future guidance could have an adverse effect on the value of the Shares.

Shareholders are urged to consult their tax advisers regarding the tax consequences of owning and disposing of Shares and digital currencies in general.

Future developments regarding the treatment of digital currency for U.S. federal income tax purposes could adversely affect the value of the Shares.

As discussed above, many significant aspects of the U.S. federal income tax treatment of digital currency, such as Bitcoin, are uncertain, and it is unclear what guidance on the treatment of digital currency for U.S. federal income tax purposes may be issued in the future. It is possible that any such guidance would have an adverse effect on the prices of digital currency, including on the price of Bitcoin in digital asset platforms, and therefore may have an adverse effect on the value of the Shares.

Because of the evolving nature of digital currencies, it is not possible to predict potential future developments that may arise with respect to digital currencies, including forks, airdrops and similar occurrences. Such developments may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes. Moreover, certain future developments could render it impossible, or impracticable, for the Trust to continue to be treated as a grantor trust for U.S. federal income tax purposes.

Future developments in the treatment of digital currency for tax purposes other than U.S. federal income tax purposes could adversely affect the value of the Shares.

The taxing authorities of certain states, including New York, (i) have announced that they will follow the Notice with respect to the treatment of digital currencies for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital currencies for fiat currency from state sales tax. Other states have not issued any guidance on these points, and could take different positions (e.g., imposing sales taxes on purchases and sales of digital currencies for fiat currency), and states that have issued guidance on their tax treatment of digital currencies could update or change their tax treatment of digital currencies. It is unclear what further guidance on the treatment of digital currencies for state or local tax purposes may be issued in the future. A state or local government authority’s treatment of Bitcoin may have negative consequences, including the imposition of a greater tax burden on investors in Bitcoin or the imposition of a greater cost on the acquisition and disposition of Bitcoin generally.

The treatment of digital currencies for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currencies for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital currencies for fiat currency. If a foreign jurisdiction with a significant share of the market of Bitcoin users imposes onerous tax burdens on digital currency users, or imposes sales or value-added tax on purchases and sales of digital currency for fiat currency, such actions could result in decreased demand for Bitcoin in such jurisdiction.

Any future guidance on the treatment of digital currencies for state, local or non U.S. tax purposes could increase the expenses of the Trust and could have an adverse effect on the prices of digital currencies, including on the price of Bitcoin in digital asset platforms. As a result, any such future guidance could have an adverse effect on the value of the Shares.

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A U.S. Tax-Exempt Shareholder may recognize “unrelated business taxable income” a consequence of an investment in Shares.

Under the guidance provided in the Ruling & FAQs, hard forks, airdrops and similar occurrences with respect to digital currencies will under certain circumstances be treated as taxable events giving rise to ordinary income. In the absence of guidance to the contrary, it is possible that any such income recognized by a U.S. Tax-Exempt Shareholder (as defined under “U.S. Federal Income Tax Consequences” below) would constitute “unrelated business taxable income” (“UBTI”). Tax-exempt Shareholders should consult their tax advisers regarding whether such Shareholder may recognize UBTI as a consequence of an investment in Shares.

Shareholders could incur a tax liability without an associated distribution of the Trust.

In the normal course of business, it is possible that the Trust could incur a taxable gain in connection with the sale of Bitcoin (such as sales of Bitcoin to obtain fiat currency with which to pay the Management Fee or Trust expenses, and including deemed sales of Bitcoin as a result of the Trust using Bitcoin to pay the Management Fee or its expenses) that is otherwise not associated with a distribution to Shareholders. Shareholders may be subject to tax due to the grantor trust status of the Trust even though there is not a corresponding distribution from the Trust.

A hard “fork” of the Bitcoin blockchain could result in Shareholders incurring a tax liability.

If a hard fork occurs in the Bitcoin blockchain, the Trust could hold both the original Bitcoin and the alternative new Bitcoin. The IRS has held that a hard fork resulting in the creation of new units of cryptocurrency is a taxable event giving rise to ordinary income. Moreover, if such an event occurs, the Trust Agreement provides that the Sponsor shall have the discretion to determine whether the original or the alternative asset shall constitute Bitcoin. The Trust shall treat whichever asset the Sponsor determines is not Bitcoin as Incidental Rights or IR Virtual Currency, which it has committed to irrevocably abandon.

The Ruling and FAQs do not address whether income recognized by a non-U.S. person as a result of a fork, airdrop or similar occurrence could be subject to the 30% withholding tax imposed on U.S.-source “fixed or determinable annual or periodical” income. Non-U.S. Shareholders (as defined under “U.S. Federal Income Tax Consequences” below) should assume that, in the absence of guidance, a withholding agent (including the Sponsor) is likely to withhold 30% of any such income recognized by a Non-U.S. Shareholder in respect of its Shares, including by deducting such withheld amounts from proceeds that such Non-U.S. Shareholder would otherwise be entitled to receive in connection with a distribution of Incidental Rights or IR Virtual Currency. The Sponsor has committed to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future. However, there can be no assurance that these abandonments would be treated as effective for U.S. federal income tax purposes, or that the Sponsor will continue to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency if there are future regulatory developments that would make it feasible for the Trust to retain those assets.

The receipt of Incidental Rights or IR Virtual Currency may cause Shareholders to incur a United States federal, state, and/or local, or non-U.S., tax liability. Any tax liability could adversely impact an investment in the Shares and may require Shareholders to prepare and file tax returns they would not otherwise be required to prepare and file.

Risk Factors Related to Potential Conflicts of Interest

Potential conflicts of interest may arise among the Sponsor or its affiliates and the Trust. The Sponsor and its affiliates have no fiduciary duties to the Trust and its Shareholders other than as provided in the Trust Agreement, which may permit them to favor their own interests to the detriment of the Trust and its Shareholders.

The Sponsor will manage the affairs of the Trust. Conflicts of interest may arise among the Sponsor and its affiliates, on the one hand, and the Trust and its Shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over the Trust and its Shareholders. These potential conflicts include, among others, the following:

●	the Sponsor has no fiduciary duties to, and is allowed to take into account the interests of parties other than, the Trust and its Shareholders in resolving conflicts of interest, provided the Sponsor does not act in bad faith;

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●	the Trust has agreed to indemnify the Sponsor, the Trustee, and their respective affiliates pursuant to the Trust Agreement;

●	the Sponsor is responsible for allocating its own limited resources among different clients and potential future business ventures, to each of which it may owe fiduciary duties;

●	the Sponsor and its staff also service affiliates of the Sponsor, and may also service other digital asset investment vehicles, and their respective clients and cannot devote all of its, or their, respective time or resources to the management of the affairs of the Trust;

●	the Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Trust;

●	affiliates of the Sponsor may start to have substantial direct investments in Bitcoin, stablecoins (such as USDC), or other digital assets or companies in the digital assets ecosystem that they are permitted to manage taking into account their own interests without regard to the interests of the Trust or its Shareholders, and any increases, decreases or other changes in such investments could affect the Index price and, in turn, the value of the Shares;

●	the Sponsor decides whether to retain separate counsel, accountants or others to perform services for the Trust; and

●	the Sponsor may appoint an agent to act on behalf of the Shareholders which may be the Sponsor or an affiliate of the Sponsor.

By purchasing the Shares, Shareholders agree and consent to the provisions set forth in the Trust Agreement.

Shareholders cannot be assured of the Sponsor’s continued services, the discontinuance of which may be detrimental to the Trust.

Shareholders cannot be assured that the Sponsor will be willing or able to continue to serve as sponsor to the Trust for any length of time. If the Sponsor discontinues its activities on behalf of the Trust and a substitute sponsor is not appointed, the Trust will terminate and liquidate its Bitcoins.

Appointment of a substitute sponsor will not guarantee the Trust’s continued operation, successful or otherwise. Because a substitute sponsor may have no experience managing a digital asset financial vehicle, a substitute sponsor may not have the experience, knowledge or expertise required to ensure that the Trust will operate successfully or continue to operate at all. Therefore, the appointment of a substitute sponsor may not necessarily be beneficial to the Trust and the Trust may terminate.

Although the Bitcoin Custodian is a fiduciary with respect to the Trust’s assets, it could resign or be removed by the Sponsor, which may trigger early dissolution of the Trust.

The Bitcoin Custodian has represented that it is a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Advisers Act and is licensed to custody the Trust’s Bitcoins in trust on the Trust’s behalf. However, the Bitcoin Custodian may terminate the Custodian Agreement for cause at any time, and the Bitcoin Custodian can terminate the Custodian Agreement for any reason upon providing the applicable notice provided under the Custodian Agreement. If the Bitcoin Custodian resigns, is removed, or is prohibited by applicable law or regulation to act as custodian, and no successor custodian has been employed, the Sponsor may dissolve the Trust in accordance with the terms of the Trust Agreement.

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Coinbase serves as the Bitcoin custodian for several competing exchange-traded Bitcoin products, which could adversely affect the Trust’s operations and ultimately the value of the Shares.

The Bitcoin Custodian is an affiliate of Coinbase Global. As of the date hereof, Coinbase Global is the largest publicly traded cryptoasset company in the world by market capitalization and is also the largest cryptoasset custodian in the world by assets under custody. By virtue of its leading market position and capabilities, and the relatively limited number of institutionally-capable providers of cryptoasset brokerage and custody services, Coinbase serves as the Bitcoin custodian for several competing exchange-traded Bitcoin products. Therefore, Coinbase has a critical role in supporting the U.S. spot Bitcoin exchange-traded product ecosystem, and its size and market share creates the risk that Coinbase may fail to properly resource its operations to adequately support all such products that use its services that could harm the Trust, the Shareholders and the value of the Shares. If Coinbase were to favor the interests of certain products over others, it could result in inadequate attention or comparatively unfavorable commercial terms to less favored products, which could adversely affect the Trust’s operations and ultimately the value of the Shares.

The Trust’s Authorized Participants act in similar or identical capacities for several competing exchange-traded Bitcoin products which may impact the ability or willingness of one or more Authorized Participants to participate in the creation and redemption process, adversely affect the Trust’s ability to create or redeem Baskets and adversely affect the Trust’s operations and ultimately the value of the Shares.

Many of the Trust’s Authorized Participants, now or in the future, act or may act in the same capacity for several competing exchange-traded Bitcoin products. Each Authorized Participant has limited balance sheet capacity, which means that, particularly during times of heightened market trading activity or market volatility or turmoil, Authorized Participants may not be able or willing to submit creation or redemption orders with the Trust or may do so in limited capacities. The inability or unwillingness of Authorized Participants to do so could lead to the potential for the Shares to trade at premiums or discounts to the NAV, and such premiums or discounts could be substantial.

Furthermore, if creations or redemptions are unavailable due to the inability or unwillingness of one or more of the Trust’s Authorized Participants to submit creation or redemption orders with the Trust (or do so in a limited capacity), the arbitrage mechanism may fail to function as efficiently as it otherwise would or be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in the secondary trading of the Shares and greater costs to investors and other market participants, all of which could cause the Sponsor to halt or suspend the creation or redemption of Shares during such times, among other consequences.

Shareholders and Authorized Participants lack the right under the Custodian Agreement to assert claims directly against the Bitcoin Custodian, which significantly limits their options for recourse.

Neither the Shareholders nor any Authorized Participant have a right under the Custodian Agreement to assert a claim against the Bitcoin Custodian. Claims under the Custodian Agreement may only be asserted by the Trustee on behalf of the Trust.

Risk Factors Related to ERISA

In General.

Notwithstanding the commercially reasonable efforts of the Sponsor, it is possible that the underlying assets of the Trust will be deemed to include “plan assets” for the purposes of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) or Section 4975 of the Code. If the assets of the Trust were deemed to be “plan assets,” this could result in, among other things, (i) the application of the prudence and other fiduciary standards of ERISA to investments made by the Trust and (ii) the possibility that certain transactions in which the Trust might otherwise seek to engage in the ordinary course of its business and operation could constitute non-exempt “prohibited transactions” under Section 406 of ERISA and/or Section 4975 of the Code, which could restrict the Trust from entering into an otherwise desirable investment or from entering into an otherwise favorable transaction. In addition, fiduciaries who decide to invest in the Trust could, under certain circumstances, be liable for “prohibited transactions” or other violations as a result of their investment in the Trust or as co-fiduciaries for actions taken by or on behalf of the Trust or the Sponsor. There may be other federal, state, local, non-U.S. law or regulation that contains one or more provisions that are similar to the foregoing provisions of ERISA and the Code that may also apply to an investment in the Trust.

The application of ERISA (including the corresponding provisions of the Code and other relevant laws) may be complex and dependent upon the particular facts and circumstances of the Trust and of each Plan, and it is the responsibility of the appropriate fiduciary of each investing Plan to ensure that any investment in the Trust by such Plan is consistent with all applicable requirements. Each Shareholder, whether or not subject to Title I of ERISA or Section 4975 of the Code, should consult its own legal and other advisors regarding the considerations discussed above and all other relevant ERISA and other considerations before purchasing the Shares.

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USE OF PROCEEDS

Proceeds received by the Trust from the issuance and sale of Baskets consist of cash deposits. Such cash deposits are held by the Cash Custodian or Prime Execution Agent on behalf of the Trust until (i) transferred in connection with the purchase of Bitcoin, (ii) delivered to Authorized Participants in connection with a redemption of Baskets or (iii) transferred to pay the Management Fee and Trust expenses or liabilities not assumed by the Sponsor. See “Business of the Trust-Trust Expenses.”

Cash deposits will be used to acquire Bitcoin and to accrue forked or airdropped cryptocurrency coins from the Bitcoin Network, or their respective U.S. dollar cash equivalents. Such Bitcoin will in all cases be (1) owned by the Trust and held by the Bitcoin Custodian, (2) disbursed (after conversion to U.S. dollars, as applicable) to pay the Trust’s expenses, (3) distributed (after conversion to U.S. dollars, as applicable), to Shareholders as dividends, if and when dividends are ever paid and (4) liquidated in the event that the Trust is terminated or as otherwise required by law or regulation.

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OVERVIEW OF THE BITCOIN INDUSTRY

Introduction

Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin network, a decentralized network of computers that operates on cryptographic protocols. No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by its user base. The Bitcoin network allows people to exchange tokens of value, called Bitcoin, which are recorded on a public transaction ledger known as the Bitcoin blockchain. Bitcoin can be used to pay for goods and services, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on Bitcoin platforms that enable trading in Bitcoin or in individual end-user-to-end-user transactions under a barter system.

The Bitcoin network is commonly understood to be decentralized and does not require governmental authorities or financial institution intermediaries to create, transmit or determine the value of Bitcoin. Rather, Bitcoin is created and allocated by the Bitcoin network protocol through a “mining” process. The value of Bitcoin is determined by the supply of and demand for Bitcoin on Bitcoin platforms or in private end-user-to-end-user transactions.

New Bitcoin are created and rewarded to the miners of a block in the Bitcoin blockchain for verifying transactions. The Bitcoin blockchain is a shared database that includes all blocks that have been solved by miners and it is updated to include new blocks as they are solved. Each Bitcoin transaction is broadcast to the Bitcoin network and, when included in a block, recorded in the Bitcoin blockchain. As each new block records outstanding Bitcoin transactions, and outstanding transactions are settled and validated through such recording, the Bitcoin blockchain represents a complete, transparent and unbroken history of all transactions of the Bitcoin network.

History of Bitcoin

The Bitcoin network was initially contemplated in a white paper that also described Bitcoin and the operating software to govern the Bitcoin network. The white paper was purportedly authored by Satoshi Nakamoto. However, no individual with that name has been reliably identified as Bitcoin’s creator, and the general consensus is that the name is a pseudonym for the actual inventor or inventors. The first Bitcoins were created in 2009 after Nakamoto released the Bitcoin network source code (the software and protocol that created and launched the Bitcoin network). The Bitcoin network has been under active development since that time by a loose group of software developers who have come to be known as core developers.

Overview of Bitcoin Network Operations

In order to own, transfer or use Bitcoin directly on the Bitcoin network (as opposed to through an intermediary, such as a platform), a person generally must have internet access to connect to the Bitcoin network. Bitcoin transactions may be made directly between end-users without the need for a third-party intermediary. To prevent the possibility of double-spending Bitcoin, a user must notify the Bitcoin network of the transaction by broadcasting the transaction data to its network peers. The Bitcoin network provides confirmation against double-spending by memorializing every transaction in the Bitcoin blockchain, which is publicly accessible and transparent. This memorialization and verification against double-spending is accomplished through the Bitcoin network mining process, which adds “blocks” of data, including recent transaction information, to the Bitcoin blockchain.

Overview of Bitcoin Transfers

Prior to engaging in Bitcoin transactions directly on the Bitcoin network, a user generally must first install on its computer or mobile device a Bitcoin network software program that will allow the user to generate a private and public key pair associated with a Bitcoin address commonly referred to as a “wallet.” The Bitcoin network software program and the Bitcoin address also enable the user to connect to the Bitcoin network and transfer Bitcoin to, and receive Bitcoin from, other users.

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Each Bitcoin network address, or wallet, is associated with a unique “public key” and “private key” pair. To receive Bitcoin, the Bitcoin recipient must provide its public key to the party initiating the transfer. This activity is analogous to a recipient for a transaction in U.S. dollars providing a routing address in wire instructions to the payor so that cash may be wired to the recipient’s account. The payor approves the transfer to the address provided by the recipient by “signing” a transaction that consists of the recipient’s public key with the private key of the address from where the payor is transferring the Bitcoin. The recipient, however, does not make public or provide to the sender its related private key.

Neither the recipient nor the sender reveals their private keys in a transaction because the private key authorizes transfer of the funds in that address to other users. Therefore, if a user loses his private key, the user may permanently lose access to the Bitcoin contained in the associated address. Likewise, Bitcoin is irretrievably lost if the private key associated with them is deleted and no backup has been made. When sending Bitcoin, a user’s Bitcoin network software program must validate the transaction with the associated private key. The resulting digitally validated transaction is sent by the user’s Bitcoin network software program to the Bitcoin network to allow transaction confirmation.

Some Bitcoin transactions are conducted “off-blockchain” and are therefore not recorded in the Bitcoin blockchain. Some “off-blockchain transactions” involve the transfer of control over, or ownership of, a specific digital wallet holding Bitcoin or the reallocation of ownership of certain Bitcoin in a digital wallet containing assets owned by multiple persons, such as a digital wallet maintained by a digital assets platform. In contrast to on-blockchain transactions, which are publicly recorded on the Bitcoin blockchain, information and data regarding off-blockchain transactions are generally not publicly available. Therefore, off-blockchain transactions are not truly Bitcoin transactions in that they do not involve the transfer of transaction data on the Bitcoin network and do not reflect a movement of Bitcoin between addresses recorded in the Bitcoin blockchain. For these reasons, off-blockchain transactions are subject to risks as any such transfer of Bitcoin ownership is not protected by the protocol behind the Bitcoin network or recorded in, and validated through, the blockchain mechanism.

Summary of a Bitcoin Transaction

In a Bitcoin transaction directly on the Bitcoin network between two parties (as opposed to through an intermediary, such as a platform or a custodian), the following circumstances must initially be in place: (i) the party seeking to send Bitcoin must have a Bitcoin network public key, and the Bitcoin network must recognize that public key as having sufficient Bitcoin for the transaction; (ii) the receiving party must have a Bitcoin network public key; and (iii) the spending party must have internet access with which to send its spending transaction.

The receiving party must provide the spending party with its public key and allow the Bitcoin blockchain to record the sending of Bitcoin to that public key. After the provision of a recipient’s Bitcoin network public key, the spending party must enter the address into its Bitcoin network software program along with the number of Bitcoin to be sent. The number of Bitcoin to be sent will typically be agreed upon between the two parties based on a set number of Bitcoin or an agreed upon conversion of the value of fiat currency to Bitcoin. Since every computation on the Bitcoin network requires the payment of Bitcoin, including verification and memorialization of Bitcoin transfers, there is a transaction fee involved with the transfer, which is based on computation complexity and not on the value of the transfer and is paid by the payor with a fractional number of Bitcoin.

After the entry of the Bitcoin network address, the number of Bitcoin to be sent and the transaction fees, if any, to be paid, will be transmitted by the spending party. The transmission of the spending transaction results in the creation of a data packet by the spending party’s Bitcoin network software program, which is transmitted onto the decentralized Bitcoin network, resulting in the distribution of the information among the software programs of users across the Bitcoin network for eventual inclusion in the Bitcoin blockchain.

As discussed in greater detail below in “-Creation of a New Bitcoin,” Bitcoin network miners record transactions when they solve for and add blocks of information to the Bitcoin blockchain. When a miner solves for a block, it creates that block, which includes data relating to (i) the solution to the block, (ii) a reference to the prior block in the Bitcoin blockchain to which the new block is being added and (iii) transactions that have occurred but have not yet been added to the Bitcoin blockchain. The miner becomes aware of outstanding, unrecorded transactions through the data packet transmission and distribution discussed above.

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Upon the addition of a block included in the Bitcoin blockchain, the Bitcoin network software program of both the spending party and the receiving party will show confirmation of the transaction on the Bitcoin blockchain and reflect an adjustment to the Bitcoin balance in each party’s Bitcoin network public key, completing the Bitcoin transaction. Once a transaction is confirmed on the Bitcoin blockchain, it is irreversible.

Creation of a New Bitcoin

New Bitcoins are created through the mining process as discussed below.

The Bitcoin network is kept running by computers all over the world. In order to incentivize those who incur the computational costs of securing the network by validating transactions, there is a reward that is given to the computer that was able to create the latest block on the chain. Every 10 minutes, on average, a new block is added to the Bitcoin blockchain with the latest transactions processed by the network, and the computer that generated this block is currently awarded 6.25 Bitcoin. Due to the nature of the algorithm for block generation, this process (generating a “proof-of-work”) is random. Over time, rewards are expected to be proportionate to the computational power of each machine.

The process by which Bitcoin is “mined” results in new blocks being added to the Bitcoin blockchain and new Bitcoin tokens being issued to the miners. Computers on the Bitcoin network engage in a set of prescribed complex mathematical calculations in order to add a block to the Bitcoin blockchain and thereby confirm Bitcoin transactions included in that block’s data.

To begin mining, a user can download and run Bitcoin network mining software, which turns the user’s computer into a “node” on the Bitcoin network that validates blocks. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, as well as a record of the award of Bitcoin to the miner who added the new block. Each unique block can be solved and added to the Bitcoin blockchain by only one miner. Therefore, all individual miners and mining pools on the Bitcoin network are engaged in a competitive process of constantly increasing their computing power to improve their likelihood of solving for new blocks. As more miners join the Bitcoin network and its processing power increases, the Bitcoin network adjusts the complexity of the block-solving equation to maintain a predetermined pace of adding a new block to the Bitcoin blockchain approximately every ten minutes. A miner’s proposed block is added to the Bitcoin blockchain once a majority of the nodes on the Bitcoin network confirms the miner’s work. Miners that are successful in adding a block to the Bitcoin blockchain are automatically awarded Bitcoin for their effort and may also receive transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new Bitcoin enter into circulation to the public.

The Bitcoin network is designed in such a way that the reward for adding new blocks to the Bitcoin blockchain decreases over time. Once new Bitcoin tokens are no longer awarded for adding a new block, miners will only have transaction fees to incentivize them, and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.

Limits on Bitcoin Supply

Under the source code that governs the Bitcoin network, the supply of new Bitcoin is mathematically controlled so that the number of Bitcoin grows at a limited rate pursuant to a pre-set schedule. The number of Bitcoin awarded for solving a new block is automatically halved after every 210,000 blocks are added to the Bitcoin blockchain, approximately every 4 years. Currently, the fixed reward for solving a new block is 6.25 Bitcoin per block and this is expected to decrease by half to become 3.125 Bitcoin in approximately early 2024. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoin in existence will increase at a controlled rate until the number of Bitcoin in existence reaches the pre-determined 21 million Bitcoin. However, the 21 million supply cap could be changed in a hard fork. For further information, see “Risk Factors-Risk Factors Related to Digital Assets-A hard fork could change the source code to the Bitcoin network, including the 21 million Bitcoin supply cap.” As of December 31, 2023, approximately 19.6 million Bitcoins were outstanding and the date when the 21 million Bitcoin limitation will be reached is estimated to be the year 2140.

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Modifications to the Bitcoin Protocol

Bitcoin is an open source project with no official developer or group of developers that controls the Bitcoin network. However, the Bitcoin network’s development is overseen by a core group of developers. The core developers are able to access, and can alter, the Bitcoin network source code and, as a result, they are responsible for quasi-official releases of updates and other changes to the Bitcoin network’s source code. The release of updates to the Bitcoin network’s source code does not guarantee that the updates will be automatically adopted. Users and miners must accept any changes made to the Bitcoin source code by downloading the proposed modification of the Bitcoin network’s source code. A modification of the Bitcoin network’s source code is effective only with respect to the Bitcoin users and miners that download it. If a modification is accepted by only a percentage of users and miners, a division in the Bitcoin network will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.” See “Risk Factors-Risk Factors Related to Digital Assets- A temporary or permanent “fork” could adversely affect the value of the Shares. In addition, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency, including any forked or airdropped assets.” Consequently, as a practical matter, a modification to the source code becomes part of the Bitcoin network only if accepted by participants collectively having most of the processing power on the Bitcoin network. There have been several forks in the Bitcoin network, including but not limited to, forks resulting in the creation of Bitcoin Cash (August 1, 2017), Bitcoin Gold (October 24, 2017) and Bitcoin SegWit2X (December 28, 2017), among others.

Core development of the Bitcoin network source code has increasingly focused on modifications of the Bitcoin network protocol to increase speed and scalability and also allow for non-financial, next generation uses. For example, following the activation of Segregated Witness on the Bitcoin network, an alpha version of the Lightning Network was released. The Lightning Network is an open-source decentralized network that enables instant off-Bitcoin blockchain transfers of the ownership of Bitcoin without the need of a trusted third-party. The system utilizes bidirectional payment channels that consist of multi-signature addresses. One on-blockchain transaction is needed to open a channel and another on-blockchain transaction can close the channel. Once a channel is open, value can be transferred instantly between counterparties, who are engaging in real Bitcoin transactions without broadcasting them to the Bitcoin network. New transactions will replace previous transactions and the counterparties will store everything locally as long as the channel stays open to increase transaction throughput and reduce computational burden on the Bitcoin network. Other efforts include increased use of smart contracts and distributed registers built into, built atop or pegged alongside the Bitcoin blockchain. The Trust’s activities will not directly relate to such projects, though such projects may utilize Bitcoin as tokens for the facilitation of their non-financial uses, thereby potentially increasing demand for Bitcoin and the utility of the Bitcoin network as a whole. Conversely, projects that operate and are built within the Bitcoin blockchain may increase the data flow on the Bitcoin network and could either “bloat” the size of the Bitcoin blockchain or slow confirmation times. At this time, such projects remain in early stages and have not been materially integrated into the Bitcoin blockchain or the Bitcoin network.

Forms of Attack Against the Bitcoin Network

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the Bitcoin network contains certain flaws. For example, the Bitcoin network is currently vulnerable to a “51% attack” where, if a mining pool were to gain control of more than 50% of the hash rate for a digital asset, a malicious actor would be able to prevent new transactions from confirmation, and reverse new transactions that are completed while they are in control of the network, effectively enabling them to double-spend their Bitcoins.

In addition, many digital asset networks have been subjected to a number of denial of service attacks, which has led to temporary delays in block creation and in the transfer of Bitcoin. Any similar attacks on the Bitcoin network that impact the ability to transfer Bitcoin could have a material adverse effect on the price of Bitcoin and the value of the Shares.

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Market Participants

Miners

Miners are primarily professional mining operations that design and build dedicated machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing to solve blocks. When a pool solves a new block, the pool operator receives the Bitcoin and, after taking a nominal fee, splits the resulting reward among the pool participants based on the processing power each of them contributed to solve for such block. Mining pools provide participants with access to smaller, but steadier and more frequent, Bitcoin payouts.

Investment and Speculative Sector

This sector includes the investment and trading activities of both private and professional investors and speculators. Historically, larger financial services institutions are publicly reported to have limited involvement in investment and trading in digital assets, although the participation landscape is beginning to change.

Retail Sector

The retail sector includes users transacting in direct peer-to-peer Bitcoin transactions through the direct sending of Bitcoin over the Bitcoin network, as well as users accessing Bitcoin through digital asset platforms. The retail sector also includes transactions in which consumers pay for goods or services from commercial or service businesses through direct transactions or third-party service providers.

Service Sector

This sector includes companies that provide a variety of services including the buying, selling, payment processing and storing of Bitcoin. Bitstamp, Coinbase, Kraken and LMAX Digital are some of the larger Bitcoin trading platforms by volume traded. Coinbase Custody Trust Company, LLC, the Bitcoin Custodian for the Trust, is a digital asset custodian that provides custodial accounts that store Bitcoin for users. If the Bitcoin network grows in adoption, it is anticipated that service providers may expand the currently available range of services and that additional parties will enter the service sector for the Bitcoin network.

Competition

More than 10,000 other digital assets have been developed since the inception of Bitcoin, currently the most developed digital asset because of the length of time it has been in existence, the investment in the infrastructure that supports it, and the network of individuals and entities that are using Bitcoin in transactions. Some industry groups are also creating private, permissioned blockchain versions of digital assets. See ‘Risk Factors-Risk Factors Related to the Digital Asset Markets-Competition from the emergence or growth of other digital assets or methods of investing in Bitcoin could have a negative impact on the price of Bitcoin and adversely affect the value of the Shares.’

Government Oversight, Though Increasing, Remains Limited

As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, OCC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution regulators) have been examining the operations of digital asset networks, digital asset users and the digital asset platform markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges or other service-providers that hold digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in digital asset activity. However, no US federal or state agency exercises comprehensive supervisory jurisdiction over global or domestic markets for Bitcoin.

In addition, the SEC, U.S. state securities regulators and several foreign governments have issued warnings that certain digital assets or activities involving them, including, without limitation, those sold in ICOs, may be classified as securities and that both those digital assets and ICOs may be subject to securities regulations. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Shares or the ability of the Trust to continue to operate. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against virtual currency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from virtual currency activity. The U.S. Treasury Department has expressed concern regarding digital assets’ potential to be used to fund illicit activities and may seek to implement new regulations governing digital asset activities to address these concerns. See “Risk Factors-Risk Factors Related to the Regulation of the Trust and the Shares-Digital asset markets in the United States exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying Bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.”

Various foreign jurisdictions have, and may continue to, in the near future, adopt laws, regulations or directives that may affect the Bitcoin network, digital asset platforms, and their users, particularly digital asset platforms and service providers that fall within such jurisdictions’ regulatory scope. There remains significant uncertainty regarding foreign governments’ future actions with respect to the regulation of digital assets and digital asset platforms. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoin by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the Bitcoin economy in their jurisdictions or globally, or otherwise negatively affect the value of Bitcoin. The effect of any future regulatory change on the Trust or Bitcoin is impossible to predict, but such change could be substantial and adverse to the Trust and the value of the Shares.

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BUSINESS OF THE TRUST

The activities of the Trust are limited to (1) issuing Baskets in exchange for the cash deposited with the Cash Custodian as consideration, (2) selling or delivering Bitcoin as necessary to cover the Management Fee, Trust expenses not assumed by the Sponsor and other liabilities and (3) buying and selling Bitcoin through the Bitcoin Trading Counterparties or Prime Execution Agent, as applicable, in exchange for Baskets in connection with creation and redemption.

Trust Overview

The Trust is not actively managed. As a result, it will not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the market prices of Bitcoins. The investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the Index, less the Trust’s expenses and other liabilities. To date, the Trust has not met its investment objective.

The Shares are intended to constitute a cost-effective and convenient means of gaining investment exposure to Bitcoin. However, an investment in the Shares may operate and perform differently over time, and at any given time, than an investment directly in Bitcoin due to such factors as Trust fees and expenses, the quantity of Shares available for trading, and the relative liquidity, and differences in the markets trading Bitcoin from the markets trading the Shares (e.g., hours of operation, marketplace rules, clearance and settlement, market participants). Although the Shares will not be the exact equivalent of a direct investment in Bitcoin, they provide investors with an alternative that constitutes a relatively cost-effective way to participate in Bitcoin markets through the securities market. The Shares have been quoted on OTC Markets since February 12, 2021, and on OTCQX under the symbol “OBTC” since February 26, 2021, and to date have not met their investment objective.

Critical Accounting Estimates

Investment Transactions and Revenue Recognition

The Trust considers investment transactions to be the receipt of Bitcoin for Shares creations and the delivery of Bitcoin for Shares redemptions or for payment of expenses in Bitcoin. The Trust records its investment transactions on a trade date basis and changes in fair value are reflected as the net change in unrealized appreciation or depreciation on investments. Realized gains and losses are calculated using a first in first out method. Realized gains and losses are recognized in connection with transactions including settling obligations for the Management Fee and other expenses in Bitcoin.

Principal Market and Fair Value Determination

To determine which Bitcoin market will serve as the Trust’s principal market (or in the absence of a principal market, the most advantageous market) for purposes of calculating the Trust’s NAV, the Trust follows FASB ASC 820-10, which outlines the application of fair value accounting. ASC 820-10 determines fair value to be the price that would be received for Bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that Bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

The Trust purchases Bitcoin directly from various counterparties, such as [Galaxy Digital, Jane Street, and Cumberland DRW LLC], and does not itself transact in any Bitcoin markets. The purchase price of Bitcoin from our counterparties may vary significantly. The Trust looks to these counterparties when assessing entity-specific and market-based volume and the level of activity in the Bitcoin markets.

Effective November 3, 2023, the value of Bitcoin held by the Trust is determined based on the estimated fair market value price for Bitcoin, reflecting the execution price of Bitcoin on its principal market as determined by Lukka Inc., an independent third-party digital asset data company (“Lukka”). Lukka’s pricing methodology is designed in accordance with ASC 820-10, and its proprietary software dynamically designates principal market and derives fair value prices for financial reporting using this designation.

Lukka is designed to provide an estimated fair market value for Bitcoin, in a manner that aligns with U.S. GAAP and IFRS accounting guidelines regarding fair market value measurements. In this regard, Lukka seeks to identify a “principal market” for Bitcoin, by evaluating eligible Bitcoin exchanges across a variety of different criteria, including the exchanges’ oversight and governance frameworks, microstructure efficiency, trading volume, data transparency and data integrity. The Sponsor of the Trust decided to transition to Lukka’s pricing services based on Lukka’s feature that automates the selection of the principal market in accordance with ASC 820-10. This enables the Trust to switch the principal market in real-time, as opposed to the quarterly analysis performed by the Trust prior to November 3, 2023. Although the Trust has the discretion to change the principal market, the Trust does not expect to conduct quarterly analysis to determine the principal market going forward.

The cost basis of a Trust investment in Bitcoin recorded by the Trust for financial reporting purposes is the fair value of the Bitcoin at the time of contribution to the Trust. The Bitcoin cost basis recorded by the Trust may differ from the value of the proceeds collected by the Sponsor from the sale of the corresponding Shares to investors.

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Investment Company Considerations

The Trust is an investment company for GAAP purposes and follows accounting and reporting guidance in accordance with the FASB ASC Topic 946, Financial Services – Investment Companies. The Trust uses fair value as its method of accounting for Bitcoin in accordance with its classification as an investment company for accounting purposes. The Trust is not a registered investment company under the Investment Company Act of 1940. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates and these differences could be material.

Review of Financial Results

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this registration statement, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The following discussion may contain forward-looking statements based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Risk Factors” starting on page 15 of this registration statement.

Financial Highlights for the Three and Nine Months Ended September 30, 2024 and 2023

Net realized and unrealized gain on investment in Bitcoin for the three months ended September 30, 2024 was $6,818,462 which includes a realized gain of $220,092 on the transfer of Bitcoins to pay the Management Fee and other expenses and net change in unrealized appreciation on investment in Bitcoin of $6,598,370. Net realized and unrealized gain on investment in Bitcoin for the period was driven by Bitcoin price appreciation from $59,925.11 per Bitcoin as of June 30, 2024 to $63,464.76 per Bitcoin as of September 30, 2024. Net increase in net assets resulting from operations was $6,586,500 for the three months ended September 30, 2024, which consisted of the net realized and unrealized loss on investment in Bitcoin, less the Management Fee of $146,461 and other expenses of $85,501. Net assets increased to $123,269,248 at September 30, 2024, a 6% increase for the period. The increase in net assets resulted from the aforementioned Bitcoin price appreciation and the Trust’s expenses of $231,962 for the period.

Net realized and unrealized loss on investment in Bitcoin for the three months ended September 30, 2023 was $9,496,077 which includes a realized gain of $152,120 on the transfer of Bitcoins to pay the Management Fee and other expenses and net change in unrealized depreciation on investment in Bitcoin of $9,648,197. Net realized and unrealized loss on investment in Bitcoin for the period was driven by Bitcoin price depreciation from $30,361.94 per Bitcoin as of June 30, 2023 to $26,922.47 per Bitcoin as of September 30, 2023. Net decrease in net assets resulting from operations was $9,748,119 for the three months ended September 30, 2023, which consisted of the net realized and unrealized loss on investment in Bitcoin, less the Management Fee of $95,755 and other expenses of $156,287. Net assets decreased to $74,233,145 at September 30, 2023, a 12% decrease for the period. The decrease in net assets resulted from the aforementioned Bitcoin price depreciation and the Trust’s expenses of $252,042 for the period.

Net realized and unrealized gain on investment in Bitcoin for the nine months ended September 30, 2024, was $62,902,760 which includes a realized gain of $52,283,046 on the transfer of Bitcoins to pay capital redemption, the Management Fee and other expenses and net change in unrealized appreciation on investment in Bitcoin of $10,619,714. Net realized and unrealized gain on investment in Bitcoin for the period was driven by Bitcoin price appreciation from $42,014.39 per Bitcoin as of December 31, 2023, to $63,464.76 per Bitcoin as of September 30, 2024. Net increase in net assets resulting from operations was $61,862,302, for the nine months ended September 30, 2024, which consisted of the net realized and unrealized gain on investment in Bitcoin, less the Management Fee of $478,722 and other expenses of $561,736. Net assets increased to $123,269,248 at September 30, 2024, a 7% increase for the period. The increase in net assets resulted from the aforementioned Bitcoin price appreciation which was partially offset by the capital redemption of $54,057,318 and the Trust’s expenses of $1,040,458 for the period.

Net realized and unrealized gain on investment in Bitcoin for the nine months ended September 30, 2023, was $28,934,417 which includes a realized gain of $796,766 on the transfer of Bitcoins to pay the Management Fee and other expenses and net change in unrealized appreciation on investment in Bitcoin of $28,137,651. Net realized and unrealized gain on investment in Bitcoin for the period was driven by Bitcoin price appreciation from $16,561.21 per Bitcoin as of December 31, 2022, to $26,922.47 per Bitcoin as of September 30, 2023. Net increase in net assets resulting from operations was $28,218,365, for the nine months ended September 30, 2023, which consisted of the net realized and unrealized gain on investment in Bitcoin, less the Management Fee of $266,946 and other expenses of $449,106. Net assets increased to $74,233,145 at September 30, 2023, a 61% increase for the period. The increase in net assets resulted from the aforementioned Bitcoin price appreciation which was partially offset by the Trust’s expenses of $716,052 for the period.

Financial Highlights for Year Ended December 31, 2023 and 2022

Net realized and unrealized gain on investment in Bitcoin for the year ended December 31, 2023 was $70,485,180, which includes a realized gain of $1,039,910 on the transfer of Bitcoins to pay the Management Fee and other expenses and net change in unrealized appreciation on investment in Bitcoin of $69,445,270. Net realized and unrealized gain on investment in Bitcoin for the year was driven by Bitcoin price appreciation from $16,561.21 per Bitcoin as of December 31, 2022 to $42,014.39 per Bitcoin as of December 31, 2023. Net increase in net assets resulting from operations was $69,449,484 for the year ended December 31, 2023, which consisted of the net realized and unrealized gain on investment in Bitcoin, the Management Fee of $390,023 and other expenses of $645,673. Net assets increased to $115,464,264 for the year ended December 31, 2023, a 151% increase for the year. The increase in net assets resulted from the aforementioned Bitcoin price appreciation, and Trust’s expenses of $1,035,696 for the year.

Net realized and unrealized loss on investment in Bitcoin for the year ended December 31, 2022 was $82,539,061, which includes a realized gain of $834,003 on the transfer of Bitcoins to pay the Management Fee and other expenses and net change in unrealized depreciation on investment in Bitcoin of $83,373,064. Net realized and unrealized loss on investment in Bitcoin for the year was driven by Bitcoin price depreciation from $45,867.86 per Bitcoin as of December 31, 2021 to $16,561.21 per Bitcoin as of December 31, 2022. Net decrease in net assets resulting from operations was $83,658,388 for the year ended December 31, 2022, which consisted of the net realized and unrealized loss on investment in Bitcoin, the Management Fee of $388,890 and other expenses of $730,437. Net assets decreased to $46,014,780 for the year ended December 31, 2022, a 65% decrease for the year. The decrease in net assets resulted from the aforementioned Bitcoin price depreciation, and Trust’s expenses of $1,119,327 for the year.

Cash Resources and Liquidity

When selling Bitcoins to pay expenses, the Sponsor endeavors to sell the exact number of Bitcoins needed to pay expenses in order to minimize the Trust’s holdings of assets other than Bitcoin. As a consequence, the Sponsor expects that the Trust will not record any cash flow from its operations and that its cash balance will be zero at the end of each reporting period. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no relationship to identifiable market forces, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand.

In exchange for the Management Fee, the Sponsor has agreed to bear the routine operational, administrative and other ordinary fees and expenses incurred by the Trust. The Trust is not aware of any trends, demands, conditions or events that are reasonably likely to result in material changes to its liquidity needs.

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Historical Digital Asset Holdings and Bitcoin Prices

As movements in the price of Bitcoins will directly affect the price of the Shares, investors should understand recent movements in the price of Bitcoin. Investors, however, should also be aware that past movements in the Bitcoin price are not indicators of future movements. Movements may be influenced by various factors, including, but not limited to, government regulation, security breaches experienced by service providers, as well as political and economic uncertainties around the world.

The following chart illustrates the movements in the NAV and the Bitcoin Market Price (referred to in the chart as “Market Price”) from the beginning of the Trust’s operations on January 3, 2019, to September 30, 2024.

The table below illustrates the movements in the Bitcoin Market Price since the beginning of the Trust’s operations on January 3, 2019. From the beginning of the Trust’s operations to September 30, 2024, the Bitcoin Market Price has ranged from $3,358.67 to $73,517.19, with the straight average being $29,221.29. The Sponsor has not observed a material difference between the Bitcoin Market Price and average prices from the constituent Bitcoin exchanges individually or as a group.

Secondary Market Trading

The Trust’s Shares have been quoted on OTC Markets since February 12, 2021, and on OTCQX since February 26, 2021 under the symbol “OBTC.” The price of the Shares as quoted on OTCQX (and OTC Markets) has varied significantly from the NAV per Share. From February 12, 2021, to September 30, 2024 the maximum premium of the closing price of the Shares quoted on OTCQX (and OTC Markets) over the value of the Trust’s NAV per Share was approximately 240% and the average daily discount since the Shares were first traded on OTC Markets on February 12, 2021, was approximately 13%. As of September 30, 2024, the Trust’s Shares were quoted on OTCQX at a discount of approximately 1% to the Trust’s NAV per Share.

The historical premium of the closing price of the Shares quoted on OTCQX and OTC Markets as compared with the NAV per Share has varied, from a high of 240% on February 16, 2021, (closing price $56.39 per Share on OTCQX (and OTC Markets) and NAV per Share $16.58) to a low (i.e., discount) of 46% on November 18, 2022, (closing price $3.10 per Share on OTCQX (and OTC Markets) and NAV per Share $5.56). The historical premiums and discounts at times reflect a material deviation from the Bitcoin Market Price.

The following table sets out the range of high and low closing prices for the Units as reported by OTCQX, the Trust’s NAV per Unit and the Trust’s Bitcoin Holdings per Unit for the period from February 12, 2021 to September 30, 2024. As of September 30, 2024, the Trust’s Bitcoin Holdings per Unit was 0.00033.

High		Low
OTC Markets	NAV per Unit	OTC Markets	NAV per Unit

2/16/2021	11/9/2021	11/18/2022	11/21/2022
$56.39	$22.86	$3.00	$5.28

Trust Objective

The investment objective of the Trust, which is a passive investment vehicle, is for the Shares to reflect the performance of Bitcoin as measured by reference to Coin Metrics CMBI Bitcoin Index (the “Index”) provided by Coin Metrics Inc. (the “Index Provider”), less the Trust’s expenses and other liabilities. The Shares have been quoted on OTC Markets since February 12, 2021, and on OTCQX under the symbol “OBTC” since February 26, 2021, and to date have not met their investment objective.

While an investment in the Shares is not a direct investment in Bitcoin, the Shares are intended to constitute a cost-effective and convenient means of gaining investment exposure to Bitcoin. The logistics of accepting, transferring and safekeeping of Bitcoin are dealt with by the Sponsor and the Bitcoin Custodian, and the related expenses are built into the price of the Shares. Therefore, Shareholders do not have additional tasks or costs over and above those generally associated with investing in any other privately placed security. However, an investment in the Shares may operate and perform differently over time, or at any specific point in time, than an investment directly in Bitcoin due to such factors as Trust fees and expenses, the quantity of Shares available for trading, the relative liquidity of the Shares and differences in the markets trading Bitcoin and Shares (e.g., hours of operation, marketplace rules, clearance and settlement and market participants).

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Competition

The Trust and the Sponsor face competition with respect to the creation of competing exchange-traded Bitcoin products. There can be no assurance that the Trust will achieve initial market acceptance and scale due to competition.

Listing Exchange Trading

While the Trust seeks to reflect generally the performance of the price of Bitcoin before the payment of the Trust’s expenses and liabilities, Shares may trade at, above or below their NAV. The NAV will fluctuate with changes in the market value of the Trust’s assets. The trading prices of Shares will fluctuate in accordance with changes in their NAV as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the major Bitcoin markets and the Listing Exchange. While the Shares will trade on the Listing Exchange until 4:00 p.m. New York time, liquidity in the market for Bitcoin may be reduced, negatively affecting the trading volume; alternatively, developments in Bitcoin markets (which operate around the clock), including the price volatility, declines in trading volumes, and the closing of Bitcoin trading platforms due to fraud, failures, security breaches or otherwise that occur outside of the Listing Exchange’s trading hours will not be reflected in trading prices of the Shares until trading on the Listing Exchange opens. As a result, during this time, trading spreads, and the resulting premium or discount, on Shares may widen. However, given that Baskets can be created and redeemed in exchange for the underlying amount of Bitcoin, and that the Trust will utilize a Basket of [______] shares which would equate to $1 million (assuming an initial NAV of $25 per share compared to the average daily trading volume of Bitcoin in excess of $1 billion), the Sponsor believes that the Basket size of [______] shares will enable Authorized Participants and Bitcoin Trading Counterparties to manage inventory and facilitate an effective arbitrage mechanism for the Trust. The Sponsor believes that the arbitrage opportunities may provide a mechanism to mitigate the effect of such premium or discount.

The Trust is not registered as an investment company for purposes of U.S. federal securities laws, and is not subject to regulation by the SEC as an investment company. Consequently, the owners of Shares do not have the regulatory protections provided to investors in registered investment companies. For example, the provisions of the Investment Company Act that limit transactions with affiliates, prohibit the suspension of redemptions (except under certain limited circumstances) or limit sales loads, among others, do not apply to the Trust. The Sponsor is not registered with the SEC as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust. Consequently, the owners of Shares do not have the regulatory protections provided to advisory clients of SEC-registered investment advisers.

The Trust does not hold or trade in commodity futures contracts or any other instruments regulated by the Commodity Exchange Act as administered by the CFTC. Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act. Consequently, the Trustee and the Sponsor are not subject to registration as commodity pool operators or commodity trading advisors with respect to the Trust. The owners of Shares do not receive the Commodity Exchange Act disclosure document and certified annual report required to be delivered by the registered commodity pool operator with respect to a commodity pool, and the owners of Shares do not have the regulatory protections provided to investors in commodity pools operated by registered commodity pool operators.

Valuation of Bitcoin and Determination of NAV

To determine which Bitcoin market will serve as the Trust’s principal market (or in the absence of a principal market, the most advantageous market) for purposes of calculating the Trust’s NAV, the Trust follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10, which outlines the application of fair value accounting. ASC 820-10 determines fair value to be the price that would be received for Bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that Bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

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The Trust purchases Bitcoin directly from various counterparties, such as [Galaxy Digital, Jane Street, and Cumberland DRW LLC], and does not itself transact in any Bitcoin markets. The purchase price of Bitcoin from our counterparties may vary significantly. The Trust looks to these counterparties when assessing entity-specific and market-based volume and the level of activity in the Bitcoin markets. The Trust utilizes the Bitcoin Market Price to determine the value of Bitcoin at any given time and to determine the Trust’s NAV.

The Sponsor has the exclusive authority to determine the Trust’s NAV. The Sponsor has delegated to the Trust Administrator the responsibility to calculate the net asset value of the Trust and the NAV. Upon commencement of the offering, the value of Bitcoin held by the Trust is determined based on the estimated fair market value price for Bitcoin, reflecting the execution price of Bitcoin on its principal market as determined by Lukka.

Lukka’s pricing methodology is designed in accordance with ASC 820-10, and its proprietary software dynamically designates principal market and derives fair value prices for financial reporting using this designation. Lukka is designed to provide an estimated fair market value for Bitcoin, in a manner that aligns with U.S. GAAP and IFRS accounting guidelines regarding fair market value measurements. In this regard, Lukka seeks to identify a “principal market” for Bitcoin, by evaluating eligible Bitcoin exchanges across a variety of different criteria, including the exchanges’ oversight and governance frameworks, microstructure efficiency, trading volume, data transparency and data integrity. The Sponsor of the Trust decided to transition to Lukka’s pricing services based on Lukka’s feature that automates the selection of the principal market in accordance with ASC 820-10. This enables the Trust to switch the principal market in real-time, as opposed to the quarterly analysis performed by the Trust prior to November 3, 2023. Although the Trust has the discretion to change the principal market, the Trust does not expect to conduct quarterly analysis to determine the principal market going forward.

The NAV is calculated on each business day and is equal to the aggregate value of the Trust’s assets less its liabilities (which include accrued but unpaid fees and expenses, both estimated and finally determined), based on the Bitcoin Market Price. In calculating the value of the Bitcoin held by the Trust on any business day, the Trust Administrator will use the Bitcoin Market Price as determined once a day in accordance with ASC 820. The Trust Administrator will also calculate the NAV per Share of the Trust daily. The Trust considers 4:00 p.m. New York time as a cut off for the end of day reporting.

Fair value pricing may require subjective determinations about the value of an asset or liability. Fair values determined as described herein may differ from quoted or published prices, or from prices that are used by others, for Bitcoin.

It is possible that the fair value determined for an investment may be materially different than the value that could be realized upon the sale of such investment. Information that becomes known to the Trust or its agents after the NAV has been calculated on a particular day will not be used to retroactively adjust the price of an investment or the NAV determined earlier that day.

In order to provide updated information relating to the Trust for use by Shareholders, the Trust intends to publish an intraday indicative value per Share (“IIV”) using Lukka. One or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Listing Exchange or a third-party financial data provider during the Listing Exchange’s regular market session of 9:30 a.m. to 4:00 p.m. New York time (the “Regular Market Session”). The IIV will be calculated by using the prior day’s closing NAV as a base and updating that value during the Regular Market Session to reflect changes in the value of the Trust’s NAV during the trading day.

The IIV’s dissemination during the Regular Market Session should not be viewed as an actual real time update of the NAV, which will be calculated only once at the end of each trading day. The IIV will be widely disseminated every 15 seconds during the Regular Market Session by one or more major market data vendors. In addition, the IIV will be available through online information services.

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Trust Expenses

Upon commencement of this offering, the Trust’s only ordinary recurring expenses is expected to be the Management Fee. The Management Fee will accrue daily at an annual rate of 0.49% of the NAV and will be paid on a monthly basis, and the Management Fee will be payable at the Sponsor’s sole discretion, in Bitcoins or U.S. dollars and valued at the Bitcoin Market Price in effect for such Bitcoin at the time of such payment. As partial consideration for its receipt of the Management Fee, the Sponsor will bear the Assumed Expenses; provided, however, that the Trust shall remain responsible for any Extraordinary Expenses. The Sponsor will also pay the costs of the Trust’s organization and the initial sale of the Shares. There is no cap on the amount of these Sponsor paid expenses.

As discussed in greater detail below, if the Trust holds any IR Virtual Currency, the Trust may pay the Management Fee, in whole or in part, with such IR Virtual Currency by entering into an agreement with the Sponsor and transferring such IR Virtual Currency to the Sponsor at a value to be determined in accordance with the terms of such agreement, but only if such agreement and transfer do not conflict with the terms of the Trust Agreement.

Historically, the Trust’s only ordinary recurring expenses were the Management Fee, index license fees and fees of the Bitcoin Custodian. The Trust was also responsible for the Excluded Expenses, as well as the Extraordinary Expenses. Historically, the Trust paid the Sponsor the Management Fee equal to an annualized 0.49% of the average daily NAV of the Trust for each year, in exchange for the Sponsor bearing the Assumed Expenses.

If the Trust incurs any Extraordinary Expenses, the Sponsor or its delegate (i) would instruct the Bitcoin Custodian to withdraw from the Bitcoin Account, on a monthly basis as needed, Bitcoins, IR Virtual Currency in such quantity as necessary to permit payment of such Extraordinary Expenses, and (ii) may either (x) cause the Trust (or its delegate) to convert such Bitcoins or IR Virtual Currency into U.S. dollars or other fiat currencies at the exchange rate at the time of conversion or (y) cause the Trust (or its delegate) to deliver such Bitcoins or IR Virtual Currency in kind in satisfaction of such Extraordinary Expenses.

The Trust may use IR Virtual Currency to pay the Management Fee or Extraordinary Expenses only if doing so does not conflict with the terms of the Trust Agreement. The Trust currently expects that the value of any such IR Virtual Currency would be determined by reference to the Trust’s selected principal market. Pursuant to the Trust Agreement, the Trust, through the Sponsor, has general discretion to determine the principal market for purposes of valuing any such IR Virtual Currency in the same manner in which the Trust determines its principal market for purposes of calculating the Trust’s NAV. See “Business of the Trust—Critical Accounting Estimates—Principal Market and Fair Value Determination.” If the Trust pays the Management Fees or Extraordinary Expenses, in whole or in part, in IR Virtual Currency, the amount of Bitcoins that would otherwise have been used to satisfy such payment will be correspondingly reduced. The number of Bitcoins represented by a Share will decline each time the Trust pays the Management Fee or any Extraordinary Expenses by transferring or selling Bitcoins. See “Expenses—Sales of Bitcoins.”

The quantity of Bitcoins or IR Virtual Currency to be delivered to the Sponsor or other relevant payee in payment of the Management Fee or any Extraordinary Expenses, or sold to permit payment of the Management Fee or Extraordinary Expenses, will vary from time to time depending on the level of the Trust’s expenses and the value of Bitcoins and IR Virtual Currency held by the Trust. See “Activities of the Trust—Trust Expenses.” Assuming that the Trust is a grantor trust for U.S. federal income tax purposes, each delivery or sale of Bitcoins and IR Virtual Currency by the Trust for the payment of expenses will be a taxable event to Shareholders. See “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders.”

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Intraday Indicative Value

To provide updated information relating to the Trust for use by Shareholders, the Trust intends to publish an IIV using Lukka. One or more major market data vendors will provide an IIV updated every 15 seconds, as calculated by the Listing Exchange or a third-party financial data provider during the Regular Market Session. The IIV will be calculated by using the prior day’s closing NAV as a base and updating that value during the Regular Market Session to reflect changes in the value of the Trust’s NAV during the trading day.

The IIV’s dissemination during the Regular Market Session should not be viewed as an actual real time update of the NAV, which will be calculated only once at the end of each trading day. The IIV will be widely disseminated every 15 seconds during the Regular Market Session by one or more major market data vendors. In addition, the IIV will be available through online information services.

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DESCRIPTION OF THE SHARES AND THE TRUST DOCUMENTS

General

The Trust is authorized under the Trust Agreement to create and issue an unlimited number of Shares. Shares will be issued only in Baskets (a Basket equals a block of [    ] Shares) and only upon the order of an Authorized Participant. The Shares represent common units of fractional undivided beneficial interest in and ownership of the Trust and have no par value.

Recent Sales of Unregistered Shares

The Trust commenced an offering pursuant to Rule 504 of Regulation D under the Securities Act (“Rule 504 Offering”) on June 1, 2020, which terminated on August 12, 2020. In the Rule 504 Offering, the Trust sold 38,546 Shares to investors residing in Connecticut and New York. Purchasers in the Rule 504 Offering included non-Accredited Investors.

On November 12, 2020, the Trust began an offering of an unlimited number of Shares pursuant to Rule 506(c) under the Securities Act (the “November 2020 Offering”). A total of 4,206,224 Shares were sold in the November 2020 Offering. Effective November 1, 2021, the Trust suspended the November 2020 Offering under Rule 506(c) under the Securities Act.

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A Shareholder will not have the statutory rights normally associated with the ownership of Shares of a corporation. Each Share is transferable (except to the extent restricted under the Securities Act), is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. For example, Shareholders do not have the right to elect directors and will not receive dividends. The Shares do not entitle their holders to any conversion or preemptive rights or, except as discussed below, any redemption rights or rights to distributions.

Voting and Approvals

The Shareholders take no part in the management or control of the Trust. Under the Trust Agreement, Shareholders have limited voting rights. However, no amendments to the Trust Agreement that materially adversely affect the interests of Shareholders may be made without the vote of at least a majority (over 50%) of the Shares (not including any Shares held by the Sponsor or its affiliates). The Sponsor may generally make any other amendments to the Trust Agreement in its sole discretion without Shareholders’ consent.

Distributions

Pursuant to the terms of the Trust Agreement, the Trust may make distributions on its Shares in cash or in Shares, with such frequency as the Sponsor may determine.

The Shares are offered by the Trust and the Sponsor and its officers, in reliance upon the exemption from broker registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934. Currently, the Trust does not expect to use underwriters, finders or other intermediaries to offer or sell Shares, but it may choose to do so, and in any such case pay the fees of such intermediaries itself or pass some or all of such fees on to purchasers (in which case the Trust will make advanced disclosure of such fee arrangements to such purchasers).

In addition, if the Trust is terminated and liquidated, the Sponsor will distribute to the Sharetholders any amounts of the cash proceeds (or Bitcoin) of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine. Shareholders of record on the record date fixed by the Transfer Agent for a distribution will be entitled to receive their pro rata portions of any distribution.

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Book-Entry Form

Shares of the Trust are held in book-entry form by the Transfer Agent. Transfers will be made in accordance with standard securities industry practice. The Sponsor or its delegate shall direct the Transfer Agent to credit or debit the number of creation Baskets or redemption Baskets to the account of the applicable Participant and (ii) issue or cancel creation Baskets or redemption Baskets, as applicable, at the direction of the Sponsor or its delegate. The Transfer Agent shall issue or cancel each Purchaser’s Shares, as applicable.

Share Splits

In its discretion, the Sponsor may direct the Transfer Agent to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Basket. For example, if the Sponsor believes that the per Share price in the secondary market for Shares has risen or fallen outside a desirable trading price range, it may declare such a split or reverse split.

Description of the Trust Agreement

The following is a description of the material terms of the Trust Agreement. The Trust Agreement establishes the roles, rights and duties of the Sponsor and the Trustee.

The Sponsor

Liability of the Sponsor and Indemnification

The Sponsor and its affiliates (each, a “Covered Person”) will not be liable to the Trust or any Shareholder for any action taken, or for refraining from taking any action in good faith, having determined that such course of conduct was in the best interests of the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own willful misconduct, bad faith or gross negligence in the performance of its duties.

Each Covered Person will be indemnified by the Trust and held harmless against any loss, judgment, liability, expense incurred or amount paid in settlement of any claim sustained by it in connection with the Covered Person’s activities for the Trust, without fraud, gross negligence, bad faith, willful misconduct or a material breach of the Trust Agreement on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, any subscription agreement) or any actions taken in accordance with the provisions of the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action that it may deem necessary or desirable in respect of the Trust Agreement and the interests of the Shareholders and, in such event, the legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

Fiduciary and Regulatory Duties of the Sponsor

The Sponsor is not effectively subject to the duties and restrictions imposed on “fiduciaries” under both statutory and common law. Rather, the general fiduciary duties that would apply to the Sponsor are defined and limited in scope by the Trust Agreement.

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Under Delaware law, a Shareholder may bring a derivative action if the Shareholder is a Shareholder at the time the action is brought and either (i) was a Shareholder at the time of the transaction at issue or (ii) acquired the status of Shareholder by operation of law or the Trust’s governing instrument from a person who was a Shareholder at the time of the transaction at issue. Additionally, Section 3816(e) of the Delaware Statutory Trust Act specifically provides that “a beneficial owner’s right to bring a derivative action may be subject to such additional standards and restrictions, if any, as are set forth in the governing instrument of the statutory trust, including, without limitation, the requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.” The Trust Agreement provides that in addition to any other requirements of applicable law, no Shareholder shall have the right, power or authority to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust unless two or more Shareholders who (i) are not affiliates of one another and (ii) collectively hold at least 10% of the outstanding Shares join in the bringing or maintaining of such action, suit or other proceeding.

This provision does not apply to derivative actions brought in the name of the Trust under the federal securities laws and the rules and regulations thereunder. The Sponsor is not aware of any reason to believe that Section 7.4 of the Trust Agreement is not enforceable under state or federal law. Although the Court of Chancery of Delaware has stated that “[t]he DSTA is enabling in nature and, as such, permits a trust through its declarations of trust to delineate additional standards and requirements with which a stockholder-plaintiff must comply to proceed derivatively in the name of the trust.” Hartsel v. Vanguard Group., Inc., Del. Ch. June 15, 2011, there is limited case law addressing the enforceability of provisions similar to Section 7.4. As such, it is possible that this provision would not be enforced by a court in another jurisdiction or under other circumstances.

Beneficial owners may have the right, subject to certain legal requirements, to bring class actions in federal court to enforce their rights under the federal securities laws and the rules and regulations promulgated thereunder by the SEC. Beneficial owners who have suffered losses in connection with the purchase or sale of their beneficial interests may be able to recover such losses from the Sponsor where the losses result from a violation by the Sponsor of the anti-fraud provisions of the federal securities laws.

Actions Taken to Protect the Trust

The Sponsor may, in its own discretion, prosecute, defend, settle or compromise actions or claims at law or in equity that it considers necessary or proper to protect the Trust or the interests of the Shareholders. The expenses incurred by the Sponsor in connection therewith (including the fees and disbursements of legal counsel) will be expenses of the Trust and are deemed to be Extraordinary Expenses. The Sponsor will be entitled to be reimbursed for the Extraordinary Expenses.

Successor Sponsors

If the Sponsor is adjudged bankrupt or insolvent, the Sponsor may terminate and liquidate the Trust and distribute its remaining assets in the Sponsor’s capacity as liquidating trustee.

The Trustee

The Trustee is a fiduciary under the Trust Agreement and must satisfy the requirements of Section 3807 of the Delaware Trust Statute. However, the fiduciary duties, responsibilities and liabilities of the Trustee are limited by, and are only those specifically set forth in, the Trust Agreement.

Limitation on Trustee’s Liability

Under the Trust Agreement, the Sponsor has exclusive control of the management of all aspects of the activities of the Trust and the Trustee has only nominal duties and liabilities to the Trust. The Trustee is appointed to serve as the trustee for the sole purpose of satisfying Section 3807(a) of the Delaware Statutory Trust Act (the “DSTA”), which requires that the Trust have at least one trustee with a principal place of business in the State of Delaware. The duties of the Trustee are limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute under the DSTA.

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To the extent the Trustee has duties (including fiduciary duties) and liabilities to the Trust or the Shareholders under the DSTA, such duties and liabilities will be replaced by the duties and liabilities of the Trustee expressly set forth in the Trust Agreement. The Trustee will have no obligation to supervise, nor will it be liable for, the acts or omissions of the Sponsor, Custodian or any other person. Neither the Trustee, either in its capacity as trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer, director, officer or controlling person of the issuer of Shares. The Trustee’s liability is limited solely to the express obligations of the Trustee as set forth in the Trust Agreement.

Under the Trust Agreement, the Sponsor has the exclusive management, authority and control of all aspects of the activities of the Trust. The Trustee has no duty or liability to supervise or monitor the performance of the Sponsor, nor does the Trustee have any liability for the acts or omissions of the Sponsor. The existence of a trustee should not be taken as an indication of any additional level of management or supervision over the Trust. The Trust Agreement provides that the management authority with respect to the Trust is vested directly in the Sponsor. The Trust Agreement provides that the Trustee is not responsible or liable for the genuineness, enforceability, collectability, value, sufficiency, location or existence of any of the Bitcoin or other assets of the Trust.

Possible Repayment of Distributions Received by Shareholders; Indemnification by Shareholders

The Shares are limited liability investments. Investors may not lose more than the amount that they invest plus any profits recognized on their investment. Although it is unlikely, the Sponsor may, from time to time, make distributions to the Shareholders. However, Shareholders could be required, as a matter of bankruptcy law, to return to the estate of the Trust any distribution they received at a time when the Trust was in fact insolvent or in violation of its Trust Agreement. In addition, the Trust Agreement provides that Shareholders will indemnify the Trust for any harm suffered by it as a result of Shareholders’ actions unrelated to the activities of the Trust.

The foregoing repayment of distributions and indemnity provisions (other than the provision for Shareholders indemnifying the Trust for taxes imposed upon it by a state, local or foreign taxing authority, which is included only as a formality due to the fact that many states do not have statutory trust statutes, and therefore the tax status of the Trust in such states might, theoretically, be challenged) are commonplace in statutory trusts and limited partnerships.

Indemnification of the Trustee

The Trustee and any of the officers, directors, employees and agents of the Trustee shall be indemnified by the Trust as primary obligor and held harmless against any loss, damage, liability, claim, action, suit, cost, expense, disbursement (including the reasonable fees and expenses of counsel), tax or penalty of any kind and nature whatsoever, arising out of, imposed upon or asserted at any time against such indemnified person in connection with the performance of its obligations under the Trust Agreement, the creation, operation or termination of the Trust or the transactions contemplated therein; provided, however, that neither shall the Trust be required to indemnify any such indemnified person for any such expenses which are a result of the willful misconduct, bad faith or gross negligence of such indemnified person.

Holding of Trust Property

The Trust will hold and record the ownership of the Trust’s assets in a manner such that it will be owned for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, the Trust Agreement. Other than issuance of the Shares, the Trust will not create, incur or assume any indebtedness or borrow money from or loan money to any person. The Trustee may not commingle its assets with those of any other person.

The Trustee may employ agents, attorneys, accountants, auditors and nominees and will not be answerable for the conduct or misconduct of any such custodians, agents, attorneys or nominees if such custodians, agents, attorney and nominees have been selected with reasonable care.

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Resignation, Discharge or Removal of Trustee; Successor Trustees

The Trustee may resign as Trustee by written notice of its election to do so, delivered to the Sponsor with at least 60 days’ notice. The Sponsor may remove the Trustee in its discretion. If the Trustee resigns or is removed, the Sponsor, acting on behalf of the Shareholders, shall appoint a successor trustee. The successor Trustee will become fully vested with all of the rights, powers, duties and obligations of the outgoing Trustee.

Amendments to the Trust Agreement

The Sponsor may amend the Trust Agreement without the consent of any Shareholder if the amendment does not adversely affect the interests of the Shareholders or affect the allocation of profits and losses among the Shareholders or between the Shareholders and the Sponsor. Any amendment that adversely affects the rights of Shareholders, dissolves the Trust or makes any material change to the Trust’s basic investment policies or structure must be approved by the affirmative vote of Shareholders owning at least 50% of the outstanding Shares.

Termination of the Trust

The Trust will dissolve if any of the following events occur:

●	a U.S. federal or state regulator requires the Trust to shut down or forces the Trust to liquidate its Bitcoin or seizes, impounds or otherwise restricts access to Trust assets;

●	the Trust is determined to be a “money services business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act and is required to comply with certain FinCEN regulations thereunder, and the Sponsor has made the determination that dissolution of the Trust is advisable;

●	the Trust is required to obtain a license or make a registration under any state law regulating money transmitters, money services businesses, providers of prepaid or stored value, virtual currency businesses or similar entities, and the Sponsor has made the determination that dissolution of the Trust is advisable;

●	any ongoing event exists that either prevents the Trust from making or makes impractical the Trust’s reasonable efforts to make a fair determination of the Bitcoin Market Price;

●	any ongoing event exists that either prevents the Trust from converting or makes impractical the Trust’s reasonable efforts to convert Bitcoin to U.S. dollars;

●	the filing of a certificate of dissolution or revocation of the Sponsor’s charter (and the expiration of 90 days after the date of notice to the Sponsor of revocation without a reinstatement of its charter) or upon the withdrawal, removal, adjudication or admission of bankruptcy or insolvency of the Sponsor, or an event of withdrawal (each of the foregoing events an “Event of Withdrawal”) unless at the time there is at least one remaining Sponsor; or

●	the Bitcoin Custodian resigns or is removed without replacement.

The Sponsor may, in its sole discretion, dissolve the Trust if any of the following events occur:

●	the SEC determines that the Trust is an investment company required to be registered under the Investment Company Act;

●	the CFTC determines that the Trust is a commodity pool under the Commodity Exchange Act;

●	the Trust becomes insolvent or bankrupt;

●	all of the Trust’s assets are sold;

●	the determination of the Sponsor that the aggregate net assets of the Trust in relation to the operating expenses of the Trust make it unreasonable or imprudent to continue the activities of the Trust;

●	the Sponsor receives notice from the IRS or from counsel for the Trust or the Sponsor that the Trust fails to qualify for treatment, or will not be treated, as a grantor trust under the Internal Revenue Code of 1986, as amended; or

●	if the Trustee notifies the Sponsor of the Trustee’s election to resign and the Sponsor does not appoint a successor trustee within 60 days, the Trust will dissolve.

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The death, legal disability, bankruptcy, insolvency, dissolution, or withdrawal of any Shareholder (as long as such Shareholder is not the sole Shareholder of the Trust) shall not result in the termination of the Trust, and such Shareholder, his/her estate, custodian or personal representative shall have no right to withdraw or value such Shareholder’s Shares. Each Shareholder (and any assignee thereof) expressly agrees that in the event of his death, he waives on behalf of himself and his estate, and he/she directs the legal representative of his estate and any person interested therein to waive the furnishing of any inventory, accounting or appraisal of the assets of the Trust and any right to an audit or examination of the books of the Trust, except for such rights as are set forth in Article VIII of the Trust Agreement relating to the books of account and reports of the Trust.

Upon dissolution of the Trust and surrender of Shares by the Shareholders, Shareholders will receive a distribution in U.S. dollars after the Sponsor has paid or made provision for the Trust’s obligations.

Governing Law

The Trust Agreement and the rights of the Sponsor, Trustee, and Shareholders under the Trust Agreement are governed by the laws of the State of Delaware.

Description of the Custodian Agreement

The Custodian Agreement establishes the rights and responsibilities of the Bitcoin Custodian, Sponsor, and the Trust with respect to the digital assets in the Custodial Account (each as defined therein), which is maintained and operated by the Bitcoin Custodian on behalf of the Trust.

Access to the Custody Account; Transfers and Storage

The Bitcoin Custodian has been engaged to keep the digital assets in safe custody. The Bitcoin Custodian processes deposits and withdrawals only according to instructions received from the Sponsor. The Bitcoin Custodian requires up to twenty-four (24) hours between any request to withdraw Digital Assets from the Custodial Account and submission of such withdrawal to the applicable Digital Asset network. The Bitcoin Custodian stores all Digital Asset private keys in offline storage, and it may be necessary to retrieve certain information from offline storage in order to facilitate a withdrawal in accordance with the Sponsor’s instructions, which may delay the initiation or crediting of such withdrawal.

While the Bitcoin Custodian will make reasonable efforts to process Sponsor initiated deposits in a timely manner, the Bitcoin Custodian does not guarantee the amount of time needed to complete processing as such processing is dependent upon many factors outside of the Bitcoin Custodian’s control.

Standard of Care; Limitations of Liability

The Bitcoin Custodian agrees to exercise the reasonable care of a professional custodian for hire, with such standard of care being deemed satisfied if the Bitcoin Custodian exercises such care as it exercises with respect to any custody account, and assets of a similar type, owned by the Bitcoin Custodian or any of its affiliates.

The Bitcoin Custodian does not bear any liability for any damage or interruptions caused by any computer viruses or other malware that may affect the Trust’s computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from the Bitcoin Custodian’s gross negligence, fraud, or willful misconduct.

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The Bitcoin Custodian and its affiliates are also not liable (a) for any amount greater than the value of Bitcoin on deposit in the Custodial Account at the time of the events giving rise to the liability (the value of which shall be calculated at the average U.S. dollar ask price, at the time of the loss, of the three (3) largest exchanges (by trailing 30-day volume) which offer the relevant digital currency or digital asset/USD trading pair, as relevant, subject to the per address limitation as described below) and/or (b) for any lost profits or any special, incidental, indirect, intangible, or consequential damages arising out of or in connection with authorized or unauthorized use of the [   ] site or the custodial services. The Bitcoin Custodian does not make any representations or warranties that access to the site or any part of the custodial services will be continuous, uninterrupted, or timely; be compatible or work with any software, system or other services; or be secure, complete, free of harmful code, or error-free.

The Bitcoin Custodian’s maximum liability for each cold storage address shall be limited to $100,000,000.

Indemnity

The Trust and the Bitcoin Custodian have agreed to indemnify and hold harmless the other party from any third-party claim or third-party demand arising out of such party’s (i) breach of the Custodian Agreement, (ii) breach of the confidentiality obligations under or in connection with the Custodian Agreement, (iii) violation of any law, rule or regulation, or the rights of any third party, or (iv) gross negligence, fraud or willful misconduct.

Insurance

Digital assets are not subject to the protections or insurance provided by the FDIC or the SIPC. The Bitcoin Custodian will obtain and maintain, at its sole expense, insurance coverage in such types and amounts as are commercially reasonable for the custodial services. Such insurance is solely for the benefit of the Bitcoin Custodian and does not guarantee or insure the Trust in any way. There is no third-party insurance held on behalf of the Custodial Account.

Inspection and Audit Rights

The Trust does not enjoy audit or inspection rights under the Custodian Agreement. The Bitcoin Custodian’s internal audit team performs periodic internal audits over custody operations, and the Bitcoin Custodian has represented that Systems and Organizational Control (“SOC”) attestations covering private key management controls are also performed on the Bitcoin Custodian by an external provider.

Fees and Expenses

Custody fees are paid in accordance with a fee schedule to the Custodian Agreement. Historically, such fees were paid by the Trust; however, upon commencement of the offering, the custody fees shall be paid by the Sponsor.

Modification of Agreement

The Custodian Agreement may be modified only by written agreement signed by both the Trust and the Bitcoin Custodian.

Governing Law

The Custodian Agreement is governed by the laws of the State of New York.

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Description of the Administration Agreement

[                 ]

Standard of Care; Liability

[                 ]

Indemnity

[                ]

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THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY

DTC will act as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions in those securities among entities that have accounts with DTC(“DTC Participants”) through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Individual certificates will not be issued for the Shares. Instead, a global certificate will be signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificate represents all of the Shares outstanding at any time.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the number of Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Trustee and the DTC Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares will be limited to DTC Participants, entities that have access to the DTC clearing system by clearing securities through, or maintaining a custodial relationship with, a DTC Participant (“Indirect Participants”) and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC, with respect to DTC Participants; the records of DTC Participants, with respect to Indirect Participants; and the records of Indirect Participants, with respect to beneficial owners that are not DTC Participants or Indirect Participants. Beneficial owners are expected to receive from or through a DTC Participant a written confirmation relating to their purchase of the Shares.

Investors may transfer Shares through DTC by instructing the DTC Participant or Indirect Participant through which they hold their Shares to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service for the Shares by giving notice to the Trustee and the Sponsor. Under these circumstances, the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, deliver separate certificates for Shares to a successor authorized depositary identified by the Sponsor and available to act, or, if no successor is identified and able to act, the Trustee shall terminate the Trust.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.

The Trust Agreement provides that, as long as the Shares are represented by a global certificate registered in the name of DTC or its nominee, the Trustee will be entitled to treat DTC as the holder of the Shares.

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The Trust’s Service Providers

The Sponsor

The Trust’s Sponsor is Osprey Funds, LLC, a Delaware limited liability company formed on October 31, 2018. The Sponsor’s principal place of business is 1241 Post Road, 2nd Floor, Fairfield, CT 06824 and its telephone number is (914) 214-4174. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, Gregory D. King is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor.

The Sponsor is neither an investment adviser registered with the SEC nor a commodity pool operator registered with the CFTC, and will not be acting in either such capacity with respect to the Trust, and the Sponsor’s provision of services to the Trust will not be governed by the Advisers Act or the Commodity Exchange Act.

The Sponsor’s Role

The Sponsor arranged for the creation of the Trust and the registration of the Shares for their public offering in the United States and the listing of the Shares on the Listing Exchange. As partial consideration for its receipt of the 0.49% Management Fee from the Trust, the Sponsor is obligated to pay the Assumed Expenses.

The Sponsor is generally responsible for the day-to-day administration of the Trust under the provisions of the Trust Agreement. (i) preparing and providing periodic reports and financial statements on behalf of the Trust for investors, (ii) selecting and monitoring the Trust’s service providers and from time to time engaging additional, successor or replacement service providers (including without limitation the Trust Administrator, Bitcoin Custodian, [Cash Custodian,] Transfer Agent and Index Provider), (iii) instructing the Bitcoin Custodian to withdraw the Trust’s Bitcoin as needed to pay the Management Fee, (iv) upon dissolution of the Trust, distributing the Trust’s cash proceeds from the sale of the remaining Bitcoin to the owners of record of the Shares and (v) when applicable, establishing the principal market for GAAP valuation. In addition, if there is a fork in the Bitcoin Network after which there is a dispute as to which network resulting from the fork is the Bitcoin Network, the Sponsor has the authority to select the network that it believes in good faith is the Bitcoin Network, unless such selection or authority would otherwise conflict with the Trust Agreement.

The Sponsor does not store, hold, or maintain custody or control of the Trust’s Bitcoin but instead has entered into the Custodian Agreement with the Bitcoin Custodian to facilitate the security of the Trust’s Bitcoin.

The Sponsor may transfer all or substantially all of its assets to an entity that carries on the business of the Sponsor if at the time of the transfer the successor assumes all of the obligations of the Sponsor under the Trust Agreement. In such an event, the Sponsor will be relieved of all further liability under the Trust Agreement.

The Management Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement and as partial consideration for the Sponsor’s agreement to pay the specified Sponsor-paid Expenses of the Trust.

Key Personnel of the Sponsor

Under the Trust Agreement, all management functions of the Trust have been delegated to and are conducted by the Sponsor, its agents and its affiliates, including without limitation, the Bitcoin Custodian and its agents. Gregory D. King, the Chief Executive Officer of the Sponsor; and Robert Rokose, the Chief Financial Officer of the Sponsor, may take certain actions and execute certain agreements and certifications for the Trust, in their capacity as the principal officers of the Sponsor.

The following individuals are the officers of the Sponsor responsible for overseeing the business and operations of the Trust:

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Gregory D. King, Chief Executive Officer

Gregory D. King is Founder and CEO of Osprey Funds, LLC and has served as CEO of the Sponsor since its inception in October 2018. Greg is the primary author of several financial industry innovations including creating the first ever exchange-traded note for Barclays in 2006. In 2009, Greg co-founded VelocityShares, LLC, a provider of alternative exchange-traded products, partnering with Credit Suisse as product issuer. VelocityShares was acquired by Janus Capital in 2014. During his career, Greg has created and launched over 100 exchange traded funds and notes for Barclays, Credit Suisse, Global X Funds, VelocityShares, REX Shares, LLC, and Osprey Funds. Greg received a Master’s in Business Administration from the University of California, Davis, and is a CFA Charter holder. He has been an investor in Bitcoin since 2013.

Robert Rokose, Chief Financial Officer and Treasurer

Robert Rokose became Treasurer and CFO of the Sponsor in March 2020. He is also CFO of REX Shares, LLC, originally the parent company to the Sponsor. Bob has 28 years of accounting and financial services experience. His previous roles include CFO of U.S. Funds at JP Morgan Asset Management, Managing Director & CFO for PIMCO/Allianz Funds and Assistant Vice President & Assistant Controller of publicly held Lexington Global Asset Managers. Mr. Rokose has served as a Financial Services Consultant and has acted in that role since November 2016. From May 2014 to October 2016, Mr. Rokose was Chief Financial Officer and Treasurer of AccuShares Investment Management where he led all financial accounting and reporting for the organization. Bob is a Certified Public Accountant, licensed in the state of New York. He has an undergraduate degree from Pace University and a Master’s of Business Administration from the University of Connecticut.

Gregory Collett, General Counsel

Gregory Collett became General Counsel of the Sponsor in November 2024. He is also General Counsel of REX Shares, LLC, originally the parent company of the Sponsor. Greg has 27 years of both legal and business experience in financial services. Prior to joining the Sponsor, Greg was General Counsel of SwapGlobal, Inc., a crypto-focused derivatives dealer. Prior to that, he was President of BlockFi | NB, a joint venture between Neuberger Berman and BlockFi to launch crypto-focused asset management products. From 2014-2020, Greg served as Director of Investment Products for a subsidiary of the World Gold Council, in which role his responsibilities included overseeing the SPDR® Gold Trust (Symbol: GLD®), the largest ETF in the world backed by physical gold, in addition to other investment products. Greg launched the first commodity pool ETF on a US exchange while working for Deutsche Bank from 2002-2008, and he began his career as an attorney-advisor for the US Commodity Futures Trading Commission. He holds a J.D. from George Washington University Law School and a B.A. from Colgate University.

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The Trustee

CSC Delaware Trust Company serves as trustee of the Trust under the Trust Agreement. The Trustee has its principal office at 251 Little Falls Drive, Wilmington, Delaware 19808. The Trustee is unaffiliated with the Sponsor. A copy of the Trust Agreement is available for inspection at the Sponsor’s principal office identified above.

The Trustee’s Role

The Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the DSTA that the Trust have at least one trustee with a principal place of business in the State of Delaware. The duties of the Trustee will be limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute under the DSTA. To the extent that, at law or in equity, the Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or the Shareholders, such duties and liabilities will be replaced by the duties and liabilities of the Trustee expressly set forth in the Trust Agreement. The Trustee will have no obligation to supervise, nor will it be liable for, the acts or omissions of the Sponsor, Transfer Agent, Custodian or any other person.

Neither the Trustee, either in its capacity as trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer, director, officer or controlling person of the issuer of Shares. The Trustee’s liability in connection with the issuance and sale of Shares is limited solely to the express obligations of the Trustee as set forth in the Trust Agreement.

The Trustee has not prepared or verified, and will not be responsible or liable for, any information, disclosure or other statement in this prospectus or in any other document issued or delivered in connection with the sale or transfer of the Shares. The Trust Agreement provides that the Trustee will not be responsible or liable for the genuineness, enforceability, collectability, value, sufficiency, location or existence of any of the Bitcoins or other assets of the Trust. See “Description of the Trust Documents—Description of the Trust Agreement.”

The Trustee is permitted to resign upon at least 60 days’ notice to the Trust. The Trustee will be compensated by the Sponsor and indemnified by the Sponsor and the Trust against any expenses it incurs relating to or arising out of the formation, operation or termination of the Trust, or the performance of its duties pursuant to the Trust Agreement except to the extent that such expenses result from gross negligence, willful misconduct or bad faith of the Trustee. The Sponsor has the discretion to replace the Trustee.

Fees paid to the Trustee are an Assumed Expense.

The Sponsor and its affiliates may from time to time purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Transfer Agent

, serves as the Transfer Agent of the Trust pursuant to the terms and provisions of the Transfer Agency and Registrar Service Agreement. The Transfer Agent has its principal office at . A copy of the agreement between the Trust and the Transfer Agent is available for inspection at the Sponsor’s principal office identified herein.

The Transfer Agent’s Role

The Transfer Agent holds the Shares primarily in book-entry form. The Sponsor directs the Transfer Agent to credit the number of Shares to the investor in response to a creation order. The Transfer Agent will issue the Shares. The Transfer Agent will also assist with the preparation of Shareholders’ account and tax statements.

The Sponsor will indemnify and hold harmless the Transfer Agent, and the Transfer Agent will incur no liability for the refusal, in good faith, to make transfers which it, in its judgment, deems improper or unauthorized.

Fees paid to the Transfer Agent are an Assumed Expense.

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The Trust Administrator

serves as the Trust Administrator. The Trust Administrator has offices at                  .

The Trust Administrator’s Role

The Trust Administrator is generally responsible for the day-to-day administration of the Trust, including keeping the Trust’s operational records. The Trust Administrator’s principal responsibilities include: (1) valuing the Trust’s Bitcoin and calculating the NAV per Share; (2) supplying pricing information to the Sponsor for the Trust’s website; (3) receiving and reviewing reports on the custody of and transactions in cash and Bitcoin from the Cash Custodian and Trust, respectively, and taking such other actions in connection with the custody of cash as the Sponsor instructs; and (4) accounting and other fund administrative services. The Trust Administrator also provides know your customer, anti-money laundering, and Office of Foreign Assets Control (“OFAC”) compliance check services to the Trust and Sponsor.

The Trust Administrator will liaise with the Trust’s legal, accounting and other professional service providers as needed.

The Trust Administrator will keep proper books of registration and transfer of Share at its office located in New York or such office as it may subsequently designate. These books and records are open to inspection by any person who establishes to the Sponsor’s satisfaction that such person is a Shareholder at all reasonable times during the usual business hours of the Sponsor. The Sponsor will keep a copy of the Trust Agreement on file in its office which will be available for inspection on reasonable advance notice at all reasonable times during its usual business hours by any Shareholder.

The Bitcoin Custodian

Coinbase Custody serves as our qualified digital asset custodian for purposes of Section 206(4)-2(d)(6) under the Advisers Act. On February 4, 2022, the Trust entered into the Custodian Agreement. Prior to March 10, 2022, Fidelity Digital Assets Services, LLC (“FDAS”) served as our digital asset custodian until April 10, 2022. On March 10, 2022, the Trust transferred its custodied digital assets from FDAS to Coinbase Custody.

Coinbase Custody and Coinbase Pro are wholly-owned subsidiaries of Coinbase Global, Inc. (“Coinbase Global”). Coinbase Global and its subsidiaries provide end-to-end financial infrastructure and technology for the crypto-economy. Coinbase Custody is an independently capitalized New York State limited purpose trust company that was chartered in October 2018. Coinbase Custody is a fiduciary under § 100 of the New York Banking Law and is add qualified custodian for purposes of Section 206(4)-2(d)(6) of the Advisers Act. As a New York State limited purpose trust company, Coinbase Custody is subject regulation, examination and supervision by the New York State Department of Financial Services (“NYDFS”). NYDFS’s regulations impose various compliance requirements, including operational limitations related to the nature of digital assets held under custody, capital requirements, BSA and anti-money laundering program requirements, affiliate transaction limitations, and notice and reporting requirements. Coinbase Custody offers its clients access to secure, institutional-grade offline digital asset storage. As of December 31, 2022, Coinbase Global held approximately $86 billion in fiat and digital assets on its platform, the majority of which were comprised of Bitcoin, Ethereum and other digital assets. According to publicly available information, Bitcoin represented 43%, 40% and 70% of the assets held or managed in digital wallets on Coinbase’s Global platform, including its custody services, for the years ended December 31, 2022, 2021 and 2020, respectively. The cold storage technology that Coinbase Custody uses to custody digital assets, such as Bitcoin, shares the same framework of the technology that Coinbase Global, and its predecessor, Coinbase, Inc., have used since 2012, which is continuously improved to meet cyber and physical security best practices.

Coinbase Custody is authorized to serve as the Trust’s custodian under the Trust Agreement and pursuant to the terms and provisions of the Custodian Agreement. The Trust’s digital assets are held in segregated cold storage accounts with the Bitcoin Custodian, and as a result, the digital assets are segregated from both (i) the proprietary property of Coinbase Custody and its affiliates, and (ii) the assets of any other Coinbase Custody client.

Information provided about Coinbase Custody and its parent company is primarily derived from Coinbase Global’s publicly available information, including filings it makes with the SEC. Although the Trust believes this information is reliable, the Trust has not independently verified the accuracy of this information.

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U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain U.S. federal income tax consequences that generally will apply to the purchase, ownership and disposition of Shares for Shareholders who acquire their Shares solely for cash. The discussion below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and judicial and administrative interpretations of the Code, all as in effect on the date of this Prospectus and all of which are subject to change either prospectively or retroactively. The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders (including but not limited to banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, U.S. Tax-Exempt Shareholders (as defined below) who acquire their Shares with acquisition indebtedness tax-exempt or tax-advantaged retirement plans or accounts, brokers or dealers, traders, partnerships or S corporations for U.S. federal income tax purposes, persons holding Shares as a position in a “hedging,” “straddle,” “conversion,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes, persons whose “functional currency” is not the U.S. dollar, persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to the Shares as a result of such income being recognized on an applicable financial statement, or other investors with special circumstances) may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who will hold Shares as “capital assets” (generally, property held for investment). Moreover, the discussion below does not address the effect of any state, local or foreign tax, or any U.S. federal non-income tax law consequences that may apply to an investment in Shares, or the Medicare contribution tax imposed on certain net investment income. Purchasers of Shares are urged to consult their own tax advisers with respect to all U.S. federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this discussion, a “U.S. Tax-Exempt Shareholder” is a U.S. Shareholder that is exempt from tax under Section 501(a) of the Code.

For purposes of this discussion, a “Non-U.S. Shareholder” is a Shareholder that is (or is treated as), for U.S. federal income tax purposes:

●	a nonresident alien individual;

●	a foreign corporation; or

●	an estate or trust whose income is not subject to U.S. federal income tax on a net income basis.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, the discussion below may not be applicable and we urge you to consult your own tax adviser for the U.S. federal income tax implications of the purchase, ownership and disposition of such Shares.

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Taxation of the Trust

The Sponsor will treat the Trust as a “grantor trust” for U.S. federal income tax purposes. In the opinion of [Morgan, Lewis & Bockius LLP], although not free from doubt due to the lack of directly governing authority, the Trust should be classified as a “grantor trust” for U.S. federal income tax purposes (and the following discussion assumes such classification). If the Trust is properly treated as a grantor trust for U.S. federal income tax purposes, the Trust itself should not be subject to U.S. federal income tax. Instead, the Trust’s income and expenses should “flow through” to the Shareholders, and the Trustee will report the Trust’s income, gains, losses and deductions to the IRS on that basis. The opinion of [Morgan, Lewis & Bockius LLP] is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will agree with the conclusions of counsel’s opinion and it is possible that the IRS or another tax authority could assert a position contrary to one or all of those conclusions and that a court could sustain that contrary position. Neither the Sponsor nor the Trustee intends to request a ruling from the IRS with respect to the classification of the Trust for U.S. federal income tax purposes or with respect to any other matter. If the IRS were to assert successfully that the Trust is not classified as a “grantor trust,” the Trust would likely be classified as either a partnership for U.S. federal income tax purposes, in which case there might be different timing or other tax consequences to the Shareholders, or as a publicly traded partnership that would be taxable as a corporation for U.S. federal income tax purposes, in which case the Trust would be taxed in the same manner as a regular corporation on its taxable income and distributions to Shareholders out of the earnings and profits of the Trust generally would be taxed to Shareholders as ordinary dividend income (which may be eligible for preferential rates, in the case of non-corporate taxpayers, or a dividends received deduction, in the case of corporate taxpayers). However, due to the uncertain treatment of digital currency for U.S. federal income tax purposes, there can be no assurance in this regard. Except as otherwise indicated, the remainder of this discussion assumes that the Trust is classified as a grantor trust for U.S. federal income tax purposes.

Taxation of U.S. Shareholders

Shareholders will be treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Trust. Shareholders also will be treated as if they directly received their respective pro rata shares of the Trust’s income, if any, and as if they directly incurred their respective pro rata shares of the Trust’s expenses. For purposes of this discussion, and unless stated otherwise, it is assumed that all of a Shareholder’s Shares are acquired on the same date and at the same price per Share. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, should consult their own tax advisers as to the determination of the tax basis and holding period for the underlying Bitcoin related to such Shares.

Current IRS guidance on the treatment of convertible virtual currencies classifies Bitcoin as “property” that is not currency for U.S. federal income tax purposes and clarifies that Bitcoin could be held as a capital asset, but it does not address several other aspects of the U.S. federal income tax treatment of Bitcoin. Because Bitcoin is a recent technological innovation, the U.S. federal income tax treatment of Bitcoin or transactions relating to investments in Bitcoin may evolve and change from those discussed below, possibly with retroactive effect. In this regard, the IRS indicated that it has made it a priority to issue additional guidance related to the taxation of virtual currency transactions, such as transactions involving Bitcoin. While it has started to issue such additional guidance, whether any future guidance will adversely affect the U.S. federal income tax treatment of an investment in Bitcoin or in transactions relating to investments in Bitcoin is unknown. Moreover, future developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes. This discussion assumes that any Bitcoin the Trust may hold is properly treated for U.S. federal income tax purposes as property that may be held as a capital asset and is not currency for purposes of the provisions of the Code relating to foreign currency gain and loss.

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The Trust expects to sell or use Bitcoin to pay certain expenses of the Trust or to fund cash redemptions, though the Trust does not intend to sell Bitcoin for other purposes. If the Trust sells Bitcoin (for example to generate cash to pay fees or expenses) or is treated as selling Bitcoin (for example by using Bitcoin to pay fees or expenses), a Shareholder generally will recognize gain or loss in an amount equal to the difference between (a) the Shareholder’s pro rata share of the amount realized by the Trust upon the sale and (b) the Shareholder’s tax basis for its pro rata share of the Bitcoin that was sold. A Shareholder’s tax basis for its share of any Bitcoin sold by the Trust should generally be determined by multiplying the Shareholder’s total basis for its share of all of the Bitcoin held in the Trust immediately prior to the sale, by a fraction the numerator of which is the amount of Bitcoin sold, and the denominator of which is the total amount of the Bitcoin held in the Trust immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the Bitcoin remaining in the Trust should be equal to its tax basis for its share of the total amount of the Bitcoin held in the Trust immediately prior to the sale, less the portion of such basis allocable to its share of the Bitcoin that was sold.

Upon a Shareholder’s sale of some or all of its Shares (other than a redemption), the Shareholder will be treated as having sold the portion or all, respectively, of its pro rata share of the Bitcoin held in the Trust at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (a) the amount realized pursuant to the sale of the Shares, and (b) the Shareholder’s tax basis for the portion of its pro rata share of the Bitcoin held in the Trust at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph. Based on current IRS guidance, such gain or loss (as well as any gain or loss realized by a Shareholder on account of the Trust selling Bitcoin) will generally be long-term or short-term capital gain or loss, depending upon whether the Shareholder has a holding period of greater than one year in its pro rata share of the Bitcoin that was sold.

Gains or losses from the sale of Bitcoin to fund cash redemptions are expected to be treated as incurred by the Shareholder that is being redeemed, and the amount of such gain or loss generally will equal the difference between (a) the amount realized pursuant to the sale of the Bitcoin, and (b) the Shareholder’s tax basis for the portion of its pro rata share of the Bitcoin held in the Trust that is sold to fund the redemption, as determined in the manner described in the paragraph that is two paragraphs above this one. A redemption of some or all of a Shareholder’s Shares in exchange for the cash received from such sale is not expected to be treated as a separate taxable event to the Shareholder.

An in-kind redemption of some or all of a Shareholder’s Shares in exchange for the underlying Bitcoin represented by the Shares redeemed generally will not be a taxable event to the Shareholder. The Shareholder’s tax basis for the Bitcoin received in the in-kind redemption generally will be the same as the Shareholder’s tax basis for the portion of its pro rata share of the Bitcoin held in the Trust immediately prior to the in-kind redemption that is attributable to the Shares redeemed. The Shareholder’s holding period with respect to the Bitcoin received generally should include the period during which the Shareholder held the Shares redeemed in kind. A subsequent sale of the Bitcoin received by the Shareholder generally will be a taxable event, unless a nonrecognition provision of the Code or Treasury Regulations applies to such sale.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the Bitcoin held in the Trust immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the Bitcoin held in the Trust immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale or redemption for money or, in the case of an in-kind redemption, that is treated as the basis of the Bitcoin received by the Shareholder in the redemption.

If a hard fork occurs in the Bitcoin blockchain, the Trust could temporarily hold both the original Bitcoin and the alternative new asset as the Sponsor determines, in its sole discretion, which asset it believes is generally accepted as Bitcoin. The other asset will be treated as an Incidental Right and/or IR Virtual Currency, in accordance with the procedures specified herein. The IRS has held that a hard fork resulting in the creation of new units of cryptocurrency is a taxable event giving rise to ordinary income. The receipt, distribution and/or sale of the new alternative asset may cause Shareholders to incur a U.S. federal income tax liability. While the IRS has not addressed all situations in which airdrops occur, it is clear from the reasoning of the IRS’s current guidance that it generally would treat an airdrop as a taxable event giving rise to ordinary income, and it is anticipated that any gain or loss from disposition of any assets received in the airdrop would generally be treated as giving rise to capital gain or loss that generally would be short-term capital gain or loss, unless the holding period of those assets were treated as being greater than one year as of the time they are sold. The Sponsor has committed to cause the Trust to permanently and irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future. However, there can be no assurance that these abandonments would be treated as effective for U.S. federal income tax purposes, or that the Sponsor will continue to cause the Trust to permanently and irrevocably abandon any Incidental Rights and IR Virtual Currency if there are future regulatory developments that would make it feasible for the Trust to retain those assets.

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Brokerage Fees and Trust Expenses

Any brokerage, financing or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Trust. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale. It is also possible that, based on the mechanics associated with redemptions, a Shareholder may recognize some amount of income, expense, gain or loss in connection with redemptions of other Shareholders, based on differences between the prices at which Shareholders generally will be redeemed and the actual prices at which the Trust sells Bitcoin.

Shareholders will be required to recognize the full amount of gain or loss upon a sale or deemed sale of Bitcoin by the Trust (as discussed above), even though some or all of the proceeds of such sale are used by the Sponsor to pay Trust expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Trust to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. An individual may not deduct miscellaneous itemized deductions for tax years beginning after December 31, 2017 and before January 1, 2026. For tax years beginning after December 31, 2025, individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed in the aggregate 2% of the individual’s adjusted gross income. Similar rules apply to certain miscellaneous itemized deductions of estates and trusts. In addition, such deductions may be subject to phase outs and other limitations under applicable provisions of the Code.

Investment by U.S. Tax-Exempt Shareholders

Individual retirement accounts (“IRAs”) and participant-directed accounts under tax-qualified retirement plans are limited in the types of investments they may make under the Code. Potential purchasers of Shares that are IRAs or participant-directed accounts under a Code section 401(a) plan should consult with their own tax advisors as to the ability to purchase Shares and the tax consequences of a purchase of Shares.

Taxation of U.S. Tax-Exempt Shareholders

Income recognized by U.S. Tax-Exempt Shareholders is generally exempt from U.S. federal income tax except to the extent of such Shareholders’ UBTI. UBTI is defined generally as income from a trade or business regularly carried on by a tax exempt entity that is unrelated to the entity’s exempt purpose. Dividends, interest and, with certain exceptions, gains or losses from the sale, exchange or other disposition of property are generally excluded from UBTI (so long as not derived from debt-financed property). When a U.S. Tax-Exempt Shareholder owns an interest in a grantor trust, such as the Trust, the activities of the Trust (and any pass-through entities or disregarded entities in which the Trust owns an interest) are attributed to the U.S. Tax-Exempt Shareholder for purposes of determining whether such Shareholder’s share of income is of the grantor trust UBTI.

The Trust’s investments and activities relating thereto may cause a U.S. Tax-Exempt Shareholder to realize UBTI. In the absence of any guidance on the matter, a U.S. Tax-Exempt Shareholder’s share of income from a fork, airdrop, or similar event may be treated as UBTI. If the Trust were to incur liabilities, and thus, be treated as holding property constituting debt-financed property (generally, assets purchased with borrowed funds), income attributable to such property generally would constitute UBTI.

UBTI generally is separately calculated for each trade or business of a U.S. Tax-Exempt Shareholder. Thus, a U.S. Tax Exempt Shareholder generally cannot use deductions relating to one trade or business to offset income from another trade or business.

A U.S. private foundation considering an investment should be aware that, if such a foundation acquires a sufficiently large number of Shares, such Shares could become an “excess business holding” that could subject the foundation to a U.S. excise tax. A private foundation should consult its tax advisors regarding the excess business holdings provisions of the Code and other respects in which the provisions of Chapter 42 of the Code could affect the consequences to such foundation of acquiring and holding Shares.

Prospective investors who are U.S. Tax Exempt Shareholders should consult their tax advisors with respect to the U.S. federal income tax consequences of an investment in Shares.

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Taxation of Non-U.S. Shareholders

The Trust does not expect (though no assurance can be given) that it will be treated as engaged in a trade or business within the United States or recognize income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“ECI”). However, while it is unlikely that any income that the Trust might recognize as a result of a fork, airdrop or similar event would give rise to effectively connected income, there has been no guidance as to how such events may be treated. Therefore, there can be no assurance that the Trust will not be treated as engaged in a U.S. trade or business or will not otherwise generate income treated as effectively connected with a U.S. trade or business for U.S. federal income tax purposes.

Provided that the Trust is not engaged in the conduct of a U.S. trade or business, and that it does not otherwise generate income treated as effectively connected with a U.S. trade or business, the U.S. federal income tax liability of a Non-U.S. Shareholder with respect to that Shareholder’s Shares generally will be limited to withholding tax on certain gross income from U.S. sources (if any) generated by the Trust.

A Non-U.S. Shareholder’s allocable share of U.S. source dividend, interest, rental and other “fixed or determinable annual or periodical gains, profits and income” (“FDAP”) that is not ECI generally will be subject to U.S. federal withholding tax at a rate of 30% (unless reduced or eliminated by an applicable income tax treaty or statutory exemption). There is currently no guidance as to whether income recognized by the Trust as a result of a fork, airdrop or similar event would constitute U.S. source FDAP.

A Non-U.S. Shareholder resident in a jurisdiction with which the U.S. has an income tax treaty may be entitled to the benefits of that treaty in order to reduce or eliminate the 30% U.S. withholding tax with respect to that Shareholder’s distributive share of income that the Trust treats as U.S.-source FDAP if under the laws of that non-U.S. jurisdiction, the Trust is treated as tax-transparent and certain other conditions are met. In order to secure the benefits of an applicable income tax treaty through a reduction or elimination of withholding, Non-U.S. Shareholders will generally be required to certify their non-U.S. status by providing the Trust with an executed IRS Form W-8BEN or W-8BEN-E. However, if a Non-U.S. Shareholder fails to provide such IRS Forms, the Trust intends to withhold at a full 30% rate on any Non-U.S. Shareholder’s share of U.S.-source FDAP, in which case the Non-U.S. Shareholder must file a refund claim with the IRS in order to obtain the benefit of a reduced rate or exemption.

If the proper amounts are withheld and remitted to the U.S. government and the Trust does not recognize ECI, Non-U.S. Shareholders that are individuals or corporations will generally not be required to file U.S. federal income tax returns or pay additional U.S. federal income taxes solely as a result of their investments in the Trust (though Non-U.S. Shareholders treated as trusts for U.S. federal income purposes are subject to special rules).

If the Trust is treated as a partnership (for U.S federal income tax purposes), a Non-U.S. Shareholder is treated as disposing of Shares, and any portion of the gain realized on the disposition would be treated as ECI, such Shares may be subject to a withholding tax equal to 10% of the amount realized on the disposition (subject to reduction or elimination in certain circumstances). Non-U.S. Shareholders are urged to consult with their tax advisers regarding the application of this withholding tax.

If the Trust is treated as having any ECI (or any portion of the gain realized on a Non-U.S. Shareholder’s disposition of Shares is treated as ECI), then if such Non-U.S. Shareholder is treated as a corporation, it may also be subject to U.S. federal branch profits tax on its effectively connected earnings and profits (which, with respect to the Shares, would generally be such Non-U.S. Shareholder’s share of ECI from such Shares, reduced by deductions taken into account by the Shareholder in computing its ECI, and further reduced by the U.S. federal income taxes imposed on such ECI). U.S. federal branch profits tax is generally imposed at a 30% rate, though it may be reduced under the Code or pursuant to an applicable income tax treaty.

United States Information Reporting and Backup Withholding

The Trustee will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Trust. To the extent required by applicable regulations, each Shareholder will be provided with information regarding its allocable portion of the Trust’s annual income, expenses, gains and losses (if any). U.S. Shareholders generally may comply with these identification procedures by providing the Trust with a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally may comply with these identification procedures by providing the Fund with the relevant IRS Form W-8, duly completed and executed. Shareholders may be required to satisfy certain information reporting or certification requirements, e.g., those imposed by FATCA, to avoid certain information reporting and withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s U.S. federal income tax liability and may entitle the Shareholder to a refund, provided that the required information is furnished to the IRS in a timely manner.

PROSPECTIVE SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS TO DISCUSS ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO THEM ASSOCIATED WITH ANY PURCHASE, HOLDING, SALE, REDEMPTION OR OTHER DEALING IN THE SHARES BEFORE DECIDING WHETHER TO INVEST IN THE SHARES.

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ERISA AND RELATED CONSIDERATIONS

ERISA and/or Section 4975 of the Code impose certain requirements on: (i) employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to Title I of ERISA and/or Section 4975 of the Code (collectively, “Plans”); and (ii) persons who are fiduciaries with respect to the investment of assets treated as “plan assets” within the meaning of U.S. Department of Labor (the “DOL”) regulation 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), of a Plan. Investments by Plans are subject to the fiduciary requirements and the applicability of prohibited transaction restrictions under ERISA and the Code.

“Governmental plans” within the meaning of Section 3(32) of ERISA, certain “church plans” within the meaning of Section 3(33) of ERISA and “non-U.S. plans” described in Section 4(b)(4) of ERISA, while not subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may be subject to any federal, state, local, non-U.S. or other law or regulation that is substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans are advised to consult with their counsel prior to an investment in the Shares.

In contemplating an investment of a portion of Plan assets in the Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan, the “Risk Factors” discussed above and whether such investment is consistent with its fiduciary responsibilities. The Plan fiduciary should consider, among other issues, whether: (1) the fiduciary has the authority to make the investment under the appropriate governing plan instrument; (2) the investment would constitute a direct or indirect non-exempt prohibited transaction with a “party in interest” or “disqualified person” within the meaning of ERISA and Section 4975 of the Code respectively; (3) the investment is in accordance with the Plan’s funding objectives; and (4) such investment is appropriate for the Plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the Plan, the composition of the Plan’s investment portfolio and the Plan’s need for sufficient liquidity to pay benefits when due. When evaluating the prudence of an investment in the Shares, the Plan fiduciary should consider the DOL’s regulation on investment duties, which can be found at 29 C.F.R. § 2550.404a-1.

It is intended that (a) none of the Sponsor, the Trustee, the Custodians, or any of their respective affiliates has through this prospectus and related materials provided any investment advice within the meaning of Section 3(21) of ERISA to the Plan in connection with the decision to purchase or acquire such Shares and (b) the information provided in this prospectus and related materials will not make a Transaction Party a fiduciary to the Plan.

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PLAN OF DISTRIBUTION

The Trust issues Shares in Baskets to Authorized Participants in exchange for deposits of cash on a continuous basis. As of the date of this prospectus, the Authorized Participants are [              ]. Additional Authorized Participants may be added at any time, subject to the discretion of the Sponsor. These transactions will take place in exchange for cash. Subject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for Bitcoin. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the Securities Act, will be occurring. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Basket from the Trust, breaks the Basket down into the constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter.

By executing an Authorized Participant Agreement, an Authorized Participant becomes part of the group of parties eligible to purchase Baskets from, and put Baskets for redemption to, the Trust. An Authorized Participant is under no obligation to create or redeem Baskets, and an Authorized Participant is under no obligation to offer to the public Shares of any Baskets it does create.

Investors that purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. We recommend that investors review the terms of their brokerage accounts for details on applicable charges. Dealers that are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus- delivery exemption provided by Section 4(a)(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and that sales be made through broker-dealers who are members of Financial Industry Regulatory Authority, Inc. (“FINRA”). Investors intending to create or redeem Baskets through Authorized Participants in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

Because FINRA views the Shares as interests in a direct participation program, no FINRA-member, or person associated with a member, will participate in a public offering of Shares except in compliance with Rule 2310 of the FINRA Rules. The Authorized Participants do not receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares.

The Shares will be listed and traded on the Listing Exchange under the ticker symbol “OBTC.”

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CONFLICTS OF INTEREST

General

The Sponsor has not established formal procedures to resolve all potential conflicts of interest. Consequently, investors may be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Sponsor attempts to monitor these conflicts, it is extremely difficult, if not impossible, for the Sponsor to ensure that these conflicts do not, in fact, result in adverse consequences to the Trust.

Prospective investors should be aware that the Sponsor presently intends to assert that Shareholders have, by subscribing for Shares of the Trust, consented to the following conflicts of interest in the event of any proceeding alleging that such conflicts violated any duty owed by the Sponsor to investors.

The Sponsor

The Sponsor has a conflict of interest in allocating its own limited resources among, when applicable, different clients and potential future business ventures, to each of which it owes fiduciary duties. Additionally, the professional staff of the Sponsor also services other affiliates of the Trust, including REX Shares, LLC, a company under common control with the Sponsor. Although the Sponsor and its professional staff cannot and will not devote all of its or their respective time or resources to the management of the affairs of the Trust, the Sponsor intends to devote, and to cause its professional staff to devote, sufficient time and resources to properly manage the affairs of the Trust consistent with its or their respective fiduciary duties to the Trust and others.

Although the Sponsor does not engage in trading Bitcoin with the Trust, the Sponsor may receive from the Trust Bitcoin to be used to pay certain Trust expenses, including, without limitation, the custodial fee. In such circumstances, the Sponsor will price the Bitcoin received from the Trust at the Bitcoin Market Price on the day it is received and convert the Bitcoin received into cash to be used to pay Trust expenses. Historically, the Sponsor typically received its Management Fee in Bitcoin, valued at the Bitcoin Market Price on the day such Management Fee was paid.

The Sponsor owned approximately [____] Bitcoin, valued at approximately $[____] as of [_____], 2025.

Proprietary Trading/Other Clients

Because the officers, employees and/or affiliates of the Sponsor may trade Bitcoin or other cryptocurrency markets for their own personal trading accounts (subject to certain internal trading policies and procedures, as applicable) at the same time as they are providing services to the Trust, prospective investors should be aware that certain conflicts of interest may be presented. For example, the other accounts might have similar or different investment objectives or strategies as the Trust, or otherwise hold, purchase or sell investments that are eligible to be held, purchased or sold by the Trust, or may take positions that are opposite in direction from those taken by the Trust. Records of other accounts, including personal trading accounts, will not be available for inspection by Shareholders.

Certain officers, employees and/or affiliates of the Sponsor may own Bitcoin for their own account. The Sponsor will adopt a Code of Ethics that will prohibit officers and employees of the Sponsor from trading directly with the Trust (and neither the Sponsor nor any affiliate of the Sponsor trades directly with the Trust). In addition, the Code of Ethics will require that any trading of $25,000 or more of Bitcoin within a 24-hour period must be reported to the Chief Compliance Officer within two business days following such trades, and all Bitcoin transactions are reported to the Chief Compliance Officer quarterly. Officers and employees of the Sponsor will also be prohibited from buying or selling Bitcoin during the Trade Restriction Window, which are intended to occur on days the Trust is issuing new Shares at NAV. Finally, officers and employees of the Sponsor will be required to pre-clear all secondary market trades in OBTC.

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GOVERNING LAW; CONSENT TO DELAWARE JURISDICTION

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the non-exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that causes of actions for violations of the Exchange Act or the Securities Act will not be governed by the non-exclusive jurisdiction provision of the Trust Agreement. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Trust.

LEGAL MATTERS

[Certain matters of Delaware law relating to the validity of the Shares has been passed upon for the Sponsor by [____________], who, as special U.S. tax counsel to the Sponsor, has rendered an opinion regarding the material federal income tax consequences relating to the Shares.]

EXPERTS

The financial statements as of December 31, 2022 and 2023 included in this prospectus has been so included in reliance on the report of Grant Thorton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

The Sponsor has filed on behalf of the Trust a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust or the Shares, please refer to the registration statement, which you may inspect, without charge, online at www.sec.gov. Information about the Trust or the Shares can also be obtained from the Sponsor’s website at http://ospreyfunds.io. This Internet address is only provided here as a convenience to you, and the information contained on or connected to the Trust’s website is not considered part of this prospectus. We will make available, free of charge, on our website our Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished.

The Trust will be subject to the informational requirements of the Exchange Act and the Sponsor will, on behalf of the Trust, file certain reports and other information with the SEC. These filings will contain certain important information that does not appear in this prospectus. For further information about the Trust, you may read and copy these filings at the SEC’s Internet site (www.sec.gov), which also contains reports and other information regarding issuers that file electronically with the SEC.

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GLOSSARY

In this prospectus, each of the following terms has the meaning set forth below:

“Affiliate” – With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“airdrop” – An occurrence where holders of a particular digital asset may be entitled to claim a certain amount of a new digital asset for free, based on the fact that they hold such particular digital asset.

“Aggregate Trust Expenses” – The historical Management Fee, as well as any Excluded Expenses and any Extraordinary Expenses (as each is defined in the Trust Agreement).

“Article 8” – Article 8 of the New York Uniform Commercial Code.

“ASC 820” – The Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures.”

“Authorized Participant” – A person who, at the time of submitting an order to create or redeem one or more Baskets (i) is a registered broker-dealer, (ii) is a DTC Participant or an Indirect Participant, and (iii) has in effect a valid Authorized Participant Agreement.

“Authorized Participant Agreement” – An agreement entered into by an Authorized Participant, the Sponsor and the Trustee that provides the procedures for the creation and redemption of Baskets.

“Basket” – A block of [    ] Shares.

“Bitcoin blockchain” – The blockchain ledger for Bitcoin.

“Bitcoin Custodian” or “Coinbase Custody” - Coinbase Custody Trust Company, LLC.

“Bitcoin Market Price” – The market price of Bitcoin as determined in accordance with ASC 820 on each day the New York Stock Exchange is open for trading.

“Bitcoin network” – Bitcoin blockchain and any digital asset network, including the Bitcoin peer-to-peer network.

“Bitcoin Trading Counterparty” – Designated third parties who are not registered broker-dealers and transact in Bitcoin pursuant to written agreements with the Trust.

“BitLicense” – A business license under 23 New York Codes, Rules and Regulations (NYCRR) Part 200.

“BSA” – U.S. Bank Secrecy Act, as amended.

“BTC Cash Value” – The value of the Bitcoin based on the Benchmark Valuation (defined as the CME CF Bitcoin Reference Rate New York) as of the time that the request to sell, transfer or withdraw was originally made by the Trust

“Business Day” – Any day other than: (1) a Saturday or a Sunday, or (2) a day on which the Listing Exchange is closed for regular trading.

“Cash Custodian” – The [     ] and any substitute or additional custodian of the Trust’s cash pursuant to a written agreement with the Trust or Trustee on behalf of the Trust.

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“CB Return Cure” – Two (2) business days following the Trust providing written notice to the relevant Coinbase Entity

“CBDCs” – Digital forms of legal tender, called central bank digital currencies, introduced by central banks in various countries.

“CFPB” – The Consumer Financial Protection Bureau.

“CFTC” – The Commodity Futures Trading Commission.

“Client Account” – Other accounts for clients, such as registered and unregistered funds and owners of separately managed accounts that the Sponsor or an Osprey Affiliate manage or advise.

“Code” – The United States Internal Revenue Code of 1986, as amended.

“Code of Ethics” – The codification of the Sponsor’s business and ethical principles that applies to its executive officers.

“Coinbase Global” – The parent of the Bitcoin Custodian

“Coinbase Insureds” – Coinbase Global and its subsidiaries

“Commodity Exchange Act” – The Commodity Exchange Act of 1936, as amended.

[“Connected Trading Venue” – A venue (including third-party venues and the Prime Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell Bitcoin on behalf of the Trust.]

[“Connected Trading Venue or Authorized Participant Account” – All customer accounts opened at [Coinbase], including any opened by (a) Connected Trading Venues, (b) Authorized Participants or (c) agents/partners of such Authorized Participants.]

“Constituent Platforms” – The constituent digital asset platforms of the CMBI Bitcoin Index, which are chosen by the Index Provider and could change over time.

“CTA” – The Consolidated Tape Association.

“Custodian Agreement” – Custodial Services Agreement, dated as of February 4, 2022, between Osprey Bitcoin Trust and Coinbase Custody Trust Company, LLC.

“Custodians” -The Cash Custodian and Bitcoin Custodian, collectively.

“Custodians’ Fee” – The fees payable to the Custodians.

“Custody Transaction Costs” – Transfer, processing and other transaction costs charged by the Bitcoin Custodian in connection with the issuance of Baskets for such purchase order.

“Covered Person” – Osprey Funds, LLC and its affiliates

“DFPI” – The California Department of Financial Protection and Innovation.

“DOL” – The U.S. Department of Labor.

“DSTA” – The Delaware Statutory Trust Act.

“DTC” – The Depository Trust Company.

“DTC Participant” – An entity that has an account with DTC.

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“ECI” – Income that is treated as “effectively connected” with the conduct of a trade or business in the United States.

“ERISA” – The Employee Retirement Income Security Act of 1974, as amended.

“ET” – Eastern Time Zone.

“Ethereum Classic” or “ETC” – The original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ethereum Classic, or ETC.

“ETF Services” – Certain order processing, Authorized Participant communications, and related services in connection with the issuance and redemption of Baskets.

“ETF Servicing Fee” – The fee received from Authorized Participants for providing the ETF Services.

“Exchange Act” – The Securities Exchange Act of 1934, as amended.

“FBO” – For the benefit of.

“FBO Account” – An omnibus account in the Prime Execution Agent’s name FBO its customers at each of multiple FDIC-insured banks.

“FDAP” – A Non-U.S. Shareholder’s allocable share of U.S. source dividend, interest, rental and other “fixed or determinable annual or periodical gains, profits and income.”

“FDIC” – The Federal Deposit Insurance Corporation.

“financing fee” – Interest rates on Trade Credits

“FinCen” – The U.S. Department of the Treasury Financial Crimes Enforcement Network.

“FINRA” – The Financial Industry Regulatory Authority.

“fork” – A non-backward compatible change to the original Bitcoin blockchain and the source code of the original Bitcoin Network which results in the original Bitcoin Network and the original Bitcoin blockchain existing side-by-side, but incompatible, with a new network and a new blockchain, and leads to the creation of a new asset running on the new blockchain.

“FTX” – FTX Trading Ltd.

“GAAP” – The U.S. generally accepted accounting principles.

“Genesis” – Genesis Global Capital, LLC and its affiliates.

“hard fork” – A permanent fork in a network’s blockchain that separates the network into a prefork digital asset and a new post-fork digital asset.

“IIV” – Intraday indicative value per share.

“Incidental Rights” – Any virtual currency (for avoidance of doubt, other than Bitcoin) or other asset or right that the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, which rights are incident to the Trust’s ownership of Bitcoins and arise without any action of the Trust, or of the Sponsor or Trustee on behalf of the Trust. In the event of a hard fork of the Bitcoin Blockchain, the Sponsor shall determine which network shall constitute the Bitcoin Network and which asset shall constitute Bitcoin in accordance with the Trust Agreement.

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“Reference Index” – The Coin Metrics CMBI Bitcoin Index.

“Indirect Participant” – An entity that has access to the DTC clearing system by clearing securities through, or maintaining a custodial relationship with, a DTC Participant.

“Index Provider” – Coin Metrics Inc.

“In-Kind Regulatory Approval” – The necessary regulatory approval to permit the Trust to create and redeem Baskets in-kind for Bitcoin.

“Investment Company Act” – The Investment Company Act of 1940, as amended.

“IR Virtual Currency” – A virtual currency acquired through Incidental Rights.

“IRA” – Individual retirement account.

“IRS” – The United States Internal Revenue Service.

“JOBS Act” – The Jumpstart Our Business Startups Act.

“KYC” – Know your customer.

“MiCA” – Markets in Crypto-Assets

“Money Market Fund” – A money market fund that is in compliance with Rule 2a-7 under the Investment Company Act and rated “AAA” by S&P (or the equivalent from any eligible rating service).

“MSB” – A U.S.-based platform registered as a money services business with FinCen.

“Listing Exchange” – [     ]

“NAV” – Net asset value of the Trust.

“NAV per Share” – The NAV divided by the number of outstanding Shares

“NFA” – The National Futures Association.

“NBMM” – non-bank market maker.

“Non-U.S. Shareholder” – A Shareholder that is (or is treated as), for U.S. federal income tax purposes: (1) a nonresident alien individual, (2) a foreign corporation or (3) an estate or trust whose income is not subject to U.S. federal income tax on a net income basis.

“Notice” – The 2014 notice released by the IRS.

“November 2020 Offering” – The Trust’s offering of an unlimited number of Shares on November 12, 2020 pursuant to Rule 506(c) under the Securities Act

“NYDFS” – The New York State Department of Financial Services.

“OCC” – The Office of the Comptroller of the Currency.

“OFAC” – The Office of Foreign Assets Control.

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“Osprey Affiliate” – Any affiliates of the Sponsor (including, without limitation, each of its or their affiliates, directors, partners, trustees, managing members, officers and employees).

“Order Book” – A list of buy and sell orders with associated limit prices and sizes that have not yet been matched.

“Person” – Any natural person or any limited liability company, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Plan Assets Regulation” – Regulation 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA.

“Plans” – Any (a) employee benefit plan and certain other plans and arrangements, including individual retirement accounts and annuities, (b) Keogh plans and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to Title I of ERISA and/or Section 4975 of the Code.

[“Prime Execution Agent” – [     ].]

[“Prime Execution Agent Agreement” – [   ].]

“Regular Market Session” – The Listing Exchange’s regular market session of 9:30 a.m. to 4:00 p.m. New York time.

“Rule 504 Offering” – An offering pursuant to Rule 504 of Regulation D under the Securities Act.

“Ruling & FAQs” – The revenue ruling and set of “Frequently Asked Questions” released by the IRS in 2019.

“Sarbanes-Oxley Act” – The Sarbanes-Oxley Act of 2002.

“SEC” – The Securities and Exchange Commission of the United States, or any successor governmental agency in the United States.

“Secondary Index” – Other index administrators.

“Securities Act” – The Securities Act of 1933, as amended.

“Settlement Deadline” – 6:00 p.m. ET of the calendar day immediately following the day the Trade Credit was extended by the Trade Credit Lender to the Trust or, if such day is not a business day, on the next Business Day.

“Shareholders” – Owners of beneficial interests in the Shares.

“Shares” or “Units” – Units of fractional undivided beneficial interest in the net assets of the Trust.

“SIPC” – The Securities Investor Protection Corporation.

“SOC” – System and Organization Controls

“Sponsor” – Osprey Funds, LLC

“Management Fee” – The fees of the Sponsor accrues daily at an annualized rate equal to 0.49% of the net asset value of the Trust and is payable at least monthly in arrears in U.S. dollars at the Bitcoin Market Price in effect at the time of such payment or in kind or any combination thereof. The Sponsor may, at its discretion and from time to time, waive all or a portion of the Management Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver.

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“SVB” – Silicon Valley Bank.

“Trade Credit” – The Trust may borrow Bitcoin or cash as a credit on a short-term basis from the Trade Credit Lender pursuant to the Trade Financing Agreement.

“Trade Credit Lender” – [Coinbase Credit, Inc.]

“Trade Financing Agreement” – The [Coinbase Credit Committed Trade Financing Agreement].

“Trading Balance” – A trading account at which, pursuant to the Prime Execution Agent Agreement, the Trust’s Bitcoin holdings and cash holdings from time to time may be held with the Prime Execution Agent, in connection with the sale of Bitcoin to pay the Management Fee and Trust expenses not assumed by the Sponsor.

“Trading Platform” – The Prime Execution Agent’s execution platform where the Sponsor may place an order.

“Treasury Regulations” – Tax regulations issued by the IRS.

“Trust” – Osprey Bitcoin Trust, a Delaware statutory trust formed pursuant to the Trust Agreement.

“Trust Administrator” – [     ].

“Trust Agreement” – The Second Amended and Restated Trust Agreement dated as of November 1, 2020, as amended April 15, 2022, and as further amended on January 18, 2024, among the Sponsor and the Trustee.

“Trust Documents” – The Trust Agreement and the Trust's agreement with its service providers.

“Trustee” – Delaware Trust Company.

“UBTI” – Unrelated business taxable income.

“USDC” – US Dollar Coin.

“U.S. Shareholder” – A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

“U.S. Treasury Department” – U.S. Department of the Treasury

“Vault Balance” – Accounts storing the Trust’s Bitcoin that are required to be segregated from the assets held by the Bitcoin Custodian as principal and the assets of its other customers.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investors and Sponsor of

Osprey Bitcoin Trust

Opinion on the financial statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investment, of Osprey Bitcoin Trust (a Delaware Statutory Trust) (the “Trust”) as of December 31, 2023 and 2022, the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2023 and 2022, and the results of its operations for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

New York, New York

February 14, 2025

F-2

Osprey Bitcoin Trust

Statements of Assets and Liabilities

December 31, 2023 and 2022

(Amounts in U.S. dollars, except units issued and outstanding)

	December 31, 2023	December 31, 2022
Assets
Investment in Bitcoin, at fair value (cost $75,663,326 and $75,816,514, respectively)	$115,545,433	$46,253,445
Cash	370	257
Other assets	76,531	24,600
Total assets	115,622,334	46,278,302

Liabilities
Management Fee payable	48,081	19,213
Due to Sponsor	370	166,804
Other payable	109,619	77,505
Total liabilities	158,070	263,522
Net assets	$115,464,264	$46,014,780

Net assets
Paid-in capital	$76,978,282	$76,978,282
Accumulated net investment loss	(3,352,516)	(2,316,820)
Accumulated net realized gain on investment in Bitcoin	1,951,467	911,557
Accumulated net change in unrealized appreciation (depreciation) on investment in Bitcoin	39,887,031	(29,558,239)
	$115,464,264	$46,014,780

Units issued and outstanding, no par value (unlimited Units authorized)	8,340,536	8,340,536
Net asset value per Unit	$13.84	$5.52

The accompanying notes are an integral part of these financial statements.

F-3

Osprey Bitcoin Trust

Schedules of Investment

December 31, 2023 and 2022

(Amounts in U.S. dollars, except units)

			Percentage of
December 31, 2023	Units	Fair Value	Net Assets

Investment in Bitcoin, at fair value (cost $75,663,326)	2,750.14	$115,545,433	100%

Liabilities, less cash and other assets		(81,169)	0%

Net assets		$115,464,264	100%

			Percentage of
December 31, 2022	Units	Fair Value	Net Assets

Investment in Bitcoin, at fair value (cost $75,816,514)	2,792.88	$46,253,445	101%

Liabilities, less cash and other assets		(238,665)	(1)%

Net assets		$46,014,780	100%

The accompanying notes are an integral part of these financial statements.

F-4

Osprey Bitcoin Trust

Statements of Operations

For the years ended December 31, 2023 and 2022

(Amounts in U.S. dollars)

	Year ended December 31, 2023	Year ended December 31, 2022
Expenses
Management Fee	$390,023	$388,890
Professional fees	294,731	407,355
Custodian fees	119,636	152,144
Other	231,306	170,938
Total expenses	1,035,696	1,119,327

Net investment loss	(1,035,696)	(1,119,327)

Net realized gain and net change in unrealized appreciation (depreciation) on investment in Bitcoin
Net realized gain on investment in Bitcoin	1,039,910	834,003
Net change in unrealized appreciation (depreciation) on investment in Bitcoin	69,445,270	(83,373,064)
Total net realized gain and net change in unrealized appreciation (depreciation) on investment in Bitcoin	70,485,180	(82,539,061)

Net increase (decrease) in net assets resulting from operations	$69,449,484	$(83,658,388)

The accompanying notes are an integral part of these financial statements.

F-5

Osprey Bitcoin Trust

Statements of Changes in Net Assets

For the years ended December 31, 2023 and 2022

(Amounts in U.S. dollars, except units issued and outstanding)

	Year ended December 31, 2023	Year ended December 31, 2022
Increase (decrease) in net assets from operations
Net investment loss	$(1,035,696)	$(1,119,327)
Net realized gain on investment in Bitcoin	1,039,910	834,003
Net change in unrealized appreciation (depreciation) on investment in Bitcoin	69,445,270	(83,373,064)
Net increase (decrease) in net assets resulting from operations	69,449,484	(83,658,388)

Net assets
Net assets at the beginning of the year	46,014,780	129,673,168
Net assets at the end of the year	$115,464,264	$46,014,780

Change in units issued and outstanding
Units issued and outstanding at the beginning of the year	8,340,536	8,340,536
Units issued and outstanding at the end of the year	8,340,536	8,340,536

The accompanying notes are an integral part of these financial statements.

F-6

1. Organization

Osprey Bitcoin Trust (the “Trust”) is a Delaware Statutory Trust, formed on January 3, 2019, which commenced operations on January 22, 2019, and is governed by the Second Amended and Restated Declaration of Trust and Trust Agreement dated November 1, 2020, as amended by the Amendment to Trust Agreement dated April 15, 2022 (the “Trust Agreement”). In general, the Trust holds Bitcoin and, from time to time, issues common units of fractional undivided beneficial interest (“Units”) in exchange for Bitcoin. The investment objective of the Trust is for the Units to track the price of Bitcoin, less liabilities and expenses of the Trust. The Units are designed as a convenient and cost-effective method for investors to gain investment exposure to Bitcoin, similar to a direct investment in Bitcoin.

Osprey Funds, LLC (the “Sponsor”) acts as the sponsor of the Trust. Other funds under the Osprey name are also managed by the Sponsor. The Sponsor is responsible for the day-to-day administration of the Trust pursuant to the provisions of the Trust Agreement. The Sponsor is responsible for preparing and providing annual reports on behalf of the Trust to investors and is also responsible for selecting and monitoring the Trust’s service providers. As consideration for the Sponsor’s services, the Trust pays the Sponsor a Management Fee (as defined herein) as discussed in Notes 2 and 5.

Coinbase Custody Trust Company, LLC (the “Custodian”) is the digital asset custodian of the Trust. Fidelity Digital Assets Services, LLC (“FDAS”) served as our digital asset custodian until March 2022. The Custodian is responsible for safeguarding the Bitcoin held by the Trust.

The transfer agent for the Trust (the “Transfer Agent”) is Continental Stock Transfer & Trust Company. The Transfer Agent is responsible for the issuance and redemption of Units, the payment, if any, of distributions with respect to the Units, the recording of the issuance of the Units and the maintaining of certain records therewith.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in US dollars and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Trust qualifies as an investment company for accounting purposes pursuant to the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. The Trust is not registered with U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The most significant estimate in the financial statements is the fair value of investments in Bitcoin. Actual results could differ from those estimates and these differences could be material.

Cash

Cash is received by the Trust from investors and converted into Bitcoin for investment. At times, bank deposits may be in excess of federally insured limits. In accordance with ASC 230 “Statement of Cash Flows,” the Trust qualifies for an exemption from the requirement to provide a statement of cash flows and has elected not to provide a statement of cash flows.

F-7

Subscriptions and Redemptions of Units

Proceeds received by the Trust from the issuance and sale of Units consist of Bitcoin deposits and forked or airdropped cryptocurrency coins from the Bitcoin Network, or their respective U.S. dollar cash equivalents. Such Bitcoins (or cash equivalent) will only be (1) owned by the Trust and held by the Custodian (or, if cash, used by the Sponsor to purchase Bitcoins to be held by the Custodian), (2) disbursed (or converted to U.S. dollars, if necessary) to pay the Trust’s expenses, (3) distributed to Accredited Investors (subject to obtaining regulatory approval from the SEC described below) in connection with the redemption of Units, (4) distributed (or converted to U.S. dollars, prior to distribution) to Unitholders as dividends, and (5) liquidated in the event that the Trust terminates or as otherwise required by law or regulation.

The Trust conducts its transactions in Bitcoin, including receiving Bitcoin for the creation of Units and delivering Bitcoin for the redemption of Units (if a redemption program were to be established) and for the payment of the Management Fee.

During June 2020, the Trust began a continuous offering of up to $5,000,000 of Units with no par value, each Unit representing a fractional undivided beneficial interest in the Trust. 154,183 Units were sold to both accredited and non-accredited investors in an offering of up to $5,000,000 of Units, dated June 1, 2020, registered in Connecticut and qualified in New York, pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 504 Offering”). The Rule 504 Offering closed on August 12, 2020.

On November 12, 2020, the Trust began an offering of an unlimited number of Units pursuant to Rule 506(c) under the Securities Act (“November 2020 Offering”). 4,206,224 Units were sold in the November 2020 Offering.

On January 14, 2021, the Financial Industry Regulatory Authority (“FINRA”) determined that the Trust’s Units met the criteria for trading on the over-the-counter market (“OTC Market”). On February 16, 2021, the Trust’s Units began trading in the OTC Market, operated by OTC Markets Group, Inc., under the ticker symbol “OBTC.” On March 3, 2021, the Trust’s Units began trading in the OTCQX tier of the OTC Market, under the ticker symbol “OBTC.”

Effective November 1, 2021, the Trust suspended the November 2020 Offering under Rule 506(c) under the Securities Act.

As of December 31, 2023, there were 8,340,536 Units issued and outstanding. 107,478 of the Units are restricted securities that may not be resold absent registration or an exemption from registration under the Securities Act, and 8,233,058 of the Units are unrestricted securities.

As of December 31, 2023 the Trust was not redeeming Units.

Investment Transactions and Revenue Recognition

The Trust identifies Bitcoin as an “other investment” in accordance with ASC 946. The Trust records its investment transactions on a trade date basis and changes in fair value are reflected as the net change in unrealized appreciation or depreciation on investments. Realized gains and losses are calculated using a first in, first out method. Realized gains and losses are recognized in connection with transactions including settling obligations for the Management Fee and other expenses in Bitcoin.

F-8

Management Fee

The Trust is expected to pay the remuneration due to the Sponsor (the “Management Fee” or “Sponsor Fee”). The Management Fee is charged by the Sponsor to the Trust at an annual rate of 0.49% of the daily Net Asset Value of the Trust and accrues daily in Bitcoin. The Management Fee is payable at the Sponsor’s sole discretion, in Bitcoin or in U.S. Dollars for the Bitcoin Market Price (as defined herein) in effect for such Bitcoin at the time of payment.

Trust Expenses

In accordance with the Trust Agreement, the Sponsor bears the routine operational, administrative and other ordinary administrative operating expenses of the Trust (the “Assumed Expenses”) other than audit fees, index license fees, aggregate legal fees in excess of $50,000 per annum and the fees of the Custodian ( “Excluded Expenses”) and certain extraordinary expenses of the Trust, including but not limited to taxes and governmental charges, expenses and costs, expenses and indemnities related to any extraordinary services performed by the Sponsor (or any other service provider, including the Trustee) on behalf of the Trust to protect the Trust or the interest of Unitholders, indemnification expenses, fees and expenses related to public trading on OTCQX (“Extraordinary Expenses”).

Fair Value Measurements

The Trust’s investment in Bitcoin is stated at fair value in accordance with ASC 820-10 “Fair Value Measurements,” which outlines the application of fair value accounting. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. ASC 820-10 requires the Trust to assume that Bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Principal market is the market with the greatest volume and level of activity for Bitcoin, and the most advantageous market is defined as the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs. The principal market is generally selected based on the most liquid and reliable exchange (including consideration of the ability for the Trust to access the specific market, either directly or through an intermediary, at the end of each period).

GAAP utilizes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Trust. Unobservable inputs reflect the Trust’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

F-9

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Trust has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, these valuations do not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary by investment. To the extent that valuations are based on sources that are less observable or unobservable in the market, the determination of fair value requires more judgment. Fair value estimates do not necessarily represent the amounts that may be ultimately realized by the Trust.

Definition of Net Asset Value

The net asset value (“NAV”) of the Trust is used by the Trust in its day-to-day operations to measure the net value of the Trust’s assets. The NAV is calculated on each business day and is equal to the aggregate value of the Trust’s assets less its liabilities (which include accrued but unpaid fees and expenses, both estimated and finally determined), based on the Bitcoin Market Price. In calculating the value of the Bitcoin held by the Trust on any business day, the Trust will use the market price as of 4:00 p.m. New York time. The Trust will also calculate the NAV per Unit of the Trust daily, which equals the NAV of the Trust divided by the number of outstanding Units (the “NAV per Unit”). The Trust considers 4:00 p.m. New York time as a cut off for the end of day reporting.

3. Fair Value of Bitcoin

The investment measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2023, and December 31, 2022:

	Number	Per Bitcoin	Amount at	Fair Value Measurement Category
December 31, 2023	of Bitcoin	Fair Value	Fair Value	Level 1	Level 2	Level 3

Investment in Bitcoin	2,750.14	$42,014.39	$115,545,433	$-	$115,545,433	$-

	Number	Per Bitcoin	Amount at	Fair Value Measurement Category
December 31, 2022	of Bitcoin	Fair Value	Fair Value	Level 1	Level 2	Level 3

Investment in Bitcoin	2,792.88	$16,561.21	$46,253,445	$-	$46,253,445	$-

The Trust determined the fair value per Bitcoin using the price provided at 4:00 p.m., New York time, by principal market on the last business day of the reporting period.

The Management Fee payable accrued in Bitcoin is converted into United States dollar amount at the period-end Bitcoin Market Price. The fluctuations arising from the effect of changes in liability denominated in Bitcoin are included with the net realized or unrealized appreciation or depreciation on investment in Bitcoin in the statements of operations.

F-10

The following represents the changes in quantity and the respective fair value of Bitcoin for the year ended December 31, 2023:

	Bitcoin	Fair Value
Balance at January 1, 2023	2,792.88	$46,253,445
Bitcoin distributed for Management Fee, related party	(13.57)	(376,173)
Bitcoin distributed for other fees	(29.17)	(832,036)
Net realized gain on investment in Bitcoin	-	1,055,021
Net change in unrealized appreciation on investment in Bitcoin	-	69,445,176
Balance at December 31, 2023	2,750.14	$115,545,433

Net realized gain on the transfer of Bitcoins to pay the Management Fee and other expenses for the year ended December 31, 2023, was $1,039,910, which includes $1,055,021 net realized gain on investment in Bitcoin, and $15,111 net realized loss resulted from the changes in liabilities denominated in Bitcoin. Net change in unrealized appreciation on investment in Bitcoin for the year ended December 31, 2023, was $69,445,270, which includes net change in unrealized appreciation on investment in Bitcoin of $69,445,176, and $94 net unrealized appreciation due to changes in value of liabilities denominated in Bitcoin.

The following represents the changes in quantity and the respective fair value of Bitcoin for the year ended December 31, 2022:

	Bitcoin	Fair Value
Balance at January 1, 2022	2,828.93	$129,756,984
Bitcoin distributed for Management Fee, related party	(13.78)	(407,612)
Bitcoin distributed for other fees	(22.27)	(531,601)
Net realized gain on investment in Bitcoin	-	809,988
Net change in unrealized depreciation on investment in Bitcoin	-	(83,374,314)
Balance at December 31, 2022	2,792.88	$46,253,445

Net realized gain on the transfer of Bitcoins to pay the Management Fee and other expenses for the year ended December 31, 2022, was $834,003, which includes $809,988 net realized gain on investment in Bitcoin, and $24,015 net realized gain resulted from the changes in liabilities denominated in Bitcoin. Net change in unrealized depreciation on investment in Bitcoin for the year ended December 31, 2022, was $83,373,064, which includes net change in unrealized depreciation on investment in Bitcoin of $83,374,314, and $1,250 net unrealized appreciation due to changes in value of liabilities denominated in Bitcoin.

4. Income Taxes

The Trust is a grantor trust for U.S. federal income tax purposes. Accordingly, the Trust will not be subject to U.S. federal income tax. Rather, each beneficial owner of Units will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Units.

In accordance with GAAP, the Trust has defined the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the “more-likely-than-not” threshold, based on the largest benefit that is more than 50% likely to be realized. As of December 31, 2023, the Trust did not have a liability for any unrecognized tax amounts for uncertain tax positions related to federal, state, and local income taxes.

F-11

However, the conclusions concerning the determination of “more-likely-than-not” tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Sponsor of the Trust has evaluated whether or not there are uncertain tax positions that require financial statement recognition and has determined that no reserves for uncertain tax positions related to federal, state and local income taxes existed as of December 31, 2023, and December 31, 2022. The Trust’s 2021, 2022, and 2023 tax returns are subject to audit by federal, state and local tax authorities.

5. Related Parties

The Sponsor pays certain expenses on behalf of, and is reimbursed by, the Trust. For the years ended December 31, 2023 and 2022 the Trust reimbursed the Sponsor the expenses in the amount of $832,036 and $531,601, respectively. As of December 31, 2023, and December 31, 2022, there were unreimbursed expenses of $370 and $166,804 due to the Sponsor, respectively.

For the year ended December 31, 2023 and 2022 the Trust incurred Management Fees of $390,023 and $388,890, respectively, which are recorded in the accompanying statements of operations. As of December 31, 2023, and December 31, 2022, there were unpaid Management Fees of $48,081 and $19,213, respectively, which are recorded as management fee payable in the accompanying statements of assets and liabilities.

The Trust’s Management Fee is accrued daily in Bitcoins and will be payable, at the Sponsor’s sole discretion, in U.S. dollars or in Bitcoins at the Bitcoin Market Price in effect at the time of such payment. From inception through December 31, 2023, all Management Fees have been paid in Bitcoin to the Sponsor.

On June 29, 2023, an affiliate to the Sponsor entered into an agreement to purchase 2,932,321 Units from an unaffiliated investor in a private transaction. This purchase represented approximately 35% of Units of the Trust. The transaction settled on July 14, 2023. The aggregate number of Units owned by related parties is 2,938,490, valued at $40,679,711, and 6,169, valued at $34,034 on December 31, 2023, and December 31, 2022, respectively.

6. Risks and Uncertainties

Investment in Bitcoin

The Trust is subject to various risks including market risk, liquidity risk, and other risks related to its concentration in a single asset, Bitcoin. Investing in Bitcoin is currently unregulated, highly speculative, and volatile.

The net asset value of the Trust relates primarily to the value of Bitcoin held by the Trust, and fluctuations in the price of Bitcoin could materially and adversely affect an investment in the Units of the Trust. The price of Bitcoin has a limited history. During such history, Bitcoin prices have been volatile and subject to influence by many factors including the levels of liquidity.

If Bitcoin exchanges continue to experience significant price fluctuations, the Trust may experience losses. Several factors may affect the price of Bitcoin, including, but not limited to, global Bitcoin supply and demand, theft of Bitcoin from global exchanges or vaults, and competition from other forms of digital currency or payment services. The Bitcoin held by the Trust are commingled and the Trust’s Unitholders have no specific rights to any specific Bitcoin. In the event of the insolvency of the Trust, its assets may be inadequate to satisfy a claim by its Unitholders.

F-12

There is currently no clearing house for Bitcoin, nor is there a central or major depository for the custody of Bitcoin. There is a risk that some or all of the Trust’s Bitcoin could be lost or stolen. The Trust does not have insurance protection on its Bitcoin which exposes the Trust and its Unitholders to the risk of loss of the Trust’s Bitcoin. Further, Bitcoin transactions are irrevocable. Stolen or incorrectly transferred Bitcoin may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could adversely affect an investment in the Trust.

To the extent private keys for Bitcoin addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Trust may be unable to access the Bitcoin held in the associated addresses and the private keys will not be capable of being restored. The processes by which Bitcoin transactions are settled are dependent on the Bitcoin peer-to-peer network, and as such, the Trust is subject to operational risk. A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the value of Bitcoin.

The Custodian

The digital assets owned by the Trust are held by the Custodian and secured in a segregated custody account. All digital asset private keys are stored in offline storage, or “cold” storage. “Cold” storage is a safeguarding method by which the private keys corresponding to digital assets are disconnected and/or deleted entirely from the internet. As a result of digital assets being stored in “cold” storage, any withdrawal and subsequent transaction request to the Custodian by the Trust requires up to twenty-four (24) hour prior notice to process. Such time delay between the withdrawal request and processing of the withdrawal may negatively impact the price of the digital asset upon sale. The Custodian provides the Trust with monthly account statements. The Custodian is independent from the Sponsor.

7. Indemnifications

In the normal course of business, the Trust enters into contracts with service providers that contain a variety of representations and warranties and which provide general indemnifications. It is not possible to determine the maximum potential exposure or amount under these agreements due to the Trust having no prior claims. Based on experience, the Trust would expect the risk of loss to be remote.

F-13

8. Financial Highlights

	Year ended December 31, 2023	Year ended December 31, 2022
Per Unit Performance
(for a unit outstanding throughout the year)

Net asset value per unit at beginning of year	$5.52	$15.55

Net increase (decrease) in net assets resulting from operations
Net realized gain (loss) and change in unrealized appreciation (depreciation) on investment	8.45	(9.89)
Net investment loss	(0.13)	(0.14)
Net increase (decrease) in net assets resulting from operations	8.32	(10.03)

Net asset value per unit at end of year	$13.84	$5.52

Total return	150.72%	(64.50)%

Ratios to average net asset value
Expenses	1.30%	1.37%

Net investment loss	(1.30)%	(1.37)%

An individual Unitholder’s return, ratios, and per Unit performance may vary from those presented above based on the timing of Unit transactions. Total return and ratios to average net asset value are calculated for the Unitholders taken as a whole.

9. Subsequent Events

On March 5, 2024, the Trust has filed a certification on Form 15 with the Securities and Exchange Commission to terminate the registration of the Trust’s Units under Section 12(g) of the Securities Exchange Act of 1934, as amended.

On February 14, 2025, the Sponsor filed with the SEC a draft registration statement on Form S-1 to register the Units of the Trust under the Securities Act of 1933.

As of the close of business on February 11, 2025, the fair value of Bitcoin determined in accordance with the Trust’s accounting policy was $95,276 per Bitcoin.

There are no events that have occurred after December 31, 2023 through February 14, 2025, the date the financial statements were available to be issued, that require disclosure other than that which has already been disclosed in these notes to the financial statements.

F-14

Osprey Bitcoin Trust

Statements of Assets and Liabilities

September 30, 2024 (unaudited) and December 31, 2023

(Amounts in U.S. dollars, except units issued and outstanding)

	September 30, 2024	December 31, 2023
	(Unaudited)
Assets
Investment in Bitcoin, at fair value (cost $72,767,998 and $75,663,326, respectively)	$123,272,913	$115,545,433
Cash	382	370
Other assets	71,922	76,531
Total assets	123,345,217	115,622,334

Liabilities
Management Fee payable	49,663	48,081
Due to Sponsor	382	370
Other payable	25,924	109,619
Total liabilities	75,969	158,070
Net assets	$123,269,248	$115,464,264

Net assets
Paid-in capital	$76,978,282	$76,978,282
Redemptions	(54,057,318)	-
Accumulated net investment loss	(4,392,974)	(3,352,516)
Accumulated net realized gain on investment in Bitcoin	54,234,513	1,951,467
Accumulated net change in unrealized appreciation on investment in Bitcoin	50,506,745	39,887,031
	$123,269,248	$115,464,264

Units issued and outstanding, no par value (unlimited Units authorized)	5,940,536	8,340,536
Net asset value per Unit	$20.75	$13.84

The accompanying notes are an integral part of these financial statements.

F-15

Osprey Bitcoin Trust

Schedules of Investment (unaudited)

September 30, 2024 (unaudited) and December 31, 2023

(Amounts in U.S. dollars, except units)

			Percentage of
September 30, 2024 (Unaudited)	Units	Fair Value	Net Assets

Investment in Bitcoin, at fair value (cost $72,767,998)	1,942.38	$123,272,913	100%

Liabilities, less cash and other assets		(3,665)	0%

Net assets		$123,269,248	100%

			Percentage of
December 31, 2023	Units	Fair Value	Net Assets

Investment in Bitcoin, at fair value (cost $75,663,326)	2,750.14	$115,545,433	100%

Liabilities, less cash and other assets		(81,169)	0%

Net assets		$115,464,264	100%

The accompanying notes are an integral part of these financial statements.

F-16

Osprey Bitcoin Trust

Statements of Operations (unaudited)

For the three months and nine months ended September 30, 2024 and 2023

(Amounts in U.S. dollars)

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Expenses
Management Fee	$146,461	$95,755	$478,722	$266,946
Professional fees	-	73,295	225,742	188,977
Custodian fees	44,749	29,300	146,281	81,909
Other	40,752	53,692	189,713	178,220
Total expenses	231,962	252,042	1,040,458	716,052

Net investment loss	(231,962)	(252,042)	(1,040,458)	(716,052)

Net realized gain and net change in unrealized appreciation (depreciation) on investment in Bitcoin
Net realized gain on investment in Bitcoin	220,092	152,120	52,283,046	796,766
Net change in unrealized appreciation (depreciation) on investment in Bitcoin	6,598,370	(9,648,197)	10,619,714	28,137,651
Total net realized gain and net change in unrealized appreciation (depreciation) on investment in Bitcoin	6,818,462	(9,496,077)	62,902,760	28,934,417

Net increase (decrease) in net assets resulting from operations	$6,586,500	$(9,748,119)	$61,862,302	$28,218,365

The accompanying notes are an integral part of these financial statements.

F-17

Osprey Bitcoin Trust

Statements of Changes in Net Assets (unaudited)

For the three months and nine months ended September 30, 2024 and 2023

(Amounts in U.S. dollars, except units issued and outstanding)

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Increase (decrease) in net assets from operations
Net investment loss	$(231,962)	$(252,042)	$(1,040,458)	$(716,052)
Net realized gain on investment in Bitcoin	220,092	152,120	52,283,046	796,766
Net change in unrealized appreciation (depreciation) on investment in Bitcoin	6,598,370	(9,648,197)	10,619,714	28,137,651
Net increase (decrease) in net assets resulting from operations	6,586,500	(9,748,119)	61,862,302	28,218,365

Decrease in net assets from capital transactions
Redemptions	-	-	(54,057,318)	-
Net decrease in net assets resulting from capital transactions	-	-	(54,057,318)	-

Net increase (decrease) in net assets	6,586,500	(9,748,119)	7,804,984	28,218,365

Net assets at the beginning of the period	116,682,748	83,981,264	115,464,264	46,014,780
Net assets at the end of the period	$123,269,248	$74,233,145	$123,269,248	$74,233,145

Change in units issued and outstanding
Shares issued and outstanding at the beginning of the period	5,940,536	8,340,536	8,340,536	8,340,536
Redemptions	-	-	(2,400,000)	-
Shares issued and outstanding at the end of the period	5,940,536	8,340,536	5,940,536	8,340,536

The accompanying notes are an integral part of these financial statements.

F-18

1. Organization

Osprey Bitcoin Trust (the “Trust”) is a Delaware Statutory Trust, formed on January 3, 2019, which commenced operations on January 22, 2019, and is governed by the Second Amended and Restated Declaration of Trust and Trust Agreement dated November 1, 2020, as amended by the Amendment to Trust Agreement dated April 15, 2022 (the “Trust Agreement”). In general, the Trust holds Bitcoin and, from time to time, issues common units of fractional undivided beneficial interest (“Units”) in exchange for Bitcoin. The investment objective of the Trust is for the Units to track the price of Bitcoin, less liabilities and expenses of the Trust. The Units are designed as a convenient and cost-effective method for investors to gain investment exposure to Bitcoin, similar to a direct investment in Bitcoin.

Osprey Funds, LLC (the “Sponsor”) acts as the sponsor of the Trust. Other funds under the Osprey name are also managed by the Sponsor. The Sponsor is responsible for the day-to-day administration of the Trust pursuant to the provisions of the Trust Agreement. The Sponsor is responsible for preparing and providing annual reports on behalf of the Trust to investors and is also responsible for selecting and monitoring the Trust’s service providers. As consideration for the Sponsor’s services, the Trust pays the Sponsor a Management Fee (as defined herein) as discussed in Notes 2 and 5. Under the agreements between Rex Services, LLC (“Rex Services”) and the Sponsor, Rex Services provides legal, compliance, general administrative, operational, and marketing support to the Sponsor. Rex Financial, LLC is the parent company of Rex Services.

Coinbase Custody Trust Company, LLC (the “Custodian”) is the digital asset custodian of the Trust. The Custodian is responsible for safeguarding the Bitcoin held by the Trust.

The transfer agent for the Trust (the “Transfer Agent”) is Continental Stock Transfer & Trust Company. The Transfer Agent is responsible for the issuance and redemption of Units, the payment, if any, of distributions with respect to the Units, the recording of the issuance of the Units and the maintaining of certain records therewith.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in US dollars and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Trust qualifies as an investment company for accounting purposes pursuant to the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. The Trust is not registered with U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. The results for the three months and nine months ended September 30, 2024 and 2023 are not necessarily indicative of the results for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2023.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The most significant estimate in the financial statements is the fair value of investments in Bitcoin. Actual results could differ from those estimates and these differences could be material.

F-19

Cash

Cash is received by the Trust from investors and converted into Bitcoin for investment. At times, bank deposits may be in excess of federally insured limits. In accordance with ASC 230 “Statement of Cash Flows,” the Trust qualifies for an exemption from the requirement to provide a statement of cash flows and has elected not to provide a statement of cash flows.

Subscriptions and Redemptions of Units

Proceeds received by the Trust from the issuance and sale of Units consist of Bitcoin deposits and forked or airdropped cryptocurrency coins from the Bitcoin Network, or their respective U.S. dollar cash equivalents. Such Bitcoins (or cash equivalent) will only be (1) owned by the Trust and held by the Custodian (or, if cash, used by the Sponsor to purchase Bitcoins to be held by the Custodian), (2) disbursed (or converted to U.S. dollars, if necessary) to pay the Trust’s expenses, (3) distributed to Accredited Investors (subject to obtaining regulatory approval from the SEC described below) in connection with the redemption of Units, (4) distributed (or converted to U.S. dollars, prior to distribution) to Unitholders as dividends, and (5) liquidated in the event that the Trust terminates or as otherwise required by law or regulation.

The Trust conducts its transactions in Bitcoin, including receiving Bitcoin for the creation of Units and delivering Bitcoin for the redemption of Units (if a redemption program were to be established) and for the payment of the Management Fee.

During June 2020, the Trust began a continuous offering of up to $5,000,000 of Units with no par value, each Unit representing a fractional undivided beneficial interest in the Trust. 154,183 Units were sold to both accredited and non-accredited investors in an offering of up to $5,000,000 of Units, dated June 1, 2020, registered in Connecticut and qualified in New York, pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 504 Offering”). The Rule 504 Offering closed on August 12, 2020.

On November 12, 2020, the Trust began an offering of an unlimited number of Units pursuant to Rule 506(c) under the Securities Act (“November 2020 Offering”). 4,206,224 Units were sold in the November 2020 Offering.

On January 14, 2021, the Financial Industry Regulatory Authority (“FINRA”) determined that the Trust’s Units met the criteria for trading on the over-the-counter market (“OTC Market”). On February 16, 2021, the Trust’s Units began trading in the OTC Market, operated by OTC Markets Group, Inc., under the ticker symbol “OBTC.” On March 3, 2021, the Trust’s Units began trading in the OTCQX tier of the OTC Market, under the ticker symbol “OBTC.”

Effective November 1, 2021, the Trust suspended the November 2020 Offering under Rule 506(c) under the Securities Act.

On March 5, 2024, the Trust had filed a certification on Form 15 with the Securities and Exchange Commission to terminate the registration of the Trust’s Units under Section 12(g) of the Securities Exchange Act of 1934, as amended.

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As of September 30, 2024, there were 5,940,536 Units issued and outstanding. 46,607 of the Units are restricted securities that may not be resold absent registration or an exemption from registration under the Securities Act, and 5,893,929 of the Units are unrestricted securities.

Investment Transactions and Revenue Recognition

The Trust identifies Bitcoin as an “other investment” in accordance with ASC 946. The Trust records its investment transactions on a trade date basis and changes in fair value are reflected as the net change in unrealized appreciation or depreciation on investments. Realized gains and losses are calculated using a first in, first out method. Realized gains and losses are recognized in connection with transactions including settling obligations for the Management Fee and other expenses in Bitcoin.

Management Fee

The Trust is expected to pay the remuneration due to the Sponsor (the “Management Fee” or “Sponsor Fee”). The Management Fee is charged by the Sponsor to the Trust at an annual rate of 0.49% of the daily Net Asset Value of the Trust and accrues daily in Bitcoin. The Management Fee is payable at the Sponsor’s sole discretion, in Bitcoin or in U.S. Dollars for the Bitcoin Market Price (as defined herein) in effect for such Bitcoin at the time of payment.

Trust Expenses

In accordance with the Trust Agreement, the Sponsor bears the routine operational, administrative and other ordinary administrative operating expenses of the Trust (the “Assumed Expenses”) other than audit fees, index license fees, aggregate legal fees in excess of $50,000 per annum and the fees of the Custodian (“Excluded Expenses”) and certain extraordinary expenses of the Trust, including but not limited to taxes and governmental charges, expenses and costs, expenses and indemnities related to any extraordinary services performed by the Sponsor (or any other service provider, including the Trustee) on behalf of the Trust to protect the Trust or the interest of Unitholders, indemnification expenses, fees and expenses related to public trading on OTCQX (“Extraordinary Expenses”).

Fair Value Measurements

The Trust’s investment in Bitcoin is stated at fair value in accordance with ASC 820-10 “Fair Value Measurements,” which outlines the application of fair value accounting. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. ASC 820-10 requires the Trust to assume that Bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Principal market is the market with the greatest volume and level of activity for Bitcoin, and the most advantageous market is defined as the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs. The principal market is generally selected based on the most liquid and reliable exchange (including consideration of the ability for the Trust to access the specific market, either directly or through an intermediary, at the end of each period).

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GAAP utilizes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Trust. Unobservable inputs reflect the Trust’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Trust has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, these valuations do not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary by investment. To the extent that valuations are based on sources that are less observable or unobservable in the market, the determination of fair value requires more judgment. Fair value estimates do not necessarily represent the amounts that may be ultimately realized by the Trust.

Definition of Net Asset Value

The net asset value (“NAV”) of the Trust is used by the Trust in its day-to-day operations to measure the net value of the Trust’s assets. The NAV is calculated on each business day and is equal to the aggregate value of the Trust’s assets less its liabilities (which include accrued but unpaid fees and expenses, both estimated and finally determined), based on the Bitcoin Market Price. In calculating the value of the Bitcoin held by the Trust on any business day, the Trust will use the market price as of 4:00 p.m. New York time. The Trust will also calculate the NAV per Unit of the Trust daily, which equals the NAV of the Trust divided by the number of outstanding Units (the “NAV per Unit”). The Trust considers 4:00 p.m. New York time as a cut off for the end of day reporting.

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3. Fair Value of Bitcoin

The investment measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of September 30, 2024, and December 31, 2023:

	Number	Per Bitcoin	Amount at	Fair Value Measurement Category
September 30, 2024	of Bitcoin	Fair Value	Fair Value	Level 1	Level 2	Level 3

Investment in Bitcoin	1,942.38	$63,464.76	$123,272,913	$-	$123,272,913	$-

	Number	Per Bitcoin	Amount at	Fair Value Measurement Category
December 31, 2023	of Bitcoin	Fair Value	Fair Value	Level 1	Level 2	Level 3

Investment in Bitcoin	2,750.14	$42,014.39	$115,545,433	$-	$115,545,433	$-

The Trust determined the fair value per Bitcoin using the price provided at 4:00 p.m., New York time, by principal market on the last business day of the reporting period.

The Management Fee payable accrued in Bitcoin is converted into United States dollar amount at the period-end Bitcoin Market Price. The fluctuations arising from the effect of changes in liability denominated in Bitcoin are included with the net realized or unrealized appreciation or depreciation on investment in Bitcoin in the statements of operations.

The following represents the changes in quantity and the respective fair value of Bitcoin for the period from January 1, 2024 to September 30, 2024:

	Bitcoin	Fair Value
Balance at January 1, 2024	2,750.14	115,545,433
Bitcoin distributed for redemptions	(788.11)	(54,057,318)
Bitcoin distributed for Management Fee, related party	(8.45)	(489,033)
Bitcoin distributed for other fees	(11.20)	(640,823)
Net realized gain on investment in Bitcoin	-	52,291,846
Net change in unrealized appreciation on investment in Bitcoin	-	10,622,808
Balance at September 30, 2024	1,942.38	123,272,913

Net realized gain on the transfer of Bitcoins to pay the Management Fee, redemptions, and other expenses for the nine months ended September 30, 2024, was $52,283,046, which includes $52,291,846 net realized gain on investment in Bitcoin, and $8,800 net realized loss resulted from the changes in liabilities denominated in Bitcoin. Net change in unrealized appreciation on investment in Bitcoin for the nine months ended September 30, 2024, was $10,619,714, which includes net change in unrealized appreciation on investment in Bitcoin of $10,622,808, and $3,094 net unrealized depreciation due to changes in value of liabilities denominated in Bitcoin.

The following represents the changes in quantity and the respective fair value of Bitcoin for the year ended December 31, 2023:

	Bitcoin	Fair Value
Balance at January 1, 2023	2,792.88	46,253,445
Bitcoin distributed for Management Fee, related party	(13.57)	(376,173)
Bitcoin distributed for other fees	(29.17)	(832,036)
Net realized gain on investment in Bitcoin	-	1,055,021
Net change in unrealized depreciation on investment in Bitcoin	-	69,445,176
Balance at December 31, 2023	2,750.14	115,545,433

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Net realized gain on the transfer of Bitcoins to pay the Management Fee and other expenses for the year ended December 31, 2023, was $1,039,910, which includes $1,055,021 net realized gain on investment in Bitcoin, and $15,111 net realized loss resulted from the changes in liabilities denominated in Bitcoin. Net change in unrealized appreciation on investment in Bitcoin for the year ended December 31, 2023, was $69,445,270, which includes net change in unrealized appreciation on investment in Bitcoin of $69,445,176, and $94 net unrealized appreciation due to changes in value of liabilities denominated in Bitcoin.

4. Income Taxes

The Trust is a grantor trust for U.S. federal income tax purposes. Accordingly, the Trust will not be subject to U.S. federal income tax. Rather, each beneficial owner of Units will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Units.

In accordance with GAAP, the Trust has defined the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the “more-likely-than-not” threshold, based on the largest benefit that is more than 50% likely to be realized. As of September 30, 2024 and December 31, 2023, the Trust did not have a liability for any unrecognized tax amounts for uncertain tax positions related to federal, state, and local income taxes.

However, the conclusions concerning the determination of “more-likely-than-not” tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Sponsor of the Trust has evaluated whether or not there are uncertain tax positions that require financial statement recognition and has determined that no reserves for uncertain tax positions related to federal, state and local income taxes existed as of September 30, 2024 and December 31, 2023. The Trust’s 2021, 2022, and 2023 tax returns are subject to audit by federal, state and local tax authorities.

5. Related Parties

The Sponsor pays certain expenses on behalf of, and is reimbursed by, the Trust. For the three months ended September 30, 2024, and 2023 the Trust reimbursed the Sponsor the expenses in the amount of $83,135 and $76,170, respectively. For the nine months ended September 30, 2024, and 2023 the Trust reimbursed the Sponsor the expenses in the amount of $640,823 and $662,025, respectively. As of September 30, 2024 and December 31, 2023, there were unreimbursed expenses of $382 and $370 due to the Sponsor, respectively.

For the three months ended September 30, 2024, and 2023 the Trust incurred Management Fees of $146,461 and $95,755, respectively, which are recorded in the accompanying statements of operations. For the nine months ended September 30, 2024, and 2023, the Trust incurred Management Fees of $478,722 and $266,946 respectively, which are recorded in the accompanying statements of operations. As of September 30, 2024 and December 31, 2023, there were unpaid Management Fees of $49,663 and $48,081, respectively, which are recorded as management fee payable in the accompanying statements of assets and liabilities. The Trust’s Management Fee is accrued daily in Bitcoins and will be payable, at the Sponsor’s sole discretion, in U.S. dollars or in Bitcoins at the Bitcoin Market Price in effect at the time of such payment. From inception through September 30, 2024, all Management Fees have been paid in Bitcoin to the Sponsor.

On March 27, 2024, the Trust effected a redemption of 2,400,000 Units in the amount of $54,057,318 for an affiliated investor, Anax Trading, LLC which is under common control with the Sponsor. This redemption represented approximately 29% of Units of the Trust. The aggregate number of Units owned by related parties is 538,490, valued at $11,173,951, and 2,938,490 Units, valued at $40,679,711 on September 30, 2024, and December 31, 2023, respectively.

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6. Risks and Uncertainties

Investment in Bitcoin

The Trust is subject to various risks including market risk, liquidity risk, and other risks related to its concentration in a single asset, Bitcoin. Investing in Bitcoin is currently unregulated, highly speculative, and volatile.

The net asset value of the Trust relates primarily to the value of Bitcoin held by the Trust, and fluctuations in the price of Bitcoin could materially and adversely affect an investment in the Units of the Trust. The price of Bitcoin has a limited history. During such history, Bitcoin prices have been volatile and subject to influence by many factors including the levels of liquidity.

If Bitcoin exchanges continue to experience significant price fluctuations, the Trust may experience losses. Several factors may affect the price of Bitcoin, including, but not limited to, global Bitcoin supply and demand, theft of Bitcoin from global exchanges or vaults, and competition from other forms of digital currency or payment services. The Bitcoin held by the Trust are commingled and the Trust’s Unitholders have no specific rights to any specific Bitcoin. In the event of the insolvency of the Trust, its assets may be inadequate to satisfy a claim by its Unitholders.

There is currently no clearing house for Bitcoin, nor is there a central or major depository for the custody of Bitcoin. There is a risk that some or all of the Trust’s Bitcoin could be lost or stolen. The Trust does not have insurance protection on its Bitcoin which exposes the Trust and its Unitholders to the risk of loss of the Trust’s Bitcoin. Further, Bitcoin transactions are irrevocable. Stolen or incorrectly transferred Bitcoin may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could adversely affect an investment in the Trust.

To the extent private keys for Bitcoin addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Trust may be unable to access the Bitcoin held in the associated addresses and the private keys will not be capable of being restored. The processes by which Bitcoin transactions are settled are dependent on the Bitcoin peer-to-peer network, and as such, the Trust is subject to operational risk. A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the value of Bitcoin.

The Custodian

The digital assets owned by the Trust are held by the Custodian and secured in a segregated custody account. All digital asset private keys are stored in offline storage, or “cold” storage. “Cold” storage is a safeguarding method by which the private keys corresponding to digital assets are disconnected and/or deleted entirely from the internet. As a result of digital assets being stored in “cold” storage, any withdrawal and subsequent transaction request to the Custodian by the Trust requires up to twenty-four (24) hour prior notice to process. Such time delay between the withdrawal request and processing of the withdrawal may negatively impact the price of the digital asset upon sale. The Custodian provides the Trust with monthly account statements. The Custodian is independent from the Sponsor.

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7. Indemnifications

In the normal course of business, the Trust enters into contracts with service providers that contain a variety of representations and warranties and which provide general indemnifications. It is not possible to determine the maximum potential exposure or amount under these agreements due to the Trust having no prior claims. Based on experience, the Trust would expect the risk of loss to be remote.

8. Financial Highlights

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Per Unit Performance
(for a unit outstanding throughout the period)

Net asset value per unit at beginning of period	$19.64	$10.07	$13.84	$5.52

Net increase (decrease) in net assets resulting from operations

Net realized gain (loss) and change in unrealized appreciation (depreciation) on investment	1.14	(1.14)	7.05	3.47
Net investment loss	(0.03)	(0.03)	(0.14)	(0.09)
Net increase (decrease) in net assets resulting from operations	1.11	(1.17)	6.91	3.38

Net asset value per unit at end of period	$20.75	$8.90	$20.75	$8.90

Total return (1)	5.65%	(11.62)%	49.93%	61.23%

Ratios to average net asset value Expenses (2)	0.77%	1.30%	1.09%	1.32%

Net investment loss (2)	(0.77)%	(1.30)%	(1.09)%	(1.32)%

(1) Not annualized.

(2) Annualized.

An individual Unitholder’s return, ratios, and per Unit performance may vary from those presented above based on the timing of Unit transactions. Total return and ratios to average net asset value are calculated for the Unitholders taken as a whole.

9. Subsequent Events

On February 14, 2025, the Sponsor filed with the SEC a draft registration statement on Form S-1 to register the Units of the Trust under the Securities Act of 1933.

As of the close of business on February 11, 2025, the fair value of Bitcoin determined in accordance with the Trust’s accounting policy was $95,276 per Bitcoin.

There are no events that have occurred after September 30, 2024 through February 14, 2025, the date the financial statements were available to be issued, that require disclosure other than that which has already been disclosed in these notes to the financial statements.

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Osprey Bitcoin Trust

PROSPECTUS

[                ] , 2025

PART II-

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The Trust shall not bear any expenses incurred in connection with the issuance and distribution of the securities being registered. These expenses shall be paid by the Sponsor. Except for the Listing Exchange Listing Fee, all such expenses are estimated:

Securities and Exchange Commission Registration Fee	$	*
Exchange Listing Fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 2.4 of the Trust Agreement provides that the Trust shall (i) compensate (to the extent not paid by the Sponsor on the Trust’s behalf) the Trustee in accordance with a separate fee agreement with the Trustee, (ii) reimburse the Trustee for all reasonable expenses (including reasonable fees and expenses of counsel and other experts) and (iii) indemnify, defend and hold harmless the Trustee and any of the officers, directors, employees and agents of the Trustee (the “Indemnified Persons”) from and against any and all losses, damages, liabilities, claims, actions, suits, costs, expenses, disbursements (including the reasonable fees and expenses of counsel including legal fees and expenses in connection with the enforcement of its indemnification rights hereunder), taxes and penalties of any kind and nature whatsoever (collectively, “Expenses”), to the extent that such Expenses arise out of or are imposed upon or asserted at any time against such Indemnified Persons with respect to the performance of this Trust Agreement, the creation, operation or termination of the Trust or the transactions contemplated hereby; provided, however, that the Trust shall not be required to indemnify any Indemnified Person for any Expenses which are a result of the willful misconduct, bad faith or gross negligence of, an Indemnified Person. To the fullest extent permitted by law and by the requirement for treatment of the Trust as a grantor trust for tax purposes, Expenses to be incurred by an Indemnified Person shall, from time to time, be advanced by, or on behalf of, Sponsor prior to the final disposition of any matter upon receipt by Osprey of an undertaking by, or on behalf of, such Indemnified Person to repay such amount if it shall be determined that the Indemnified Person is not entitled to be indemnified under this Agreement.

Section 4.7 of the Trust Agreement provides that the Trustee shall indemnify the Sponsor against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust and such liability or loss was not the result of fraud, gross negligence, bad faith, willful misconduct, or a material breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust Estate (as defined in the Trust Agreement).

Item 15. Recent Sales of Unregistered Securities.

None.

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Item 16. Exhibits.

Exhibit No.	Description

4.1*	Second Amended and Restated Declaration of Trust and Trust Agreement
4.2*	Amendment to Trust Agreement, dated as of April 15, 2022, between Osprey Funds, LLC and Delaware Trust Company
4.3*	Amendment to the Trust Agreement, dated as of January 18, 2024, by and among Osprey Funds, LLC and Delaware Trust Company
4.4*	Form of Authorized Participant Agreement
5.1*	Opinion of Morgan, Lewis & Bockius LLP
10.1*	Custodial Services Agreement, dated as of February 4, 2022, between Osprey Bitcoin Trust and Coinbase Custody Trust Company, LLC
23.1*	Consent of Grant Thorton LLP
23.2*	Consent of Morgan, Lewis & Bockius LLP (included as part of Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

* To be filed by amendment.

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Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, That:

Paragraphs (1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

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(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield , Connecticut, on [________], 2025.

Osprey Funds, LLC Sponsor of Osprey Bitcoin Trust*

By:
Gregory D. King
President and Chief Executive Officer
(Principal Executive Officer)

By:
Robert J. Rokose
Chief Financial Officer
(Principal Financial and Accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Title	Date

Gregory D. King	President and Chief Executive Officer (Principal Executive Officer)

Robert J. Rokose	Chief Financial Officer (Principal Financial and Accounting Officer)

*	The Registrant is a trust and the persons are signing in their capacities as officers or directors of Osprey Funds, LLC, the sponsor of the Registrant.

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